
Walgreens Boots Alliance

2023

Notice of
Annual Meeting
and Proxy
Statement

More Joyful Lives
Through Better Health

Contents

Notable Governance Developments and Where to Read More

Our Board of Directors (the "Board") is soliciting your proxy on behalf of the Company for our 2023 annual meeting of stockholders (the "Annual Meeting"), which will be held on January 26, 2023 at 8:30 a.m., Pacific Time, or any adjournment or postponement thereof. This Proxy Statement (this "Proxy Statement") and the accompanying Notice of Annual Meeting of Stockholders and proxy card are being distributed, along with the 2022 Annual Report, beginning on December 8, 2022 to holders of our common stock, par value $0.01 per share, as of the close of business on November 28, 2022 (the "Record Date"). The Proxy Statement Summary highlights selected information that is provided in more detail throughout this Proxy Statement. The Proxy Statement Summary does not contain all of the information you should consider before voting. You should read the full Proxy Statement before casting your vote.

Unless otherwise stated, references herein to the "Company," "WBA," "we," "us," and "our" refer to Walgreens Boots Alliance, Inc. Unless otherwise stated, all information presented in this Proxy Statement is based on our fiscal calendar, which ends on August 31 (*e.g.*, references to "2022" refer to the fiscal year ended August 31, 2022).

A message from our executive chairman and our CEO



Dear Fellow Investors,

We are pleased to present the accompanying Walgreens Boots Alliance Proxy Statement and Annual Report.

Fiscal year 2022 marked the first year of our transformation to a consumer-centric healthcare company, and we are very pleased with the major progress we've made. While we are still in the early stages, our strategy is working and we are well underway in bringing our vision to life: to be the leading partner in reimagining local healthcare and wellbeing for all.

As we look to the road ahead with great confidence, our singular focus is on driving real value for our customers, our communities, our team members and you, our stockholders. Ginger Graham, our Board's Lead Independent Director, covers more details on our strong momentum in the Proxy Statement.

As you'll recall, in October 2021, we introduced four strategic priorities to achieve advantaged growth in community healthcare. Since then, we have continually delivered with numerous accomplishments despite a difficult operating environment, and we remain committed to sharing how we are tracking against our priorities with accountability and transparency.

Our best-in-class assets are scaling to accelerate growth and profitability of our U.S. healthcare business. Additionally, we are strengthening our core pharmacy and retail business, investing in strategic talent and innovative capabilities, and taking bold and measured steps to simplify our portfolio.

Throughout all of our work, our purpose of "more joyful lives through better health" continues to guide us. We are making impactful change as a force for good globally, including addressing health disparities and inequities as well as social determinants that can be barriers in many of the communities we serve.

We are very well positioned as we move into the next year, and will continue to execute swiftly on our vision and build a solid foundation for sustainable shareholder value creation. We look forward to sharing more at our 2023 Annual Meeting of Stockholders, which will take place January 26, 2023, at 8:30 a.m. PT, at The Resort at Pelican Hill in Newport Coast, California.

Thank you, and we deeply appreciate your support on our transformation journey.

Sincerely,

Stefano Pessina
Executive Chairman

Rosalind G. Brewer
Chief Executive Officer

A message from our lead independent director



2022 was a pivotal year for WBA, as we began the journey of executing on a new strategy to transform WBA into a healthcare company. The Board's oversight and advisory role was critical in the development of the Company's strategy. I am honored to be writing you for the first time as WBA's Lead Independent Director and to share some Board priorities and activities in the last year.

New Independent Board Leadership. As you will see in this Proxy Statement, Bill Foote will retire from the Board and will not stand for re-election at the Annual Meeting of Stockholders. Bill has enthusiastically served this Company and its predecessors for over 25 years and leaves a legacy of uncompromising independent leadership. On behalf of the Board, we are incredibly grateful to Bill for his contributions to and leadership of your Board. I am humbled to assume the role of Lead Independent Director and fully appreciate the importance of the role to an effective Board. I commit to you that I will be resolute in executing my responsibility to help ensure that the Board exercises prudent, independent judgement and provides effective oversight.

Say-on-Pay and Stockholder Engagement. Stockholder feedback is a key input in the Board's decision-making process and, as Lead Independent Director, I personally look forward to engaging with you moving forward. Our conversations over the last two years have focused on executive compensation. What we heard is that, while investors support the overall design of our compensation program and recent changes, they noted proxy advisory firm criticism of responsiveness to stockholders with regard to concerns with the discretion used by the Compensation and Leadership Performance Committee (the "CLP Committee") in 2020 that led to unfavorable Say-on-Pay vote results in 2021 and 2022. In discussing the rationale for the CLP Committee's decision, modifications made to our plan design to avoid such discretion in the future and the CLP Committee's public communication of its intention to not use positive discretion in the future, many investors, including six of our top seven stockholders, who represent approximately 39% of our outstanding shares, noted their satisfaction with the responsiveness of the Board but communicated their desire for more robust disclosures regarding our stockholder engagement program and outcomes. As a result, we have significantly expanded our disclosures related to stockholder engagement on pages 8, 31 and 61 of this Proxy Statement.

Aligning the Board with Our Strategy. We are continuously focused on ensuring that the Board is comprised of directors with a diverse mix of skills, backgrounds and perspectives that are equipped to oversee the success of the business. 2022 was no different. Given our strategic shift, the Board successfully recruited multiple directors with extensive healthcare and technology and data privacy and security expertise over the last year. We believe these new directors will serve as critical assets to stockholders and your Board for years to come. We also reconstituted the Finance Committee of the Board as the Finance and Technology Committee, reflecting the Board's ongoing focus on aligning one governance structure to our strategy.

Shaping Company Strategy and Overseeing Risk. Ensuring engaged and effective oversight of strategy and risk is essential to the Company's creation of long-term sustainable value. This was of particular importance in 2022 as the Company worked to develop a new healthcare-focused strategy. Your Board worked tirelessly with senior management inside and outside the boardroom analyzing and providing insight on the strengths, weaknesses, opportunities and risks as the strategy developed. The Board has remained focused and engaged as we have begun to execute on the strategy.

ESG. Environmental, Social and Government ("ESG") excellence is integrated and prioritized within our strategy as a healthcare company. We set ambitious targets across the ESG spectrum, including with regard to climate change and diversity, equity and inclusion, on an annual basis and have incorporated these goals into our compensation program. I encourage you to review our 2021 ESG report and our Compensation Discussion and Analysis in this Proxy Statement to learn more about those goals.

The composition, function and actions of our Board can be traced back to one fundamental principle: Corporate Responsibility. On behalf of my fellow independent directors and the entire Board, we thank you for your partnership with WBA. We thank you for your investment in WBA. And finally, we appreciate your trust and confidence in our leadership.

Sincerely,

Ginger L. Graham
Lead Independent Director

Notice of 2023 annual meeting of stockholders



Date and Time

Thursday, January 26, 2023 at 8:30 a.m. Pacific Time



Location

The Resort at Pelican Hill 22701 Pelican Hill Road South Newport Coast, CA 92657



Who Can Vote

The Board of Directors has fixed the close of business on November 28, 2022 as the record date. You are entitled to vote at the Annual Meeting and at any adjournment thereof if you were a holder of the Company's common stock as of the close of business on November 28, 2022.

Proposals That Require Your Vote	Board Recommendation	Learn More
1 Vote on the election of 10 director nominees named in this Proxy Statement	**FOR** each nominee	Page **12**
2 Approve, on an advisory basis, our named executive officer compensation	**FOR**	Page **57**
3 Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending August 31, 2023	**FOR**	Page **97**
4-5 Consider two stockholder proposals, if properly presented at the meeting	**AGAINST**	Page **101**

Stockholders will also transact such other business as may properly be brought before the meeting or any adjournment thereof by or at the direction of the Board.

Your vote is important. Please vote by Internet, telephone or mail as soon as possible to ensure your vote is recorded properly. Stockholders of record may vote without attending the Annual Meeting by one of the following methods:



Mail

Complete, sign and date the enclosed proxy card and return it in the prepaid envelope provided.



Telephone

Call the toll-free telephone number 1-800-690-6903 and follow the recorded instructions.



Internet

Go to https://www.proxyvote.com and follow the instructions on the website.

These proxy materials are first being sent (or, as applicable, made available) to stockholders commencing on December 8, 2022.

If you want to attend the Annual Meeting in person, you must pre-register and obtain an admission ticket in advance and have a valid, government-issued photo identification. To do so, please follow the instructions on page 113 of this Proxy Statement.

By order of the Board of Directors,

Joseph B. Amsbary, Jr.
Senior Vice President, Corporate Secretary
December 8, 2022
Walgreens Boots Alliance, Inc.
108 Wilmot Road
Deerfield, Illinois 60015
(principal executive office)

Our company

Our purpose, vision and values

Our purpose

More joyful lives through better health.

Our vision

To be the leading partner in reimagining local healthcare and well-being for all.

Our values

Walgreens Boots Alliance takes seriously its aim of creating joyful lives through better health, reflected in our core values:

 **Courageous**

We are bold, honest and decisive

 **Connected**

We are working together to create more joyful lives

 **Committed**

We are determined to do right by our customers, patients and each other

 **Curious**

We are continuously exploring and re-inventing our future

At a glance: WBA

Walgreens Boots Alliance is an integrated healthcare, pharmacy and retail leader serving millions of customers and patients every day, with a 170-year heritage of caring for communities. A trusted, global innovator in retail pharmacy with approximately 13,000 locations across the U.S., Europe and Latin America, WBA plays a critical role in the healthcare ecosystem. The Company is reimagining local healthcare and well-being for all as part of its purpose – to create more joyful lives through better health.

The Company's three financial reporting segments are U.S. Retail Pharmacy, International and U.S. Healthcare and our retail brands include Walgreens, Boots, Duane Reade, Farmacias Benavides and Farmacias Ahumada.

WBA has multiple portfolios of highly regarded and long-established product brands. Our No7 Beauty Company business unit believes in creating the best beauty and skincare for everyone, enriching communities and sustaining our planet. Its brands are No7, Soap & Glory, Liz Earle, Botanics, Sleek MakeUP and YourGoodSkin. Other owned brands include our Boots health and beauty lines such as Boots Pharmaceuticals over-the-counter remedies and Soltan suncare; and numerous Walgreens products across a range of brand names and categories including Nice! food and beverages, Walgreens over-the-counter products and Complete Home household goods.

More information about our segments and our owned brands can be found on our corporate website and in our Annual Report.

Our principal executive offices are located in Deerfield, Illinois, USA.

2022 performance highlights

WBA has delivered ahead of expectations in the first year of our transformation to a consumer-centric healthcare company. Our resilient business achieved growth while navigating macroeconomic headwinds. Our strategic actions are unlocking sustainable stockholder value as we simplify the Company and continue our journey to being a healthcare leader.

Sales[1]

$132.7B

in fiscal 2022, up year-on-year on a reported and constant currency basis

Reported EPS[2]

$5.01

in fiscal 2022, up from $2.30 in the prior year

Adjusted EPS[1][2][3]

$5.04

in fiscal 2022, up year-on-year on a reported and constant currency basis

Increased dividend for

47th

consecutive year

U.S. Healthcare Investments







[1]   Results are for WBA continuing operations.

[2]   On a diluted basis.

[3]   Non-GAAP financial measure. Please refer to Appendix A beginning on page 116 for related definitions and reconciliations to the most directly comparable U.S. GAAP financial measures.

Commitment to ESG excellence

Environmental and social

Our ESG strategy is concentrated on four focus areas - healthy communities, healthy planet, sustainable marketplace, and healthy and inclusive workplace. These pillars help us deliver on our purpose of creating more joyful lives through better health.

To learn more about the company's ESG strategy, please visit our website at walgreenbootsalliance.com/corporate-responsibility

Joyful Lives Better Health

Health access, equity and education. Combatting opioid abuse. Partnerships for good.	**Fostering diversity, equity, and inclusion. Employee well-being.**	**Product transparency. Traceability of ingredients. Responsible sourcing. Minimize plastic packaging.**	**Protect the planet through programs in our operations.**
Healthy Communities	**Healthy and Inclusive Workplace**	**Sustainable Marketplace**	**Healthy Planet**
$5M in Walgreens flu shot vouchers by 2024	**Increase** women and people of color in leadership	**Reduce** plastics in owned brand packaging	Carbon emissions reduction goal of **30%** by 2030[1]
Vitamins to **500M** women/ children by 2025	**$625M** supplier diversity spending fiscal 2022	**Source** certified palm oil in owned brand products	**Reduce** waste
100M immunizations by 2024	**Increase** representation of people with disabilities across enterprise	**Continue** to improve traceability of ingredients	**Engage** suppliers on environmental issues

[1]   30% decrease in scope 1 and scope 2 emissions by fiscal 2030 vs fiscal 2019.

Governance

Key governance practices

- Annual Election of All Directors;
- Majority Voting for All Directors in Uncontested Elections;
- Cumulative Voting for Election of Directors;
- No Supermajority Voting Provisions;
- No Stockholder Rights Plan ("Poison Pill");
- 3%, 3-Year Proxy Access By-law;
- Stockholder Right to Request Special Meetings at 20%;
- Stockholder Right to Act by Written Consent;
- Annual Board and Committee Evaluation Process;
- Periodic Third-Party Board Evaluations;
- Robust independent Lead Director responsibilities;
- Board Composition Requirement of Two-Thirds Independent Directors;

- Proactive Board and Committee refreshment with focus on diversity and the optimal mix of skills and experience;
- Regular Executive Sessions of Independent Directors;
- Enhanced Commitment to Diversity, including Women and Minorities, in Corporate Governance Documents;
- Strategic and Risk Oversight by Board and Committees;
- Commitment to Sustainability at the Senior Executive and Board Levels;
- Stock Ownership Guidelines for Executives and Directors;
- Policies Prohibiting Hedging and Short Sales of Stock by Directors, Executives and Senior Employees; and
- **Robust Stockholder Engagement.**

Stockholder outreach

Engagement

Our Annual Stockholder Outreach Program

In fiscal 2022 and the months leading up to the filling of this Proxy Statement we conducted our robust stockholder outreach program regarding executive compensation and ESG.

Who Participated

- Lead Independent Director/Chair of Nominating and Governance Committee
- Chair of the CLP Committee
- Senior Management
- Investor Relations
- Subject Matter Experts

Who We Engage

- Institutional Investors
- Proxy advisory firms
- ESG rating firms

How We Engage

- One-on-one meetings
- Written and electronic communications

Other Ways We Engage

- Quarterly earnings calls
- Industry presentations and conferences
- Company-hosted events presentations
- Robust investor relations function, including road show meetings with investors and analysts
- Regular communication with credit rating agencies

Separate from our governance outreach, our CEO, CFO and investor relations team have met with representatives of more than 50 current and potential investors since mid-October 2022.

Who We Engaged In Our Annual Stockholder Outreach Program

Outreach to	Engagement with	Board engagement with
55% of shares outstanding	**45%** of shares outstanding	**22%** shares outstanding

What We Heard During Fiscal 2022 Engagement

1 Executive Compensation

Some investors noted proxy advisory criticism around lack of responsiveness related to the use of discretion utilized by the Company in the 2020 long-term incentive plan. We also heard a desire to utilize a relative performance metric in our executive compensation program.

What We Have Done in Response

- We published supplemental disclosure and engaged with investors regarding rationale for the use of discretion and plan design modifications made to avoid such a situation in the future and communicated the CLP Committee's position that it has no intention of using positive discretion in the future. Many stockholders, including six of our top seven stockholders representing approximately 39% of outstanding shares, specifically noted their support for our 2022 say on pay proposal and satisfaction with the Company's responsiveness to the feedback on the matter.
- We added a relative total stockholder return ("rTSR") modifier to our fiscal 2023-2025 performance share plan design.

2 Environment

Investors want to see clear disclosures on climate change strategy, goals and progress, as well as a clear framework for how climate strategy is integrated into business strategy.

- We enhanced our ESG Report released in 2022 to, among other things, include disclosures in accordance with recommendations of the Task Force on Climate-Related Financial Disclosures ("TCFD").
- We recently completed climate scenario analysis, the results of which will be discussed in our upcoming ESG Report.
- We appointed Alethia Jackson as Senior Vice President, ESG and Chief DEI Officer in August 2022 to expand and advance our ESG and DEI initiatives.

3 Diversity, Equity and Inclusion

Investors want to understand how companies are advancing DEI initiatives and strategy, both at the board level and among the employee-base.

- We issued our annual DEI Report in fiscal 2022, which reflects our commitment to DEI throughout the Company.
- We publicly disclosed our annual EEO-1 report and committed to do so annually in order to enhance transparency about our workforce diversity.
- We are the first company in the S&P 500 to include disability representation as a separate, standalone metric within its fiscal 2023 annual cash incentive plan.

4 Board Composition

Investors are focused on Board tenure and refreshment and whether companies have the right skills and expertise on boards to advance and oversee corporate strategy.

- Our Board refreshment efforts in 2022 resulted in the addition of directors with extensive healthcare and technology expertise, aligning our Board with our strategy.
- Following our recent Board refreshment efforts, the current average tenure of our Board nominees is 7.2 years, which is below the 7.8 year S&P 500 average.[1]

[1] Source: 2022 Spencer Stuart Board Index

 **Where to find more information about our stockholder outreach and say-on-pay response**

See pages 31–35 in the Corporate Governance section and 61-64 in the Compensation Discussion and Analysis section below.

Proxy summary

Proposal 1

Our 2023 Director Nominees


Janice M. Babiak
Age: **64**
Director since: **2012**
Former Managing Partner, Ernst & Young LLP
Committees: **A F**


Inderpal S. Bhandari
Age: **63**
Director since: **2022**
Global Chief Data Officer, International Business Machines Corporation
Committees: **F**


Rosalind G. Brewer
Age: **60**
Director since: **2021**
Chief Executive Officer, Walgreens Boots Alliance, Inc.


Ginger L. Graham
Age: **67**
Director since: **2010**
Lead Independent Director
Former President and CEO, Amylin Pharmaceuticals
Committees: **A C N**


Bryan C. Hanson
Age: **55**
Director since: **2022**
Chief Executive Officer, Zimmer Biomet Holdings, Inc.
Committees: **F C**


Valerie B. Jarrett
Age: **66**
Director since: **2020**
Chief Executive Officer, Obama Foundation
Committees: **A C**


John A. Lederer
Age: **67**
Director since: **2015**
Senior Advisor, Sycamore Partners
Committees: **C F N**


Dominic P. Murphy
Age: **55**
Director since: **2012**
Managing Partner and Co-Head of UK Investments, CVC Capital Partners
Committees: **F N**

Keys:
◯ Independent
▢ Chair
A Audit
C Compensation and Leadership Performance
F Finance and Technology
N Nominating and Governance


Stefano Pessina
Age: **81**
Director since: **2012**
Executive Chairman, Walgreens Boots Alliance, Inc.


Nancy M. Schlichting
Age: **68**
Director since: **2006**
Former CEO, Henry Ford Health System
Committees: **A C**

Board Nominee Demographics

Independence

8 of **10** nominees are independent



Each member of the Audit Committee, the CLP Committee, the Finance and Technology Committee and the Nominating and Governance Committee is independent

Diversity

2 African Americans on the Board


1 Asian American on the Board


5 director nominees are women


Tenure and refreshment

4 <3 years


1 3-8 years


3 9-11 years


2 11+ years


7.2 years average tenure
of nominees, below the 7.8 year S&P 500 average[1]

4 nominees
appointed since October 2020; three of whom are women and/or racial minorities

Age

3 50-60 years


6 61-70 years


1 71 years and above


Approximately
64 years average age

The Board recommends a vote FOR each of the director nominees.   **See Page 12**

[1] Source: 2022 Spencer Stuart Board Index

Proposal 2

Advisory vote to approve named executive officer compensation

Key achievements in fiscal 2022

We are an integrated healthcare, pharmacy and retail leader serving millions of customers and patients every day through dispensing medications, improving access to a wide range of health services, providing high quality health and beauty products and offering anytime, anywhere convenience across our digital platforms, with sales of $132.7 billion in the fiscal year ended August 31, 2022. We made tremendous progress on our strategic priorities in fiscal 2022. Specifically, we:

- Met or exceeded our strategic goals for fiscal 2022 with respect to the adjusted operating income of our U.S. Retail Pharmacy segment, retail comparable sales growth and retail gross margin, despite a challenging macro environment.
- Accelerated U.S. healthcare strategy through strategic investments in VillageMD, Shields Health Solutions and CareCentrix.
- Raised the projected annual three-year savings target under our Transformational Cost Management Program from $3.3 billion to $3.5 billion through fiscal 2024.
- Continued to build a high-performance culture and a winning team by expanding our Executive Committee to operate and structure ourselves as a healthcare company.

Compensation philosophy and executive compensation program

The Company holistically reassessed its compensation philosophy and executive compensation program during fiscal 2022 to evaluate whether they were aligned with the cultural transformation that the Company has undertaken and reflective of our business strategy to focus on becoming a leader in U.S. healthcare.

This assessment, as well as consideration of our stockholders' views on executive compensation, led to numerous changes to our compensation philosophy and programs. We encourage our stockholders to read "Executive Compensation—Compensation Discussion and Analysis—Executive Summary" for a detailed overview of our revised compensation philosophy and additional rationale for these changes.

Recent Developments and Enhancements To Our Executive Compensation Program

Base Salaries

- We did not provide fiscal 2023 salary increases to our Named Executive Officers.
- We continued to invest in our front-line team members throughout the ongoing pandemic and inflationary economic environment, including recognizing pharmacy team members for their critical role in fighting the pandemic through new bonuses and rewards, as well as implementing an increased starting wage for U.S. team members of $15.00 an hour (fully implemented in November 2022).

Annual Cash Incentive Awards

- We repositioned and expanded our DEI annual bonus metrics into "Health Equity" metrics beginning in fiscal 2023, which includes new disability representation and environmental sustainability focused goals and aligns with our strategic shift to healthcare.

Long-Term Incentive Awards

- We contemporized our fiscal 2023-2025 performance share design by introducing a market-competitive maximum payout opportunity of 200%, as well as a relative TSR performance modifier.
- We eliminated stock options from the long-term incentive mix beginning in fiscal 2023, and discontinued the use of the discretionary individual adjustment factor that historically applied to stock option grants.

Other Compensation Policies

- The CLP Committee reiterated that it has no intention of using positive discretion in our incentive programs in the future.
- We adopted policy limiting executive officer cash separation payments to no more than 2.99 times annual base salary plus target annual bonus without stockholder approval.

The Board recommends a vote FOR this proposal.   See Page 57

Proposal 3

Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for fiscal year 2023

- The Audit Committee has re-appointed Deloitte to serve as our independent registered public accounting firm and as auditors of our consolidated financial statements for fiscal 2023.
- Deloitte has been the independent registered public accounting firm of the Company (including its predecessor, Walgreens) since May 2002.

- Deloitte provided the Audit Committee with the written disclosures and the letter required by the applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, and the Audit Committee has discussed and confirmed with Deloitte its independence.

The Board recommends a vote FOR this proposal. See Page 97

Proposals 4-5

Stockholder proposals

Proposal 4 – Stockholder proposal requesting report on public health costs due to tobacco product sales and the impact on overall market returns

Stockholders request the Board of Directors commission and disclose a report on the external public health costs created by the sale of tobacco products by the Company and the manner in which such costs affect the vast majority of its stockholders who rely on overall market returns.

Proposal 5 – Stockholder proposal requesting an independent board chairman

Stockholder requests that our Board of Directors adopt a policy and amend the Company's governing documents to require that two separate people hold the office of Chairman of the Board and Chief Executive Officer.

The Board recommends a vote AGAINST each stockholder proposal. See Page 101

`

Corporate governance

Proposal 1

Election of Directors



Vote **FOR**

What am I voting on?	Stockholders are being asked to elect 10 director nominees named in this Proxy Statement for a one-year term.
What is the Board's voting recommendation?	The Board recommends a vote **"FOR"** each of the director nominees named in this Proxy Statement. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.
What is the required vote?	With respect to the election of directors, the number of votes "FOR" a director's election must be a majority of the votes cast by the holders of the shares of our common stock voting in person or by proxy at the Annual Meeting with respect to that director's election. Abstentions with respect to a director will have the same effect as a vote "AGAINST" him or her.

Upon the recommendation of the Nominating and Governance Committee, the Board has nominated 10 directors for election at the Annual Meeting, each to hold office until our next annual meeting of stockholders and until his or her successor is duly elected and qualified or upon his or her earlier death, resignation, or removal. After over 25 years of service as a director of the Company, Mr. Foote notified us on October 27, 2022 of his decision not to stand for re-election at the Annual Meeting.

All of the nominees are currently serving as directors of the Company. Each nominee was elected to the Board by our stockholders at our 2022 annual meeting of stockholders (the "2022 Annual Meeting") except for Inderpal S. Bhandari, who was elected to the Board effective September 6, 2022, and Bryan C. Hanson, who was elected to the Board effective October 27, 2022. Mr. Bhandari was recommended for consideration by a third-party consulting firm engaged to identify, evaluate, and conduct due diligence on potential director candidates. Mr. Hanson was first identified as a prospective director candidate by recommendation of members of the Board. All of the nominees are expected to attend the Annual Meeting.

Each nominee has agreed to be named in this Proxy Statement and to serve if elected. Consequently, we know of no reason why any of the nominees would be unable or unwilling to serve if elected. However, if any nominee is for any reason unable or unwilling to serve, the proxyholders intend to vote all proxies received by them for any substitute nominee proposed by the Board (consistent with any applicable terms of the Shareholders' Agreement, as defined and described further in "—Director Nomination Process—Shareholders' Agreement and Other Arrangements with Mr. Pessina" below), unless the Board instead chooses to reduce its size.

We are committed to the principle that a firm foundation of board effectiveness is essential to best serve the interests of stockholders, guide the Company and oversee management. As is detailed below in "—Board Effectiveness is the Foundation of Our Corporate Governance," we believe that our Board functions in an effective manner and that this is a result of having a strong Lead Independent Director to work alongside our Executive Chairman, the right combination of diverse and expert individuals on the Board, and the right processes and structures in place to promote the efficient, engaged and dynamic execution of the Board's duties and responsibilities.



BOARD COMPOSITION
Succession Planning
Director Orientation and Continuing Education
Director Evaluations
Board Diversity
Retirement Policy
Continuous Assessment
BOARD EFFECTIVENESS
Key Skills and Attributes
Director Nominee Identification
Committed Engagement
Leadership Structure
Board Compensation
Allocation of Oversight Responsibility
Committee Assignments and Rotation
Stockholder Engagement
BOARD OPERATION

Director nomination process

We believe decisions regarding the structure and composition of the Board are critical to ensuring a strong Board that is best suited to guide the Company. As specified in its charter, the Nominating and Governance Committee oversees our director nomination process.

1

Consideration of Necessary Skills, Experience and Attributes

The Nominating and Governance Committee considers a wide range of factors when assessing potential director nominees. It actively seeks out women and individuals from minority groups to include in the pool from which Board nominees are chosen. The Nominating and Governance Committee's assessment of potential directors includes a review of the potential nominee's judgment, experience, independence, understanding of our business or other related industries, and such other factors as the Nominating and Governance Committee concludes are pertinent in light of the needs of the Board. The Nominating and Governance Committee's goal is to put forth a diverse slate of candidates with a combination of skills, experience, viewpoints, perspectives and personal qualities that will best serve the Board, the Company and our stockholders.

2

Assessment of Current Board Composition

With respect to the potential re-nomination of current directors, the Nominating and Governance Committee assesses their current contributions to the Board. Among other matters, the Nominating and Governance Committee considers the results of the annual evaluation of the Board and its Committees (which the Nominating and Governance Committee also oversees) when assessing potential director nominees. More detail regarding this annual evaluation process can be found in "—Board Operation and Additional Governance Matters—Board Evaluation and Director Peer Review Process" below.

3

Nomination for Stockholder Vote

The Nominating and Governance Committee recommends to the Board a slate of candidates for election at each annual meeting of stockholders. The Nominating and Governance Committee assesses how each potential nominee would impact the skills and experience represented on the Board as a whole in the context of the Board's overall composition and the current and anticipated future needs of the Company and the Board. The Nominating and Governance Committee also evaluates whether a potential director nominee meets the qualifications required of all directors and any of the key qualifications and experience to be represented on the Board, as described further in "—Board Membership Criteria" below.

Stockholder-recommended director candidates

Nominees may be suggested by directors, members of management, stockholders or other third parties. Stockholders who would like the Nominating and Governance Committee to consider their recommendations for director nominees should submit the recommendations in writing by mail to Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary. The Nominating and Governance Committee considers stockholder-recommended candidates on the same basis as other suggested nominees.

Stockholder-nominated director candidates ("proxy access")

We have adopted a proxy access by-law, which permits a stockholder, or a group of up to 20 stockholders, owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to 20% of the Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in Article II, Section 2.20 of our by-laws. See "Additional Information—Director Nominations for Inclusion in the Proxy Statement for the 2024 Annual Meeting" below for more information.

Shareholders' agreement and other arrangements with Mr. Pessina

On August 2, 2012, in connection with Walgreens' acquisition of 45% of Alliance Boots GmbH ("Alliance Boots"), Walgreen Co., Kohlberg Kravis Roberts & Co. L.P. ("KKR"), and, inter alios, Stefano Pessina, our current Executive Chairman and former CEO (and together with certain of his affiliates, the "SP Investors"), entered into a Shareholders' Agreement (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, for so long as the SP Investors continue to meet certain common stock beneficial ownership thresholds and subject to certain other conditions, the SP Investors are entitled to designate a nominee for election to the Board. The SP Investors continue to meet these beneficial ownership thresholds, and Mr. Pessina is the current designee of the SP Investors. In addition, on July 23, 2020, Mr. Pessina and the Company entered into a letter agreement which provides, among other things, that upon the effective date of the appointment of the new CEO, the Board will appoint Mr. Pessina on an annual basis (subject to applicable law, including fiduciary duties) as Executive Chairman, provided that Mr. Pessina is a member of the Board at the time. For more information about the Shareholders' Agreement, see "—Director Independence and Related Party Transactions—Related Party Transactions" below.

Agreement involving VillageMD board nominee

In connection with the launch of our U.S. Healthcare segment, in November 2021 the Company made an additional $5.2 billion investment in VillageMD in order to increase its ownership stake in VillageMD to approximately 63% from approximately 30%. In connection with this incremental investment, the Company and VillageMD entered into an Appointment and Waiver Agreement, dated as of November 24, 2021 (the "Prior Appointment Agreement"), which granted certain founders of VillageMD (the "VillageMD Founders") with the right to appoint one member of VillageMD's governing body to the Board. On January 27, 2022, Steven J. Shulman was appointed to the Board pursuant to the Prior Appointment Agreement. See "—Director Independence and Related Party Transaction—Related Party Transactions" below for more information. As previously disclosed by the Company, on December 1, 2022 Mr. Shulman resigned as a member of the Board.

On December 7, 2022 the Company and VillageMD, of which a majority of the outstanding equity interests on a fully diluted basis remain beneficially owned by the Company, entered into a new Nomination Rights Agreement (the "VillageMD Nomination Agreement"). The Prior Appointment Agreement is no longer in effect.

The VillageMD Nomination Agreement provides the VillageMD Founders with the right to appoint one director to the Board (the "VillageMD Representative") and the opportunity to maintain rights to such directorship by subsequently nominating one director for election to the Board to serve as the VillageMD Representative at future applicable meetings of stockholders as long as certain conditions are satisfied, including requirements that:

(i)   VillageMD and the VillageMD Founders must consult with and consider the opinions of the Company with respect to the selection of any VillageMD Representative in good faith;

(ii)   the VillageMD Representative is subject to a due diligence review process reasonably consistent with the process undertaken for other director candidates and nominees, and must be reasonably acceptable to the Company and approved by the Nominating and Governance Committee;

(iii)   the VillageMD Representative must be independent for purposes of service as a director on the Board, including under the applicable rules and standards set forth in the Corporate Governance Guidelines of the Company and of the Securities and Exchange Commission (the "SEC") and the Nasdaq Stock Market ("Nasdaq"), as determined in good faith by the Board and the Nominating and Governance Committee; and

(iv)   VillageMD shall cause the VillageMD Representative to provide information for the Company's proxy statement related to any election of a VillageMD Representative and such VillageMD Representative's consent to serve as a director of the Company, among other things.

Under the terms of the VillageMD Nomination Agreement, the Company is subject to certain obligations with respect to the inclusion of the VMD Representative in the Board's slate of nominees for election and proxy statements, as well as the Board's recommendation of the VMD Representative for election. Further, the VMD Representative will be eligible to receive compensation and benefits for services as a director of the Company in the same manner and on the same basis as the other directors of the Company.

In the event that the VillageMD Founders cease to own at least 50% of the outstanding equity interests of VillageMD on a fully diluted basis that they owned as of the date of the VillageMD Nomination Agreement, all rights and obligations of the VillageMD Founders under the VillageMD Nominating Agreement will instead become rights and obligations of the then current Chief Executive Officer of VillageMD acting in such capacity. The VillageMD Nomination Agreement, and the director designation and nomination rights provided therein, terminate upon the earlier of (a) the date upon which the Company ceases to consolidate VillageMD for purposes of the Company's consolidated financial statements and (b) the date upon which the Company ceases to be entitled to designate a majority of the members of the governing body of VillageMD.

In connection with Mr. Shulman's resignation as a member of the Board as described above, the Board correspondingly reduced the number of directors of the Company by one. Pursuant to the VillageMD Nomination Agreement, the VillageMD Founders have the right to designate a new VillageMD Representative for appointment to the Board as described above, which we do not expect to take place until after the 2023 Annual Meeting. At the time of the appointment of the VillageMD Representative, the Board expects to increase the number of directors by one to accommodate the appointment.

Board membership criteria

Pursuant to its charter, the Nominating and Governance Committee is charged with establishing, and reviewing as necessary, criteria to be used by the Board for selecting directors. The Nominating and Governance Committee believes there are general qualifications that all directors must exhibit and other key qualifications and experience that should be represented on the Board as a whole, but not necessarily by each director.

Core competencies required of all directors

The Nominating and Governance Committee seeks to construct a Board consisting of directors with the following qualities:

Experience

- High-level leadership experience in business or managerial activities and significant accomplishments;
- Expertise in key facets of corporate management;
- Breadth of knowledge about issues affecting the Company; and
- Proven ability and willingness to contribute special competencies to the Board's activities.

Personal attributes

- Personal integrity;
- Loyalty to the Company and concern for its success and welfare;
- Willingness to apply sound and independent business judgment;
- Awareness of a director's vital role in good corporate governance and citizenship;
- Willingness and energy to devote the time necessary for meetings and for consultation on relevant matters; and
- Willingness to assume the fiduciary responsibility of a director and enthusiasm about the prospect of serving.

With respect to directors who are not current employees of the Company ("Non-Employee Directors"), the Nominating and Governance Committee also focuses on continued independence under Nasdaq listing standards (other than with respect to former employees or directors who are not otherwise deemed to be independent), transactions that may present conflicts of interest, changes in principal business activities and overall prior contributions to the Board.

Key skills qualifications and experience to be represented on the board

The Board has identified key skills, qualifications and experience that are important to be represented on the Board as a whole in light of our current business strategy and expected needs. The table below summarizes the key skills, qualifications and experience of the director nominees. This summary is not intended to be an exhaustive list of skills or contributions to the Board. See "—2023 Director Nominees" below for skills, qualifications and experience of each nominee.



Business Development and M&A **10**/10

Finance and Accounting **10**/10

Human Capital **10**/10

Corporate Governance **10**/10

Healthcare or Regulated Industries **9**/10

Global Operations **9**/10

Current or Former Public Company CEO **5**/10

Retail or Consumer-Facing Industries **7**/10

Risk Management **7**/10

Technology or E-commerce **5**/10

Consideration of diversity

The Nominating and Governance Committee also assesses whether the group of nominees is comprised of individuals with a diversity of perspectives, viewpoints, backgrounds and professional experiences that would best serve the Board, the Company, and our stockholders. The Board, in accordance with our Corporate Governance Guidelines, considers diversity in broad terms, including, but not limited to, competencies, experience, geography, gender, ethnicity, race and age, with the goal of obtaining diverse perspectives, viewpoints, backgrounds and professional experiences. In 2020, the Board reaffirmed its commitment to diversity when it amended the Corporate Governance Guidelines and the charter of the Nominating and Governance Committee to provide that, when searching for new directors, the Nominating and Governance Committee will actively seek out women and individuals from minority groups to include in the pool from which Board nominees are chosen. Since October 2020, the Board has appointed three diverse directors: Valerie B. Jarrett, who was the Company's first female African American director and is one of five women on the Board; Rosalind G. Brewer, the Company's first female African American CEO who, at the time of her appointment, was the only female African American CEO in the Fortune 500 and is one of five women on the Board; and Inderpal S. Bhandari, the Company's first Asian American director.

Board diversity matrix

The table below provides certain highlights of the composition of our Board members and nominees as of December 8, 2022. Each of the categories listed in the table below has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix (as of December 8, 2022)				
Total Number of Directors		11		
	Female	Male	Non-Binary	Did Not Disclose Gender
Gender Identity				
Directors	5	6	-	-
Demographic Background				
African American or Black	2	-	-	-
Asian	-	1	-	-
White	3	5	-	-
LGBTQ+		1		

2023 director nominees

Our by-laws provide that the number of directors shall be determined by the Board, which has currently set the number at 11. The Board reserves the right to increase or decrease its size at any time. Upon the recommendation of the Nominating and Governance Committee, the Board has nominated each of the following 10 nominees for election at the Annual Meeting. Due to Mr. Foote's decision not to stand for re-election at the Annual Meeting, the number of directors will be reduced from 11 to 10 as of the Annual Meeting if the 10 nominees are elected at the Annual Meeting. Proxies cannot be voted for a greater number of persons than the nominees named. All of the nominees, other than Ms. Brewer and Mr. Pessina, are independent under Nasdaq listing standards. See "—Director Independence and Related Party Transactions" below for more information.

The Board believes that each nominee has the skills, experience and personal qualities the Board seeks in its directors, and that the combination of these nominees creates an effective and well-functioning Board, with a diversity of perspectives, viewpoints, backgrounds and professional experiences that best serves the Board, the Company and our stockholders. Included in each director nominee's biography is a description of select key qualifications and experience that led the Board to conclude that each nominee is qualified to serve as a member of the Board. All biographical information below is as of the Record Date.

William Foote, who will retire and not stand for re-election at the 2023 Annual Meeting, has been an effective leader and a valuable member of our Board. We thank him for his guidance and over 25 years of dedicated service to the Company and the Board.



Janice M. Babiak

INDEPENDENT

Director since: April 2012

Age: 64

Committee Memberships:

- Audit (Chair)
- Finance

Other Current Public Company Boards:

- Bank of Montreal



Professional Experience

Ernst & Young LLP, *an accounting firm*

- Former Managing Partner
- Variety of roles in the United States and the United Kingdom (1982-2009)
- Founder and Global Leader of EY's Climate Change and Sustainability Services practice (July 2008-December 2009)
- Board Member and Managing Partner of Regulatory & Public Policy for the Northern Europe, Middle East and India and Africa ("NEMIA") region (July 2006-July 2008)
- A founder of EY's technology security and risk services practice in 1996, building and leading cyber and IT security, data analytics, and technology risk practices in the NEMIA region

Key Qualifications and Experience

- Ms. Babiak is a U.S.-qualified Certified Public Accountant (CPA), Certified Information Systems Auditor (CISA), and Certified Information Security Manager (CISM). She is a Chartered Accountant (FCA) and a member of the Institute of Chartered Accountants in England and Wales (ICAEW), of which she served as a Council Member from 2011 until she reached the term limit in 2019.

- Ms. Babiak brings to the Board her general management expertise and depth of experience in the areas of audit, accounting, and finance, through her prior experience as a Council Member of the ICAEW and as a managing partner at EY, including service as partner for a number of retail and healthcare-related industry clients. With her extensive accounting knowledge and experience, she is highly qualified to serve as the chair of the Audit Committee of the Board (the "Audit Committee") and as a member of the Finance and Technology Committee of the Board (the "Finance and Technology Committee"). Through her career experience and current CISM and CISA qualifications, she provides the Board with meaningful insight and knowledge related to information technology, cybersecurity best practices, and the relationship between information security programs and broader business goals and objectives. Her international experience, leadership in the areas of climate change and sustainability, and experience working with and serving on the audit committees of other publicly-traded companies further contribute to the perspective and judgment that she brings to service on the Board.

Other Directorships

- Ms. Babiak has served on the board of directors of Bank of Montreal since October 2012. Previously, she served on the board of directors of Euromoney Institutional Investor PLC, an international business-information group listed on the London Stock Exchange, from December 2017 to November 2022, as a non-executive director of Royal Mail Holdings plc from March 2013 to April 2014 as it transitioned from government ownership to a FTSE 100-listed company; Experian plc from April 2014 to January 2016; and Logica plc from January 2010 until its sale in August 2012.



Inderpal S. Bhandari

INDEPENDENT

Director since:
September 2022

Age: 63

Committee Memberships:

- Finance and Technology



Professional Experience

International Business Machines Corporation, *a global technology company*

- Global Chief Data Officer (December 2015-Present)

Cambia Health Solutions, Inc., *a regional health plan provider and healthcare investment firm*

- Senior Vice President and Chief Data Officer (2014-2015)

Express Scripts Inc., *a pharmacy benefit management and pharmacy services company*

- Chief Data Officer and Vice President, Knowledge Solutions (2012-2014)

Medco Health Solutions, Inc., *a pharmacy benefit management and pharmacy services company*

- Chief Data Officer and Vice President, Health Data and Analytics (2006-2012)

Key Qualifications and Experience

- With his deep experience as Chief Data Officer at multiple large companies, Mr. Bhandari provides the Board with strong technology experience coupled with business leadership and expertise. In addition, he brings to the Board insight and knowledge of specific healthcare technology matters given his extensive experience in the healthcare industry.

Other Directorships

- Mr. Bhandari has served on the boards of directors of a number of privately-held companies.



Rosalind G. Brewer

CHIEF EXECUTIVE OFFICER

Director since:
March 2021

Age: 60



Professional Experience

Walgreens Boots Alliance, Inc.

- Chief Executive Officer and Director (March 2021-Present)

Spelman College

- Chairperson, Board of Trustees

Starbucks Corporation, *a global food and beverage company*

- Director (March 2017-February 2021)
- Group President, Americas and Chief Operating Officer (October 2017-February 2021)

Walmart Inc., *a global retailer*

- President and Chief Executive Officer, Sam's Club (February 2012-February 2017)
- Executive Vice President and President, East Business Unit (February 2011-January 2012)
- Executive Vice President and President, Walmart South (February 2010-February 2011)
- Senior Vice President and Division President, Southeast Operating Division (March 2007-January 2010)
- Regional General Manager, Georgia Operations (2006-February 2007)

Kimberly-Clark Corporation, *a global health and hygiene products company*

- President, Global Nonwovens Division (2004-2006)
- Various management positions (1984-2006)

Key Qualifications and Experience

- Ms. Brewer was appointed as Chief Executive Officer in March 2021. Ms. Brewer's experience serving in a range of leadership positions with Starbucks Corporation and Walmart, Inc., two of the largest global companies, provides her with great breadth and depth of understanding of the strategic, operational, financial and human capital issues facing companies. It also gives her valuable insights and perspectives with respect to our retail and consumer-facing operations. Her extensive public company directorship experience, including as a former director of Amazon.com, Inc., the world's largest online retailer, provides her with valuable perspective on corporate responsibility and governance matters and enables her to draw on various viewpoints in her service as Chief Executive Officer and on the Board.

Other Directorships

- Ms. Brewer formerly served on the board of directors of Amazon.com, Inc. from February 2019 until February 2021. She also formerly served on the boards of directors of Lockheed Martin Corporation from April 2011 until October 2017 and Molson Coors Brewing Company from 2006 until 2011.



Ginger L. Graham

LEAD INDEPENDENT DIRECTOR

Director since: April 2010

Age: 67

Committee Memberships:

- Audit
- Compensation and Leadership Performance
- Nominating and Governance (Chair)

Other Current Public Company Boards:

- Clovis Oncology, Inc.



Professional Experience

Two Trees Consulting, Inc., *a healthcare and executive leadership consulting firm*

- President and Chief Executive Officer (November 2007-December 2016)

Harvard Business School

- Senior Lecturer (October 2009-June 2012)

Amylin Pharmaceuticals, *a biopharmaceutical company*

- Director (1995-2009)
- Chief Executive Officer (September 2003-March 2007)
- President (September 2003-June 2006)

Guidant Corporation, *a cardiovascular medical device manufacturer*

- Various positions including Group Chairman, Office of the President, President of the Vascular Intervention Group, and Vice President (1994-2003)

Key Qualifications and Experience

- Ms. Graham brings to the Board her extensive experience in senior management and leadership roles in the healthcare industry, including experience leading companies in drug, device, and product development and commercialization. The Board values her insight and experience, including her service on the faculty of Harvard Business School where she taught classes in entrepreneurship. She also brings to her service on the Board valuable experience as a director of publicly- and privately-held life sciences companies and as a consultant to healthcare companies regarding strategy, leadership, team building, and capability building.

Other Directorships

- Ms. Graham has served on the board of directors of Clovis Oncology, Inc. since 2013 (and has served as its chair since 2019). She also served on the board of directors of Genomic Health, Inc. from 2008 until its merger with Exact Sciences Corporation in 2020.



Bryan C. Hanson

INDEPENDENT

Director since:
October 2022

Age: 55

Committee Memberships:

- Compensation and Leadership Performance
- Finance and Technology

Other Current Public Company Boards:

- Zimmer Biomet Holdings, Inc.



Professional Experience

Zimmer Biomet Holdings, Inc., *a manufacturer of medical devices*

- Chairman of the Board (2021-Present)
- President and Chief Executive Officer (2017-Present)

Medtronic plc, *a medical device company*

- Executive Vice President and Group President, Minimally Invasive Therapies Group (2015-2017)

Covidien, *a medical supplier company*

- Group Vice President, Covidien (2014-2015)
- Group President, Medical Devices & U.S. (2013-2014)
- Group President, Surgical Solutions and President, Energy-based Devices (2011-2013)

Key Qualifications and Experience

- Mr. Hanson brings to the Board his extensive experience of the healthcare field. He has significant experience in financial management, strategic planning, mergers and acquisitions, business integration, risk management and dealing with the regulatory aspects of the healthcare sector.

Other Directorships

- Mr. Hanson has served on the board of directors of Zimmer Biomet Holdings, Inc. since 2017 and as its Chairman of the Board since 2021.



Valerie B. Jarrett

INDEPENDENT

Director since:
October 2020

Age: 66

Committee Memberships:

- Audit
- Compensation and Leadership Performance

Other Current Public Company Boards:

- Lyft, Inc.
- Ralph Lauren Corporation
- Sweetgreen, Inc.



Professional Experience

Obama Foundation, *a non-profit organization*

- Chief Executive Officer (October 2021-Present)
- President/Senior Advisor (April 2018-October 2021)

University of Chicago Law School

- Distinguished Senior Fellow (January 2018-Present)

United States White House

- Senior Advisor to the President (January 2009-January 2017)

The Habitat Company, *a Chicago real estate development and management firm*

- Various senior positions, including Chief Executive Officer (1995-2009)

City of Chicago

- Commissioner of the Chicago Department of Planning and Development (1992-1995)
- Former Deputy Chief of Staff for the Mayor

Key Qualifications and Experience

- Ms. Jarrett brings to the Board her unique experience and expertise in governmental and public policy matters, including as a result of her service to a former President of the United States and in various positions with the City of Chicago, along with significant private sector experience. The Board also values her diverse perspectives as a business executive and civic leader, as well as an African American woman.

Other Directorships

- Ms. Jarrett has served on the boards of directors of Lyft, Inc., a ride-sharing service company, since July 2017, Ralph Lauren Corporation, a premium lifestyle products company, since October 2020, and Sweetgreen, Inc. a healthy restaurant and lifestyle brand, since August 2020. She also serves on the board of Ariel Investments, LLC, a private investment company. She was formerly on the board of directors of 2U, Inc., an education technology company, from December 2017 to October 2021.



John A. Lederer

INDEPENDENT

Director since: April 2015

Age: 67

Committee Memberships:

- Compensation and Leadership Performance
- Finance and Technology (Acting Chair)
- Nominating and Governance

Other Current Public Company Boards:

- NextPoint Financial, Inc.



Professional Experience

Sycamore Partners, *a private equity firm*

- Senior Advisor (September 2017-Present)
- Interim Chief Executive Officer (June 2021-Present) and Executive Chairman (September 2017-Present) of privately-held Staples, Inc. (and its newly formed and independent U.S. and Canadian retail businesses following acquisition by Sycamore Partners in 2017), a leading provider of office products and services to business customers

US Foods Holding Corp., *a leading food service distributor in the United States*

- President and Chief Executive Officer (2010-2015)

Duane Reade, *a New York-based pharmacy retailer (acquired by Walgreens in 2010)*

- Chairman of the Board and Chief Executive Officer (2008-2010)

Loblaw Companies Limited, *Canada's largest grocery retailer and wholesale food distributor*

- President (2000-2006)
- Spent 30 years in various positions including a number of leadership roles

Key Qualifications and Experience

- Mr. Lederer brings to the Board significant management and business experience in the retail and healthcare industries as a result of his experience as Chief Executive Officer of a retail pharmacy. The Board values his understanding of the business operations of and issues facing large retail companies, including in the areas of marketing, merchandising, and supply chain logistics. Mr. Lederer also has extensive experience with respect to mergers & acquisitions and other corporate development activities. His prior and current service as a director of several public companies also provides him with insight into public company operations, including with respect to talent development, executive compensation, and succession planning.

Other Directorships

- Mr. Lederer has served on the board of directors of NextPoint Financial Inc. (formerly NextPoint Acquisition Corp.), a company listed on the Toronto Stock Exchange, since 2020. He previously served on the boards of directors of US Foods Holding Corp. from 2010 until May 2022, and Maple Leaf Foods, a company listed on the Toronto Stock Exchange, from 2016 until May 2021. He also previously served on the boards of directors of Restaurant Brands International from 2014 until 2016 and Tim Hortons Inc., from 2007 until 2014, when it was acquired by Restaurant Brands International.



Dominic P. Murphy

INDEPENDENT

Director since:
August 2012

Age: 55

Committee Memberships:

- Finance and Technology
- Nominating and Governance



Professional Experience

CVC Capital Partners, *a private investment firm*

- Managing Partner and Co-Head of UK Investments (2019-Present)

8c Capital LLP, *a private investment firm*

- Founder and Chief Executive Officer (2017-2019)

KKR, *a private equity firm*

- Partner, responsible for the development of the firm's activities in the United Kingdom and Ireland, served as the head of its healthcare industry team in Europe and served as a member of the firm's European investment and portfolio management committees (2005-2017)

Cinven, *a European-based private equity firm*

- Partner (1996-2004)

3i Group plc, *an international investment management firm*

- Investment Manager (1994-1996)

Key Qualifications and Experience

- Mr. Murphy brings to the Board his considerable international business experience gained through his prior role in KKR-related private equity investments. The Board values his insights and experience, including his substantial mergers & acquisitions, corporate finance, and retail and healthcare industry experience, as well as his in-depth familiarity with many of the markets in which we operate. He also brings valuable insights gained from his experience serving as a director of publicly- and privately-held healthcare companies.

Other Directorships

- Mr. Murphy served on the board of directors of THG Holdings plc, a digital first consumer brands group listed on the London Stock Exchange, from 2014 until June 2022. From 2007 until 2015, he served on the board of directors of Alliance Boots and certain of its affiliates.



Stefano Pessina

EXECUTIVE CHAIRMAN

Director since: April 2012

Age: 81



Professional Experience

Walgreens Boots Alliance, Inc.

- Executive Chairman (March 2021-Present)
- Chief Executive Officer (July 2015-March 2021)
- Executive Vice Chairman (January 2015-March 2021)
- Acting Chief Executive Officer (January 2015-July 2015)

Alliance Boots

- Executive Chairman (July 2007-December 2014)
- Former Executive Deputy Chairman

Alliance UniChem

- Executive Deputy Chairman prior to the merger of Alliance UniChem and Boots Group
- Chief Executive Officer (2001-December 2004)

Key Qualifications and Experience

- As our Executive Chairman, Mr. Pessina leads our Board and brings an in-depth knowledge of the Company, including through his prior service as Chief Executive Officer of the Company and Executive Chairman of Alliance Boots, as well as in the retail and healthcare industries. His substantial international business experience and business acumen provide the Board with valued strategic, financial, and operational insights and perspectives. The Board also values Mr. Pessina's significant mergers and acquisitions experience as well as his experience serving on the boards of directors of numerous publicly- and privately-held healthcare and retail companies. He brings valued perspective and judgment to the Board's discussions regarding our competitive landscape and strategic opportunities and challenges.

Other Directorships

- Mr. Pessina serves on the board of directors of a number of privately-held companies. He served on the board of directors of Galenica AG, a publicly-traded Swiss healthcare group, from 2000 until 2017.



Nancy M. Schlichting

INDEPENDENT

Director since:
October 2006

Age: 68

Committee Memberships:

- Audit
- Compensation and Leadership Performance (Chair)

Other Current Public Company Boards:

- Baxter International, Inc.
- Encompass Health Corporation
- Pear Therapeutics, Inc.



Professional Experience

Henry Ford Health System, *a leading hospital network and healthcare and medical services provider*

- Chief Executive Officer (June 2003-December 2016)
- Executive Vice President (June 1999-June 2003)
- President and Chief Executive Officer of Henry Ford Hospital (August 2001-June 2003)

Key Qualifications and Experience

- As a result of her leadership of hospitals and health systems, Ms. Schlichting brings to her service on the Board a deep knowledge and understanding of the healthcare industry. The Board highly values her experience and insights gained at Henry Ford Health System, where she was responsible for the strategic and operational performance of a leading integrated health system, including an academic medical center, community hospitals, a health plan, a multi-specialty medical group, and an ambulatory and health retail network.

Other Directorships

- Ms. Schlichting has served on the board of directors of Baxter International, Inc. since December 2021, following the acquisition by Baxter International, Inc. of Hill-Rom Holdings, Inc., where she served on the board of directors from March 2017 until December 2021. She also has served on the boards of directors of Encompass Health Corporation (formerly HealthSouth Corporation) since December 2017 and Pear Therapeutics, Inc. since January 2021. She also serves on the board of directors of Duke University and the Duke University Health System.

Board effectiveness is the foundation of our corporate governance

We are committed to the principle that a firm foundation of board effectiveness is essential to best serve the interests of stockholders, guide the Company and oversee management. Board effectiveness results from having the right combination of diverse and expert individuals on the Board as well as having the right processes and structures in place to promote the efficient, engaged and dynamic execution of the Board's duties and responsibilities.

Board Composition

Key Skills and Attributes

- Identifies desirable skills, attributes and qualifications in light of the Company's current strategy, anticipated market conditions and industry challenges and opportunities
- Focuses on a Board that is composed each year of the mix of directors best able to serve the evolving needs of the Company and that regularly considers fresh viewpoints and perspectives

Board Diversity

- Commits to board diversity in a broad sense, including, but not limited to, competencies, experience, geography, gender, ethnicity, race and age
- Actively seeks out women and individuals from minority groups to include in the pool from which Board nominees are chosen

Director Evaluations

- Assesses the effectiveness of each director, the Board as a whole and its Committees
- Identifies opportunities to enhance individual and group performance, including through director training or Board operational changes
- Allows the Board to have the best mix and fit on an ongoing basis

Succession Planning

- Identifies directors approaching retirement age or who otherwise are expected to resign from the Board
- Allows the Board to plan for replacement of such departing director's skill set and Committee leadership and membership

Director Orientation and Continuing Education

- Informs directors about the Company's business and significant operational, financial, accounting and risk management matters
- Allows directors to stay current on industry and company trends

Retirement Policy

- Supports Board refreshment
- Provides flexibility to allow Nominating and Governance Committee and Board to nominate candidates above retirement age if in best interests of the Company (and the nomination is approved by the Board)

Director Nominee Identification

- Identifies potential nominees possessing the skills and attributes that can best serve the Company in combination with the other nominees
- Includes assessment of current directors for re-nomination

Board Effectiveness

Board Operation

Leadership Structure

- Lead Independent Director focused on the long-term objectives of all stakeholders of the Company
- Executive Chairman focused on leadership of the Board
- CEO focused on setting strategy and leading our business and operations

Allocation of Oversight Responsibility

- Board and its Committees provide oversight and guidance to management regarding our strategy, operating plans, and overall performance
- At least one meeting between the Board and management each year to focus on our long-term business strategic planning

Committee Assignments and Rotation

- Committee assignments reviewed at least annually and more frequently as needed

Stockholder Engagement

- As part of our formal engagement program, we reached out to approximately 50 of our largest stockholders
- Discussed a wide range of topics and took specific actions in response to stockholder feedback

Board Compensation

- A substantial portion of each Non-Employee Director's annual compensation is in the form of equity to help align his or her compensation with the interests of our stockholders
- Directors are required to meet established stock ownership guidelines

Our commitment to strong corporate governance

The Board believes that a commitment to strong corporate governance standards is an essential element of enhancing long-term stockholder value in a sustainable manner. The Board believes that its commitment to good governance is demonstrated in part by the continuous implementation of best governance practices, as set forth in part on page 7, that the Board believes are in the best interests of our Company.

The Board has adopted Corporate Governance Guidelines that are designed to provide guidance as a component of the flexible framework within which the Board, assisted by its Committees, oversees and directs the affairs of the Company. The Corporate Governance Guidelines establish policies and practices with respect to numerous areas of Board operations and responsibilities, including in the areas of Board structure and leadership and director independence. The Board periodically reviews the Corporate Governance Guidelines and updates them in response to changing regulatory requirements and evolving best practices. A copy of the Corporate Governance Guidelines can be found at https://investor.walgreensbootsalliance.com/governance.

Active board refreshment and committee rotation

40% of our director nominees were first elected to our board in the past three years.



2020	2021	2022	
Valerie B. Jarrett	Rosalind G. Brewer	Inderpal S. Bhandari	Bryan C. Hanson

The Board believes that a degree of refreshment is important to ensure that Board composition is aligned with the changing needs of the Company and the Board, and that fresh viewpoints and perspectives are regularly considered. The Board also believes that directors develop an understanding of the Company and an ability to work effectively as a group over time that provides significant value, and therefore a significant degree of continuity year-over-year should be expected.

As part of planning for director succession, the Nominating and Governance Committee periodically engages in the consideration of potential director candidates, occasionally with the assistance of a third-party advisor or recruitment firm.

Director nominee tenure balance



4 <3 years
1 3-8 years
3 9-11 years
2 11+ years

In fiscal 2022, the Board was particularly focused on refreshment given the Company's ongoing shift to a healthcare-focused strategy. The Nominating and Governance Committee and the Board assessed whether the skills and expertise of the current Board were representative of the skills and expertise that would be most effective as the Company executes on its new strategy, ultimately determining that the Company could benefit from more expertise in the areas of healthcare and technology. Following a robust recruitment process, which was led by the Nominating and Governance Committee with the assistance of a third-party recruitment firm and included consideration of and/or meetings with more than 30 highly-qualified potential nominees, the Board elected Messrs. Bhandari and Hanson, each of whom has extensive healthcare and technology and data privacy and security expertise. Given Mr. Bhandari's extensive experience as the chief data officer of multiple public companies, including IBM, we believe he is considered a cybersecurity expert.

As set forth in the Corporate Governance Guidelines, the Board does not have absolute limits on the length of time that a director may serve, but considers the tenure of directors as one of several factors in re-nomination decisions. The Board has established a retirement age of 75. Subject to our contractual obligations and applicable law, no individual is eligible for election to the Board after his or her 75th birthday unless the Nominating and Governance Committee makes a finding that the nomination of the individual is in the best interests of the Company notwithstanding the individual's age, and the nomination is also approved by the Board.

While the Board believes that refreshment is an important consideration in assessing Board composition, it also believes the best interests of the Company are served by being able to take advantage of all available talent. Therefore, the Board does not make determinations with regard to its membership based solely on age or tenure.

Stefano Pessina, our Executive Chairman, is and will be older than the retirement age as of the date of the Annual Meeting. However, as described further in "—Shareholders' Agreement and Other Agreements with Mr. Pessina" below, Mr. Pessina is the contractual designee of the SP Investors (as defined above) for nomination to the Board, and the Shareholders' Agreement (as defined above) includes a contractual waiver of any mandatory retirement age policy applicable to his service on the Board.

The Board also reviews Committee assignments on an annual basis to help ensure that fresh viewpoints and perspectives are regularly considered on each Committee while also providing the Committees with continuity of operations in order to maintain effectiveness of the Committee.

Code of conduct and ethics

We have adopted a Code of Conduct and Ethics that applies to all of our employees, officers and directors and that the Board, through the Nominating and Governance Committee, reviews annually. We have also adopted a Code of Ethics for our CEO and Financial Executives that applies to and has been signed by our CEO, Global Chief Financial Officer, Global Controller and Chief Accounting Officer and other senior financial officers. These can be found at https://investor.walgreensbootsalliance.com/governance.

We intend to promptly disclose on our website, in accordance with applicable rules, any required disclosure of changes to or waivers, if any, of our Code of Conduct and Ethics or our Code of Ethics for our CEO and Financial Executives.

Our employees, partners, suppliers, and customers can ask questions about our Code of Conduct and Ethics or our Code of Ethics for our CEO and Financial Executives, or report suspected violations of these codes, our policies or the law, through one of the confidential reporting telephone lines or website addresses listed in our Code of Conduct and Ethics or by e-mailing wbacompliance@wba.com.

Board responsibilities

Board oversight responsibilities

Strategy

As set forth in our Corporate Governance Guidelines, oversight of our business strategy is a key responsibility of the Board. Throughout the year, the Board and its Committees provide oversight and guidance to management regarding our strategy, operating plans and overall performance. While elements of strategy are embedded in every regularly-scheduled meeting of the Board, the Board also dedicates at least one multi-day meeting each year to focus on our long-term business strategic planning. During fiscal 2022, the Company's business strategy was consistently discussed during executive sessions, as well as during meetings of the Board with management in attendance. In addition to long-term business strategic planning, the Board focused on, among other things, the Company's strategic priorities, including transforming into a consumer-centric healthcare company, digitalization, transforming and restructuring the Company's retail offering, creating neighborhood health destinations and the execution of the Company's Transformational Cost Management Program.

The Board fulfills its oversight role with respect to strategy, as well as operating plans and business performance, by, among other things:

- Selecting, evaluating, compensating and, as appropriate, replacing the CEO, and planning for their succession;
- Providing advice and counsel to the CEO, including on the selection, evaluation and development of members of the Company's senior management team;
- Overseeing the conduct of the Company's business and strategic plans to evaluate whether the business is being properly managed;
- Reviewing and approving the Company's financial objectives and major corporate plans and actions; and
- Overseeing the Company's risk management policies and processes designed to promote ethical conduct and legal and regulatory compliance and the processes, controls and procedures implemented to address other significant risks, including cybersecurity/information security risks.

The Board, primarily through the Finance and Technology Committee, also dedicates significant focus to reviewing our capital allocation strategy. Our current Board-approved capital allocation policy, which is reviewed on an annual basis, is designed to promote a balanced and disciplined approach to deploying capital intended to drive business growth and generate strong returns, while returning cash to stockholders through dividends and share repurchases over the long term. In addition, the Finance and Technology Committee oversees our technology and innovation strategy, which has an increasing importance and significance to our ability to achieve our strategic goals.

Further, the Board, through the CLP Committee, oversees the Company's strategies and programs for leadership development and performance and executive succession, which include the consideration of diversity and which are critical to ensuring that the Company has a talent pipeline for executive roles, including those executives who are tasked with executing our strategy. The CLP Committee also maintains continual oversight of the Company's executive compensation strategies and programs, which directly influence the compensation program for all employees of the Company.

While the Board and its Committees oversee elements of our strategic planning, our management is charged with executing the business strategy. To monitor our performance against our strategic goals, the Board receives regular updates and actively engages in dialogue with our executive management team. Directors also periodically visit certain of our stores and other facilities to see execution of our strategy first hand.

The Board's oversight and our management's execution of our business strategy are intended to help promote the creation of long-term stockholder value in a sustainable manner, with a focus on assessing both potential opportunities available to us and risks that we might encounter.

Risk management

We face a broad array of risks, including market, operational, strategic, legal, regulatory, reputational, cybersecurity/data security, environmental, social and financial risks. Our management is responsible for establishing and maintaining systems to manage these risks. The Board exercises oversight over the elements and dimensions of major risks that we face. The Board administers its risk oversight function as a whole and through its Committees.

We have established a global enterprise risk management ("ERM") program, which is led by our Global Chief Compliance and Ethics Officer. Our Governance, Risk and Compliance ("GRC") committee, which is composed of key members of senior management, oversees and monitors the activities of our ERM program and reviews, on a regular basis, the top current and emerging enterprise risks we face, as well as relevant risk mitigation activities. Since the strategic combination of Walgreens and Alliance Boots in 2014, the Company has enhanced the overall ERM program and expanded its scope. Most recently, the ERM program expanded the members of the executive-level GRC to include additional key functional and business leaders. Currently, in addition to the executive-level enterprise-wide GRC committee, the Company has established similar GRC committees within each of its three segments. In addition, risk assessments are created by each business unit and consolidated into segment and Company-level risk assessments and mitigation plans. Our ERM leader meets regularly with senior members of the Company's global leadership team and other members of the Company's oversight and support functions and specific risk owners to help ensure the latest insights and mitigation are incorporated into the Company's risk register and map.

This global ERM approach helps the Board and its Committees receive relevant information about risks and understand our risk management process, the participants in the process, and key information gathered through the process.

The purpose of the ERM process is to identify risks that could affect us and the achievement of our objectives; to understand, assess, and prioritize those risks; to communicate identified events and risks quickly and effectively to necessary parties across the Company; and to facilitate the implementation of risk management strategies and processes across the Company.

The Board uses the processes described below to help assess and monitor the risks we face. The Board's oversight of risk occurs as an integral and continuous part of the Board's oversight of our business and seeks to ensure that management has processes in place to appropriately manage risk. The Board actively engages with senior management to understand and oversee the various risks we face.

Board of Directors	
• Formally reviews Global Enterprise Risk Management Program	• Receives regular reports from Committees

Board Committees

Audit Committee

• Reviews our policies and procedures with respect to enterprise risk assessment and risk management

• Regularly reviews, discusses and addresses the key risks identified in the ERM process with management and their potential impact

• Periodically reviews the steps management has taken to monitor and control such risk exposures, including the risk assessment and risk management policies

• Regularly conducts reviews of the efficacy of our information security and technology risks (including cybersecurity) and related policies and procedures

• Regularly reviews and discusses with management major litigation and financial risks

• Regularly reviews and discusses with management legal and compliance matters, including related risks

• Regularly reviews and discusses with management risks related to climate change, sustainability and other ESG-related matters

Compensation and Leadership Performance Committee

• Reviews risks associated with the design and implementation of our compensation programs, including the extent to which they encourage excessive or inappropriate risk-taking

• Regularly reviews and discusses with management risks relating to executive succession and leadership performance matters, including matters such as diversity, equity and inclusion, management development and talent recruitment, retention and engagement

Finance and Technology Committee

• Oversees key aspects of our financial risk management activities, including with respect to capital structure and financing, capital expenditures and investments, and M&A

• Regularly reviews financial policy risk and our capital priorities

• Oversees risks associated with our technology and innovation activities and technology strategies

Nominating and Governance Committee

• Reviews risks related to our governance structures, practices and processes

• Regularly discusses Board composition and director succession planning, including related risks

• Regularly reviews and discusses with management the Company's management of risks related to our ESG initiatives, including sustainability and the environment

Stockholder engagement program

We value an open dialogue with our stockholders, and we believe that regular communication with our stockholders and other stakeholders is a critical part of enabling our long-term success. We engage with our stockholders and the broader corporate governance community through a robust and continuous engagement program which is management-led and overseen by the Board. Our cross-functional engagement team is led by our Corporate Secretary's office and includes representatives from Human Resources, ESG and Investor Relations. Our engagement program is designed to address questions and concerns, provide perspective on Company policies and practices, seek stockholder input and incorporate feedback as appropriate.



YEAR-ROUND engagement with stockholders

SUMMER

- Review changes to our largest stockholders' proxy voting policies and perspectives
- Plan for outreach to our largest stockholders and smaller institutional investors with active engagement programs

FALL

- Conduct engagements with our largest investors and smaller institutional investors to discuss corporate governance, executive compensation and ESG initiatives
- Share engagement feedback with our Board and committees, as appropriate, for consideration
- Enhance governance practices and disclosures, as warranted

WINTER/SPRING

- In advance of the annual stockholder meeting, conduct additional engagement with investors as needed/requested and share feedback with the Board and committees
- Hold annual stockholder meeting
- Review feedback from annual stockholder meeting and determine future priorities

The Board believes that, in most circumstances, our CEO and other authorized members of our senior management are best positioned to speak with our stockholders on behalf of the Company. However, the Board and its Committees regularly receive reports on our stockholder engagement activities, and they are provided with the opportunity to discuss and ask questions about significant stockholder feedback we receive.

Stockholder outreach

As part of our ongoing practice to proactively engage stockholders throughout the year, members of our management team met with many of our stockholders during fiscal 2022 and the months leading up to the filing of this Proxy Statement. In certain cases, the Chairs of our Nominating and Governance Committee and CLP Committee participated in these calls. In advance of the 2023 Annual Meeting, we conducted formal outreach to stockholders to continue the constructive dialogue regarding our executive compensation programs given that 47% of the votes cast supported our advisory say-on-pay proposal at the 2021 annual meeting and 61% supported the proposal at the 2022 annual meeting.

The profile of our stockholders is unusual for a large publicly-traded company, with approximately 59% of the outstanding shares held by institutional investors, approximately 24% held by retail investors and approximately 17% held by affiliates of Stefano Pessina, our Executive Chairman. During fiscal 2022, we continued our proactive engagement efforts towards our institutional stockholders to solicit a broad range of feedback. We reached out to stockholders who collectively represent approximately 72% of shares held by all institutional stockholders (including the shares held by Mr. Pessina's affiliates) or 55% of our outstanding shares. This includes 16 institutional stockholders outside the top 50 holders with active engagement programs who collectively own less than 1% of our outstanding shares.

We engaged with stockholders that represent 45% of all our outstanding shares, including meeting with every stockholder that holds at least 1% of our outstanding shares. We also engaged with the two leading proxy advisory firms, Glass Lewis and Institutional Shareholder Services, to update them on our stockholder engagement efforts and changes made to our executive compensation program in response to stockholder feedback.

We are committed to ongoing engagement discussions and welcome feedback from all of our stockholders, who can reach our Investment Relations team by visiting https://investor.walgreensbootsalliance.com.

By the numbers ... depth of our outreach and engagement since we published our 2022 proxy statement:



WHO WE CONTACTED

We contacted investors representing approximately

90%

of the outstanding shares held by our **50 largest institutional stockholders (excluding broker/dealers)**

We extended invitations to

16

institutional stockholders

outside the top 50 holders who **collectively own less than 1% of our outstanding shares**

In total, we reached out to **51 stockholders (including our largest individual investor)** who represent approximately

55%

of our outstanding shares

WHO WE ENGAGED

We held **21 meetings** with **16 stockholders** who represent

45%

of our outstanding stock (including shares owned by Mr. Pessina's affiliates)

Board leadership participation in meetings with

22%

of our outstanding stock, or **9** of our **21 meetings**

We held meetings with

100%

of stockholders who hold **1% or more of our outstanding shares**

Stockholder engagement and company responses

1
Engage

Direct engagements were held with institutional stockholders representing approximately 45% of all outstanding shares (as of August 31, 2022), including engagements with our seven largest stockholders. Six of these seven holders, who represent approximately 39% of our outstanding shares, supported our say-on-pay proposal in 2022 and specifically stated that they appreciated our responsiveness to our 2021 say-on-pay vote results.

2
Report

- Stockholder feedback is shared with the Board, through the Nominating and Governance Committee and CLP Committee, as appropriate and as engagements occur. Feedback from engagements included discussions relating to:
  - Executive compensation, including our fiscal 2020 and fiscal 2021 say-on-pay votes;
  - Board oversight of strategy and risk management;
  - Corporate governance and Board succession planning;
  - Board oversight of ESG, including diversity, equity and inclusion and human capital;
  - Controlled substances and tobacco programs and initiatives; and
  - Sustainability and corporate social responsibility initiatives.

3
Analyze

- The Board considered stockholder feedback in its continuous review of best practices, governance enhancements and compensation program design.

We have made numerous improvements in response to stockholder feedback and our continuous focus on best practices

4

Respond

Stockholder Feedback	Our Response
2022	
• Concern with absence of cap on cash severance payments, lack of a relative performance component in our compensation program and lack of disclosure of forward-looking performance targets for performance share awards.	• For an extensive discussion of stockholder feedback and our response on executive compensation matters, please see "Executive Compensation—Compensation Discussion and Analysis—Consideration of Say-on-Pay and Related Stockholder Feedback" beginning on page 61.
• Appreciation for the Board's refreshment efforts and the recent addition of directors with relevant experience and skill sets that align with our corporate strategy.	• We have continued our commitment to align the Board composition with the changing needs of the Company and the Board with the addition of Inderpal S. Bhandari, who brings extensive technology and innovation expertise, and Bryan C. Hanson, who has significant experience in the healthcare industry.
• Appreciation of expanded disclosures in our ESG Report and request for continued progress on transparency.	• We are currently in the process of developing our annual ESG Report. We are responding to stockholder feedback for more transparency by incorporating a more robust TCFD response into the report, including results of our recently completed climate scenario analysis.
• Request for the Company to consider setting emissions reductions targets in accordance with the Science Based Targets initiative ("SBTi").	• In 2021, we announced our first enterprise-wide, global carbon emissions reduction target, which targets a 30% decrease in Scope 1 and Scope 2 emissions by fiscal 2030 vs. fiscal 2019. The target was developed using the SBTi framework as a guide. We are actively discussing the adoption of an STBi-approved emission reduction target.
2021	
• Concern regarding the CLP Committees' use of positive discretion in the Company's incentive plans and the use of one financial metric in our short-term and long-term incentive plans.	• For an extensive discussion of stockholder feedback and our response on executive compensation matters, please see "Executive Compensation—Compensation Discussion and Analysis—Consideration of Say-on-Pay and Related Stockholder Feedback" beginning on page 61.
• Request to expand disclosures relating to workforce diversity and publicly release the Company's U.S. Employer Equal Opportunity ("EEO-1") data.	• We made the decision to publicly disclose our annual EEO-1 report as submitted to the U.S. Equal Employment Opportunity Commission for calendar year 2020 and future years in an effort to enhance transparency about our workforce diversity.
2020 and prior years	
• Concern that the existing clawback policy would be difficult to enforce and did not require disclosure of any exercise of the policy.	• For an extensive discussion of stockholder feedback and our response on executive compensation matters, please see "Executive Compensation—Compensation Discussion and Analysis—Consideration of Say-on-Pay and Related Stockholder Feedback" beginning on page 61.
• Appreciation of the Company's focus on human capital management.	• We amended the charter of and renamed our CLP Committee to reflect the Committee's dedication to broader oversight of leadership performance, including areas of diversity and inclusion, management development and talent recruitment, retention and engagement.

• Appreciation of the Board's focus on diversity of ethnic background and gender.	• We amended our Corporate Governance Guidelines and the charter of the Nominating and Governance Committee in 2020 to provide that when searching for new directors, the Nominating and Governance Committee will actively seek out women and individuals from minority groups to include in the pool from which Board nominees are chosen.
• Clarity regarding the Board's role in overseeing both strategy and risk management.	• We enhanced our disclosure regarding our Board leadership structure and our Board's role in the oversight of risk management and strategy.
• Concern regarding the national opioid pandemic and the Company's effort to help combat prescription opioid abuse.	• We first published our Board Report on Oversight of Risks Related to Opioids in June 2019, which includes descriptions of the Company's efforts to combat prescription opioid medication abuse and the governance of those efforts. The report was subsequently revised to include disclosures as a result of stockholder engagement.

The Board and its Committees also regularly consider stockholder perspectives, among other considerations, when making decisions related to their specific duties and responsibilities. Finally, our Corporate Governance Guidelines state that, from time to time, upon the reasonable request of one of our major stockholders, the Lead Independent Director will make herself available for consultation and direct communication with such stockholder where appropriate.

Environmental, social and governance

Our Company's purpose is to help people across the world lead more joyful lives through better health. To achieve this purpose, we commit to deliver value to all our stakeholders across the globe and to be a responsible and engaged corporate citizen. Our commitment to ESG is embedded in our drive to operate both a sustainable and a profitable enterprise for the long term. Advancing our ESG performance through our sustainability initiatives builds trust in our businesses and in our brands, helping us to drive our financial performance and to achieve our vision of being the first choice for pharmacy, well-being, and beauty – caring for people and communities around the world.

In our most recent ESG Report, published in January 2022, we provided an update on our progress on our 12 ESG commitments, which are organized into four priority areas for the Company.

 **Healthy Communities**	We engage with local communities to improve societal health and well-being through: • Programs and campaigns to improve access to affordable, quality healthcare and awareness about critical health issues • Efforts to help combat opioid abuse and prevent overdose-related deaths • Partnerships to help: • Support people living with cancer • Empower young people • Combat hygiene poverty
 **Healthy Planet**	We are determined to protect the planet through programs in our operations and by engaging suppliers on environmental issues. We are committed to: • Reduce energy consumption and emissions • Reduce waste, increase re-use and recycling, and collaborate to help create an increasingly circular economy



Sustainable Marketplace

We aim to do business fairly and with integrity and are taking actions to:

- Provide a platform of transparency into our owned brand products, including ingredient and material level information, and ensuring product safety
- Continue to improve traceability of ingredients and materials of our owned brand products to reduce their environmental impact, protect healthy ecosystems and reduce climate change impact
- Continue to drive responsible sourcing practices throughout our supply chain, protecting human rights and engaging with suppliers around ethical and environmental issues
- Reduce the negative impacts of plastics in our owned brand products



Healthy and Inclusive Workplace

We strive to treat our people with dignity and respect. We are working to:

- Proactively support the personal health and well-being of our employees
- Deliver our commitment to offer equal opportunities and foster a diverse, equitable and inclusive culture for all through strong employment, pay and recruitment practices, policies and procedures
- Continue to improve our robust approach to health, safety and data privacy, actively caring for our employees and customers

Transparency and accountability are central to our approach to sustainability. Each year we publish an ESG Report aligned with internationally accepted sustainability reporting standards. Within each report, select key performance metrics and disclosures are externally assured.

Our ESG Committee plays a leading role in providing the appropriate oversight and governance of our ESG program, which is critical to its success. The ESG Committee is chaired by our Chief Operating Officer, International and includes senior executives from our key business functions as well as from our Legal, Human Resources, Marketing, Government Relations, Finance and Communications functions. Among other obligations, the ESG Committee is charged with selecting our ESG commitments and monitoring our progress towards achieving those commitments.

BOARD ACTION

At the Board level, the Nominating and Governance Committee has primary oversight responsibility for the Company's ESG initiatives and risks, reviewing at least annually our policies and activities regarding sustainability and ESG and assessing our management of risks with respect thereto. Additionally, the Audit Committee regularly reviews and discusses the key risks identified in the ERM process with management, their potential impact on us and our operations, and our risk mitigation strategies and related disclosure matters. These risks may include risks related to climate change, sustainability and other ESG-related matters.

To learn more about our sustainability and ESG efforts, please see page 7 and view our 2021 ESG Report and other information on our website at https://www.walgreensbootsalliance.com/corporate-responsibility.

Public policy engagement

Responsible corporate citizenship includes exercising our responsibility to actively participate in the political process. Primarily through Walgreens, we engage in the political and policymaking processes in the United States, at the federal, state, and local levels, participating in democratic self-government and utilizing our voice in public policy debates that have a direct impact on us. We support candidates whose policies and goals are consistent with our purpose to create more joyful lives through better health, and who are aligned with the interests of our businesses, customers, communities and stockholders. Policies on which we focused in fiscal 2022 included reimbursement for pharmacist-delivered clinical services, the expansion of the role of pharmacists in the healthcare delivery system (including the important role pharmacists play in the response to the COVID-19 pandemic), retail business regulation, and taxation.

We work to advance this agenda in part through: (1) supporting a government relations program that aims to educate and inform elected officials and regulatory agencies on key public policy issues; (2) our active membership and participation in trade associations; and (3) supporting candidates, parties, and political organizations, both directly from corporate funds and through the Walgreen Co. Political Action Committee. All of our political and advocacy activities are intended to focus on promoting our business and strategic interests without regard to the personal political preferences or affiliations of any of our directors, officers, or employees. Walgreens' Government Relations organization is responsible for the day-to-day implementation of our political advocacy and contributions. Walgreens' Government Relations department relies on inside and outside legal counsel, when appropriate, to help ensure our compliance with laws applicable to these activities.

BOARD ACTION

The Nominating and Governance Committee is responsible for the oversight of policies and activities regarding political advocacy and contributions. At least annually, the Nominating and Governance Committee receives a report regarding these activities from senior management in Walgreens' Government Relations organization.

Board structure

Board leadership structure

As stated in the Corporate Governance Guidelines, decisions regarding the Board's leadership structure and the selection of the persons who should be in leadership positions are of critical importance to the functioning of the Board and the Company. The Board believes these decisions must be based on the application of business judgment and consideration of the relevant circumstances at the time, and the Board should not be constrained by a policy mandate when making these decisions. Upon the recommendation of the Nominating and Governance Committee, the Board selects a Chairman from among its members each year following the annual election of directors. Our by-laws provide that the Chairman of the Board may, but need not, be the Chief Executive Officer, and we have had a separate Chairman and Chief Executive Officer since 2009. The Corporate Governance Guidelines also state that if the Chairman of the Board is the Chief Executive Officer or another director who does not qualify as independent, then the independent directors will select a Lead Independent Director to help ensure robust independent leadership on the Board.

Our current Board leadership structure was adopted in connection with the strategic combination of Walgreen Co. and Alliance Boots to form Walgreens Boots Alliance and is designed to meet the unique business needs of the Company and to build on the strengths of our Board. Our Board is comprised of a majority of independent directors, including a Lead Independent Director, as well as an Executive Chairman and a Chief Executive Officer who are not independent.

Board leadership transition

As previously noted above, on October 27, 2022, Mr. Foote notified us that he had decided to not to stand for re-election at the Annual Meeting. In anticipation of his retirement, Mr. Foote stepped down as Lead Independent Director and Chair of the Nominating and Governance Committee. The independent directors of the Board elected Ginger L. Graham to serve as Lead Independent Director, and she was also elected by the Board as Chair of the Nominating and Governance Committee. The Company announced this change in leadership in a Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2022. We plan to notify our stockholders of any future changes in our leadership in our proxy statements, unless we are required to disclose earlier.

Our current board leadership structure



Stefano Pessina
Executive Chairman
of the Board

Mr. Pessina's intimate understanding of the Company's business and strategy and vast institutional knowledge serve as invaluable resources to Ms. Brewer and other members of senior management as they set and execute the strategy of the Company. Mr. Pessina has extensive operational leadership in healthcare and pharmacy as well as proven success in leading a multinational healthcare business. He has cultivated relationships with each director through consistent and transparent communication and works closely with Ms. Graham in matters related to Board operations, Board strategy and Board meeting planning.



Rosalind G. Brewer
Chief Executive Officer

As CEO, Ms. Brewer manages the business of the Company and executes the strategy developed with the Board.



Ginger L. Graham
Lead Independent Director

In October 2022, the independent directors elected Ginger L. Graham to serve as Lead Independent Director, following Mr. Foote's resignation from the position, in recognition of her strong leadership skills, business acumen, background in healthcare and understanding of the Company's business.

Strong independent board leadership

We have had a Lead Independent Director since 2015. We believe that strong independent leadership is a critical component of an effective board. Our Board has had a strong Lead Independent Director in place for nearly eight years. The Company's Corporate Governance Guidelines describe the responsibilities of the Lead Independent Director, the resources available to the Lead Independent Director to carry out her duties and the Lead Independent Director selection process. Our Lead Independent Director is elected annually by the independent directors in executive session with no non-independent directors or management present. Ms. Graham was elected as our Lead Independent Director in October 2022. Prior to Ms. Graham's election, Mr. Foote had served as our Lead Independent Director since 2015.

As Lead Independent Director, Ms. Graham leads executive sessions of the independent directors, provides leadership for independent oversight of executive management, serves as a liaison and supplemental channel of communication between independent directors and Ms. Brewer, and serves as a sounding board and advisor to Mr. Pessina and Ms. Brewer. As Lead Independent Director, Ms. Graham's responsibilities include:

- Presiding at all meetings of the independent directors and all meetings of the Board at which the Chairman of the Board is not present;
- Encouraging and facilitating the active participation of all directors;
- Serving as a communication facilitator between the CEO and other members of senior management, on the one hand, and the independent and non-management directors, on the other hand (without inhibiting direct communication between senior management and other directors), and between individual directors and the Board, including by:
  - providing the CEO and other members of senior management with feedback as determined in executive sessions;
  - being available to discuss with independent and non-management directors any concerns they may have and, as appropriate, relaying those concerns to the full Board and/or the CEO or other members of senior management; and
  - being a sounding board and advisor to the CEO and/or other members of senior management regarding her concerns and those of the independent directors;
- Approving, in consultation with the Executive Chairman of the Board and other members of senior management to the extent practicable, the information to be provided to the Board in preparation for and at Board meetings, and consulting with directors as to their information needs;
- Approving Board meeting agendas after conferring with the Executive Chairman of the Board, as appropriate, including adding agenda items in her discretion;
- Approving Board meeting schedules to help ensure that there is sufficient time for discussion of all agenda items;

- Calling meetings of the independent directors in her sole discretion, as and when required;
- Leading the Board's annual evaluation of the Executive Chairman of the Board and CEO;
- Making herself available to advise the Committee chairs in fulfilling their designated roles and responsibilities to the Board;
- Upon the reasonable request of a major stockholder, making herself available for consultation and direct communication with such stockholder where appropriate; and
- Performing such other functions as the Board or other directors may request.

Why our board leadership structure is effective

Our Board leadership requirements reflected in our by-laws and Corporate Governance Guidelines represent our belief that an effective board must have independent leadership with a meaningful voice in all board matters. Our current Board leadership structure, consisting of an Executive Chairman, a CEO who is also a director, and a Lead Independent Director, provides for leadership of the Board that consists of a strong independent director with substantial structural influence, a non-independent member who has extensive experience in the Company's industry and a unique understanding of the Company's operations, and a CEO who has unfettered access to both the Lead Independent Director and Executive Chairman as resources in developing and executing the Company's strategy.

Role		
Executive Chairman	**Chief Executive Officer**	**Lead Independent Director**
Organizes and directs the work of the Board, providing robust leadership, direction and strategic vision for the Company	Leads our business and operations; Executes the strategy developed with the Board and manages the operations of the Company	Provides strong leadership and independent oversight of executive management

Key Responsibilities and Duties		
- Chairing Board meetings - Chairing annual and special stockholder meetings - Setting agendas for Board meetings, subject to approval by Lead Independent Director - Guiding discussions at Board meetings - Fostering open and collegial discussion among all Board members - Monitoring the Board's receipt of accurate, timely, relevant and clear information - Working closely with the CEO to provide strategic operational and governance advice - Acting as a source of institutional knowledge - Monitoring and supporting the Company's performance and value creation relative to stated goals of Board-approved strategic plans, investments and relationships - Conducting, along with the Lead Independent Director, the CEO's annual performance review incorporating feedback from the directors	- Creating and implementing a compelling vision and mission for the Company - Leading the development of value – creating and sustainable strategies – both short- and long-term – for the Company - Anticipating and mitigating potential risks to the Company and its businesses, and helping ensure that they are identified, monitored, minimized and reported to the Board or applicable Committee, as appropriate - Setting meaningful and measurable operating and strategic goals for the Company - Building and guiding a highly capable and dynamic leadership team - Establishing a strong performance management culture - Leading and inspiring the team in executing the Company's strategy - Serving as primary interface between management and the Board - Assessing the performance of the leadership team and providing guidance and mentorship to individual leaders - Reviewing organizational structure needs and developing ongoing management succession plans - Representing the face of the Company to stakeholders - Providing regular updates and information to the Board on all key issues and business developments and status of operations	- Presiding at all meetings of the independent directors - Presiding at all meetings of the Board at which the Executive Chairman of the Board is not present - Serving as liaison among the independent directors, Executive Chairman and CEO by facilitating open, transparent and candid dialogue - Collaborating with the independent directors to assess the Executive Chairman's and the CEO's performance - Communicating directly with and providing consultation to stockholders, as appropriate - Recommending to the Board, in consultation with the CEO and Executive Chairman, the retention of advisors and consultants reporting directly to the independent directors

Why our leaders are ideally suited for their roles



Stefano Pessina
Executive Chairman

- Institutional knowledge and deep understanding of the Company's business
- Substantial international business experience and business acumen and valued strategic, financial and operational insights
- Institutional knowledge of Alliance Boots and deep understanding of the Company's business and its European heritage
- Extensive operational leadership in healthcare and pharmacy
- Proven success in leading a multinational healthcare business



Rosalind G. Brewer
Chief Executive Officer

- Substantial expertise and success in leading large, complex global organizations
- Extensive experience as chief operations officer of some of the world's largest retail operations
- Successful track record of building high-functioning leadership teams and performance-driven company cultures
- Substantial experience developing and implementing marketing, technology and innovation initiatives in large-scale operations
- Well-known track record of implementation of diversity and inclusion initiatives in large organizations



Ginger L. Graham
Lead Independent Director

- Independence and sophistication to enable strong oversight of executive leadership
- Institutional knowledge of Walgreens and deep understanding of the Company's business and healthcare field
- Strong working relationship with fellow directors
- Extensive experience with respect to corporate governance matters

Board committees and meetings

Independent board committees with well-qualified chairs

The Board has four standing Committees: the Audit Committee, the CLP Committee, the Finance and Technology Committee, and the Nominating and Governance Committee. Each committee is led by an independent director that the Board believes has the specific skills and attributes to effectively lead the respective committee. The Charter for each of our standing Committees is available on our website at https://investor.walgreensbootsalliance.com/governance.

Audit Committee

Number of Meetings in fiscal 2022: **8**



Current Committee:

Janice M. Babiak (Chair), Ginger L. Graham, Valerie B. Jarrett, Nancy M. Schlichting

Key Responsibilities

- Selecting our independent registered public accounting firm, reviewing its performance, and taking appropriate action to oversee its independence;
- Reviewing and discussing with our management and independent registered public accounting firm our financial statements;
- Reviewing and discussing certain matters with the independent registered public accounting firm and the Company's General Auditor (who is responsible for the internal audit function), including any major issues regarding the adequacy of the Company's internal controls;
- Reviewing our enterprise risk assessment and key enterprise risks, including major litigation and financial risks as well as information security and technology risks (including cybersecurity) and risks related to climate change, sustainability and other ESG-related matters;
- Reviewing the overall adequacy and effectiveness of our legal and compliance programs; and
- Reviewing the responsibilities, budget, and staffing of our internal audit function.

Financial Expertise, Independence, and Financial Literacy

The Board has determined that each member of the Audit Committee satisfies the criteria adopted by the SEC to serve as an "audit committee financial expert."

In addition, the Board has determined that each member of the Audit Committee is an independent director pursuant to the requirements under the Corporate Governance Guidelines, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Nasdaq listing standards and meets the financial literacy requirements of Nasdaq.

Compensation and Leadership Performance Committee

Number of Meetings in fiscal 2022: **5**



Current Committee:

Nancy M. Schlichting (Chair), Ginger L. Graham, Bryan C. Hanson, Valerie B. Jarrett, John A. Lederer

Key Responsibilities

- Reviewing and approving our executive compensation philosophy, strategy, principles, and levels;
- Developing market-comparable total compensation that enables us to attract and retain talented executives and reward outstanding performance in a manner designed to lead to long-term enhancement of stockholder value;
- Evaluating our Chief Executive Officer's performance and reviewing and approving his or her total compensation;
- Reviewing and approving the evaluation process and compensation structure for our senior executives other than the Chief Executive Officer;
- Administering our executive compensation program, including base salaries; cash and equity plans used to provide short-term and long-term incentive awards; and certain executive deferred compensation plans and perquisites; and
- Overseeing talent development, human capital management strategies and programs, diversity and inclusion, and executive succession planning.

The Compensation and Leadership Performance Committee may also delegate to one or more subcommittees such duties as it deems necessary and appropriate.

Independence

The Board has determined that each member of the Compensation and Leadership Performance Committee is independent under the Corporate Governance Guidelines and the Nasdaq listing standards for directors and compensation committee members.

The Board has also determined that each member of the Compensation and Leadership Performance Committee is an "outside director" for purposes of Section 162(m) of the Internal Revenue Code (the "Code") and a "non-employee director" for purposes of Section 16 of the Exchange Act.

Talent development and human capital management

The Board is actively engaged in overseeing the Company's talent development and human capital management strategies designed to attract, develop and retain business leaders who can drive financial and strategic growth objectives and build long-term stockholder value. The Board's involvement in leadership development and succession planning is systematic and ongoing, and the Board provides input on important decisions in each of these areas. The CLP Committee has primary responsibility for succession planning for the CEO and oversight of succession planning for other executive officer positions.

Independent compensation advisor

The CLP Committee is supported in its work by our independent compensation consultant, Mercer. Mercer provides the CLP Committee with information regarding market compensation and practices, assists the CLP Committee in the review and evaluation of such compensation and practices, and advises the CLP Committee on executive compensation decisions. Mercer also assists the CLP Committee in the review and evaluation of our Non-Employee Director compensation program. Beginning in January 2016, the CLP Committee also engaged Mercer to serve as the executive compensation consultant to the Company.

For fiscal 2022, Mercer's aggregate fees for executive and Non-Employee Director compensation consulting services were approximately $689,000 relating to executive and Board compensation matters.

Mercer is a wholly owned subsidiary of Marsh & McLennan Companies ("MMC"). In fiscal 2022, MMC and its affiliates (excluding Mercer) provided certain services to us and our affiliates unrelated to executive and Non-Employee Director compensation— primarily insurance brokerage, investment consulting to the Retirement Plans Committee and other professional services. For these services, MMC and its affiliates received compensation totaling approximately $679,000. The non-compensation-related services were recommended by management, and the services and fees are not subject to the CLP Committee's or the Board's review or approval. The Mercer consultants providing services to the CLP Committee and the Company do not market or sell to us, nor do they receive incentive or other compensation based on, these non-compensation-related services.

The CLP Committee considered the independence of Mercer under applicable SEC rules and regulations and Nasdaq listing standards. Based on its review, the CLP Committee determined that the services provided by MMC and its affiliates and the engagement of Mercer did not raise any conflict of interest or other issues that would adversely impact Mercer's independence.

Finance and Technology Committee

Number of Meetings in fiscal 2022: **6**



Current Committee:[1]

John A. Lederer, Janice M. Babiak, Inderpal S. Bhandari, Bryan C. Hanson, William C. Foote, Dominic P. Murphy

[1]   Following Dr. Brailer's departure from the Board, existing members of the Finance and Technology Committee have served in Acting Chair roles. The Board will consider the appointment of committee chairs at its January 2023 meetings.

In September 2022, the Board reconstituted the Finance Committee as the Finance and Technology Committee in order to reflect the importance and significance of technology to achieving our goals. As we accelerate our healthcare platform and global infrastructure, the Committee will govern the strategic growth of our technology, including major customer initiatives, emerging innovations and significant trends.

Key Responsibilities

- Reviewing our dividend policy and other financial and investment policies;
- Reviewing our capital structure and financing requirements;
- Reviewing the principal terms and conditions of significant proposed borrowings and issuances of debt or equity securities by us;
- Reviewing our plans for capital expenditures and significant capital investments;
- Reviewing our strategies and plans for significant mergers, acquisitions, divestitures, joint ventures, and investments in third-party securities;
- Reviewing the strategic direction and planning for technology and innovation; and
- Reviewing our technology and innovation goals and priorities.

Independence

The Board has determined that each current member of the Finance and Technology Committee is independent under the Corporate Governance Guidelines and the Nasdaq listing standards.

Nominating and Governance Committee

Number of Meetings
in fiscal 2022: **5**



Current Committee:

Ginger L. Graham (Chair), William C. Foote,
John A. Lederer, Dominic P. Murphy

Key Responsibilities

- Establishing and reviewing criteria to be used by the Board for selecting new directors;
- Actively seek out women and individuals from minority groups to include in the pool of new director nominees in support of the Board's commitment to diversity;
- Recommending candidates for election to the Board;
- Overseeing succession planning for Board and Committee membership;
- Making recommendations to the Board regarding the Corporate Governance Guidelines and other significant governance policies;
- Overseeing the annual Board evaluation and director peer review process;
- Overseeing our policies and activities regarding ESG initiatives (including with respect to sustainability and the environment) and, in consultation with the Audit Committee, the related risks; and
- Overseeing our policies and activities regarding political advocacy and contributions, and charitable donations.

Independence

The Board has determined that each member of the Nominating and Governance Committee is independent under the Corporate Governance Guidelines and the Nasdaq listing standards.

Board meetings and attendance

During fiscal 2022, the Board held ten meetings. In fiscal 2022, all directors attended over 75% of the total number of Board and applicable Committee meetings held during the period that such director served, with most directors having attended all such meetings.

Our directors are expected to attend each annual meeting of stockholders. All of our directors who were director nominees for the 2022 Annual Meeting attended the 2022 Annual Meeting.

Our independent directors hold regularly-scheduled executive sessions without our management present. These executive sessions of independent directors are chaired by our Lead Independent Director. The independent directors met in executive session at each of the regularly-scheduled quarterly Board meetings held in fiscal 2022.

Board operation and additional governance matters

Director orientation and continuing education

The Corporate Governance Guidelines state that the Board shall maintain an orientation process for new directors. As part of this process, each new director receives a series of in-person briefings provided by our corporate officers on our business operations; significant financial, accounting and risk management matters; corporate governance; and key policies and practices. The new director also receives briefings on the responsibilities, duties, and activities of the Committee(s) on which the director will initially serve. Finally, new directors have the opportunity to visit and learn more about each of our divisions and select cross-divisional functions where they receive additional in-person briefings from divisional and cross-functional leadership. The Nominating and Governance Committee develops and oversees this orientation program with the assistance of our management.

Our directors are encouraged to participate in director continuing education programs sponsored by third-party organizations. Our executive management team also periodically provides materials and briefing sessions on subjects that assist directors in fulfilling their duties. Directors are encouraged to visit our facilities and operations and to directly communicate and interact with our employees, which allows them to gain a first-hand view of our business.

Board evaluation and director peer review process

The Board recognizes that a robust evaluation process is an essential component of strong corporate governance practices and promotes Board effectiveness. The Nominating and Governance Committee oversees an annual evaluation process led by the Lead Independent Director (who also serves as Chair of the Nominating and Governance Committee).

The Nominating and Governance Committee reviews the format of the Board evaluation and director peer review process as necessary to help ensure that the solicited feedback remains relevant and appropriate.

Each director completes an annual self-evaluation of the Board and the Committee(s) on which they serve. These self-evaluations are designed to help assess the skills, qualifications, and experience represented on the Board and its Committees, and to determine whether the Board and its Committees are functioning effectively.

The results of this annual self-evaluation are discussed by the full Board and each Committee, as applicable, and changes to the Board's and its Committees' practices are implemented as appropriate.

The Lead Independent Director also conducts a confidential director peer review process. As part of this process, the Lead Independent Director speaks with each other director individually to obtain insights regarding the contributions of other directors (and the Executive Chairman of the Board may speak with each other director regarding the contributions of the Lead Independent Director), and to discuss issues in greater depth and obtain more targeted feedback with respect to Board, Committee and individual director effectiveness.

Introduction of third-party director evaluations

In order to enhance our Board effectiveness and continually improve our governance practices, in 2022, the Nominating and Governance Committee introduced periodic third-party director evaluations as a new component of its Board evaluation program. The Nominating and Governance Committee believes that third-party evaluations will strengthen Board effectiveness as the third party will bring broad market insight and an objective, candid perspective on a wide range of governance matters, including board dynamics, structure and composition, information practices, meeting schedules and agendas, decision-making, and overall effectiveness. In years that third-party evaluations are utilized, currently anticipated to be at least every three years, the evaluations will be conducted along with our standard self-evaluations but in lieu of the Company's standard confidential peer review process.

Director resignation policy

Our amended and restated by-laws state that if a nominee for director who was in office prior to the Annual Meeting is not elected and no successor is elected at such Annual Meeting, the director must promptly tender his or her resignation from the Board. Thereafter, the Nominating and Governance Committee, excluding the director in question, will make a recommendation to the Board about whether to accept or reject the resignation or whether to take other action. The Board, excluding the director in question, will act on the recommendation of the Nominating and Governance Committee and publicly disclose its decision and its rationale within 90 days from the date the election results are certified.

Communication with the board

Stockholders and other interested parties may communicate with the Board or individual directors. Communications with the Board or individual directors should be in writing, in the English language, and should be delivered by one of the following methods:

 **By courier or mail, addressed to:**

Walgreens Boots Alliance, Inc.
108 Wilmot Road, MS #1858
Deerfield, Illinois 60015
Attention: Corporate Secretary

 **By email, to:**

WBABoard@wba.com

Our Corporate Secretary reviews all communications sent to the Board. All such communications will be forwarded to the Board or the appropriate Committee or member thereof (or an individual director), except for those items that our Corporate Secretary deems, in his discretion, to be unrelated to a director's duties and responsibilities as a director. Communications addressed to the Board may, at our discretion, be shared with members of our management.

Further information regarding the submission of comments or complaints relating to accounting, internal accounting controls, or auditing matters can be found in our Audit Committee Complaint Procedures, which is available at https://investor.walgreensbootsalliance.com/governance.

Director independence and related party transactions

Director independence

Under the Corporate Governance Guidelines, the Board must consist of at least two-thirds of independent directors. In making independence determinations, the Board will consider all relevant facts and circumstances and comply with all applicable requirements, including the relevant listing standards established by Nasdaq.

To be considered "independent" for these purposes, (a) the director must meet the bright-line independence standards under Nasdaq listing standards, and (b) the Board must affirmatively determine that the director otherwise has no relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director of the Company. In each case, the Board shall broadly consider all relevant facts and circumstances.

To aid in the director independence assessment process, the Board has adopted categorical standards that identify categories of relationships that the Board has determined would not affect a director's independence. These categorical standards, which are part of the Corporate Governance Guidelines, stipulate that the following will not be considered material relationships that would impair a director's independence:

Immaterial Sales/ Purchases	At the time of the independence determination, the director is an executive officer or employee, or an immediate family member of such director is an executive officer, of another organization that does business with us, and the sales by that organization to us, or purchases by that organization from us, in any single fiscal year during the evaluation period, are less than the greater of (i) $200,000 and (ii) 3% of the annual revenues of that organization. For the avoidance of doubt, payments arising solely from investments in our securities are not included in received payments for this purpose.
Immaterial Indebtedness	At the time of the independence determination, the director is an executive officer or employee, or an immediate family member of such director is an executive officer, of another organization that is indebted to us, or to which we are indebted, and the total amount of either entity's indebtedness to the other at the end of the last completed fiscal year is less than 5% of the other entity's total consolidated assets.
Immaterial Position	At the time of the independence determination, the director serves as a director or trustee, but not an executive officer, or an immediate family member of such director is a director, trustee or employee (but not an executive officer) of any other organization (other than our independent auditors) that does business with, or receives donations from, us.
Immaterial Charitable Donations	At the time of the independence determination, the director serves as an executive officer of a charitable organization, and our discretionary charitable contributions to the organization are less than the greater of (i) $200,000 or (ii) 3% of that organization's annual consolidated gross revenues during its last completed fiscal year. Our automatic matching of employee charitable contributions will not be included in the amount of our contributions for this purpose.

The Board, through the Nominating and Governance Committee, annually reviews all relevant relationships of each director to determine whether such director meets the categorical standards described above. Where an organization does not publish its financial information, the Board will make a good faith determination of whether the amounts exceed any of the thresholds set forth above. The Board may determine that a director who has a relationship that exceeds the limits described in the categorical standards (to the extent that any such relationship would not constitute a bar to independence under Nasdaq listing standards) is nonetheless independent.

Independence determination

Based on the standards described above under "—Director Independence," and as a result of its annual review, the Board has affirmatively determined that the following director nominees are independent: Janice M. Babiak, Inderpal S. Bhandari, Bryan C. Hanson, Ginger L. Graham, Valerie B. Jarrett, John A. Lederer, Dominic P. Murphy and Nancy M. Schlichting. In addition, the Board has affirmatively determined that William C. Foote, who is not standing for re-election, and Jose E. Almeida and David J. Brailer were independent when each served on the Board during fiscal year 2022.

Stefano Pessina, the current Executive Chairman of the Board and our former CEO, and Rosalind G. Brewer, our current CEO, are not independent directors. James A. Skinner and Steven J. Shulman, each of whom served on the Board during a portion of fiscal 2022, were not independent directors during their service.

The Board has determined that each member of the Audit Committee, the CLP Committee, and the Nominating and Governance Committee (including former directors who served on each committee during fiscal 2022) is independent as defined in our independence standards, the applicable rules of the SEC and Nasdaq listing standards. All current members of the Finance and Technology Committee of the Board and Dr. Brailer, who served as Chair of the committee during a portion of fiscal 2022, are also independent.

Related party transactions

The Board has adopted a written policy for the review of certain related party transactions, including those that are required to be disclosed in this Proxy Statement. For purposes of this policy, a "related party transaction" includes, subject to certain exceptions, a transaction (or series of similar transactions), arrangement or relationship in which (i) the Company or any of its subsidiaries was, is or will be a participant, (ii) the aggregate amount involved will exceed, or may be reasonably expected to exceed, $120,000 in any fiscal year, and (iii) any related person has or will have a direct or indirect material interest. The policy defines a "related person" to include: any of our directors, director nominees or executive officers; a holder of more than 5% of our common stock; and immediate family members of any of the foregoing.

Pursuant to this policy, all such related party transactions must be reviewed and approved, ratified or disapproved by the Nominating and Governance Committee. In the event that a member of the Nominating and Governance Committee has an interest in a related party transaction, the transaction must be approved, ratified or disapproved by the disinterested members of the Nominating and Governance Committee. In deciding whether to approve or ratify a related party transaction, the Nominating and Governance Committee considers, among other factors:

- The purpose of, and the potential benefits to the Company of, the transaction;
- The extent of the related party's interest in the transaction;
- Whether the transaction is fair to the Company and on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances;
- Whether the transaction would impair the independence of a Non-Employee Director; and
- Whether the transaction would present an improper conflict of interest for any of our directors, director nominees or executive officers, taking into account the size of the transaction, the overall financial position of the applicable related person, the direct or indirect nature of the applicable related person's interest in the transaction and the ongoing nature of any proposed relationship.

Shareholders' agreement and other agreements with Mr. Pessina

Pursuant to the Shareholders' Agreement, for so long as the SP Investors meet certain common stock beneficial ownership thresholds, and subject to certain other conditions, the SP Investors are entitled to designate a nominee for election to the Board. Mr. Pessina is the current designee of the SP Investors.

The Shareholders' Agreement also includes, among other things, registration rights, standstill provisions and restrictions on the SP Investors' ability to dispose of shares of our common stock or to acquire additional shares of our common stock.

In addition, on July 23, 2020, Mr. Pessina and the Company entered into a letter agreement which provided, among other things, that upon the effective date of the appointment of a new CEO, Mr. Pessina would resign as CEO and Vice Chairman of the Board, and the Board would appoint Mr. Pessina on an annual basis (subject to applicable law, including fiduciary duties) as Executive Chairman, provided that Mr. Pessina is a member of the Board of the Company at the time. Upon Ms. Brewer's appointment as CEO of the Company in 2021, Mr. Pessina resigned as CEO and was elected Executive Chairman.

Transactions with Alliance Healthcare Italia S.p.A. and its affiliates

From time to time, we or our subsidiaries have entered into, or may be deemed to have entered into by virtue of our acquisition of Alliance Boots, certain equity-related transactions and agreements with affiliates of Mr. Pessina, our Executive Chairman, a director of the Company, and an indirect holder of more than 5% of our common stock. Alliance Healthcare Italia S.p.A ("AHI") is an entity indirectly controlled by Mr. Pessina (via Alliance Santé Participations S.A. ("ASP") and its wholly-owned subsidiary, Sprint Lux Holdco 3 S.à r.l. ("Sprint Lux")). Until April 2022, through its indirect subsidiary, Alliance Boots Holdings Limited

("AB Holdings"), the Company had a 9% interest in Sprint Lux and indirectly in AHI. As shareholders of Sprint Lux, ASP and AB Holdings were parties to a shareholders' agreement. The shareholders' agreement had a 50-year term, ending in 2068 (unless terminated earlier), and provided that any transaction between Sprint Lux or any of its subsidiaries, including AHI, on the one hand, and either ASP (or any of its affiliates, including Mr. Pessina) or AB Holdings (or any of its affiliates, including the Company), on the other hand, should be on arms-length terms. It also provided, among other things, that AB Holdings will not compete, and will cause its affiliates (including the Company) not to compete, with AHI in Italy, the Vatican City State and the Republic of San Marino for the duration of, and for the 24 months following termination of, the shareholders' agreement. For the same duration, ASP would cause Sprint Lux and its subsidiaries, including AHI, to not compete with AB Holdings or any of its affiliates (including the Company) in any territory in which they are active in the health and beauty retail market or the pharmaceutical wholesale market as of the date of the shareholders' agreement. Under the shareholders' agreement AB Holdings had a right of first offer in the event that ASP proposed to sell any of its shares of Sprint Lux or make a substantial disposal of the assets of Sprint Lux or its subsidiaries, including AHI, to a third party. AB Holdings also had a "tag-along" right permitting it to sell its shares of Sprint Lux on the same terms as any sale of the shares of Sprint Lux by ASP. In addition, having complied with the terms of AB Holdings' right of first offer, ASP was entitled to cause AB Holdings to sell all, but not less than all, of its shares of Sprint Lux on the same terms as any sale of the shares of Sprint Lux by ASP (a so-called "drag-along" right). The shareholders agreement also provided each of ASP and AB Holdings with preemption rights, permitting them to subscribe for any new securities issued by Sprint Lux (or its subsidiaries) in an amount proportionate to their existing share ownership. In April 2022, pursuant to Luxembourg law, Sprint Lux undertook a recapitalization in which its entire share capital was written off against accumulated losses and the existing shares of all shareholders were cancelled, followed by an immediate recapitalization of up to EUR 71.4 million through the issuance of new shares. In exercise of its pre-emption rights, ASP subscribed its full pro rata allocation of the new shares for a capital contribution of EUR 65 million. AB Holdings declined to exercise its pre-emption rights, which would have required a pro rata capital contribution of EUR 6.4 million. As a result, effective April 11, 2022, AB Holdings ceased to be a shareholder of Sprint Lux and has no further rights or obligations as a shareholder, other than those that survive the termination of the shareholders' agreement (including the reciprocal non-compete obligations described above).

On January 1, 2015, WBAD Holdings Limited ("WBAD Holdings"), our wholly-owned subsidiary, transferred 320 common shares of Walgreens Boots Alliance Development GmbH ("WBAD"), our global sourcing enterprise, to a subsidiary of AHI, Alliance Healthcare Italia Distribuzione S.p.A. ("AHID"), in exchange for 32,000 Swiss francs. WBAD Holdings retained the remainder of the equity interests in WBAD, which consist of 6,000 preferred shares. In August 2018, all of the preferred shares of WBAD were transferred to our wholly-owned subsidiary, WBAD Holdings 2 Limited ("WBAD Holdings 2"). As the holder of common shares, AHID is entitled only to its pro rata share (approximately 5%) of any dividends paid by WBAD in excess of $3 billion per annum. AHID has never been paid any dividends in respect of its common shares of WBAD. Upon the liquidation of WBAD, AHID is entitled to receive its pro rata share (approximately 5%) of 10% of the net proceeds of such liquidation (or approximately 0.5%). Under certain circumstances, AHID has the right to put, and WBAD Holdings 2 has the right to call, the common shares of WBAD held by AHID for a purchase price of $100,000.

Certain of our executive officers or other employees may provide services to AHI and its affiliates, and AHI and its affiliates may provide services to us and our subsidiaries. Furthermore, we and our subsidiaries may sell products to AHI and its affiliates, and AHI and its affiliates may sell products to us and our subsidiaries. These services and products are procured pursuant to written agreements between the relevant parties.

Pursuant to license agreements entered into between affiliates of Alliance Boots and AHI prior to the 100% acquisition of Alliance Boots by Walgreen Co. in December 2014, AHI was granted the exclusive right to use certain Boots-related trademarks and other intellectual property in the promotion, advertisement and sale of certain products in Italy, the Vatican City State and the Republic of San Marino for a period of 99 years, in accordance with the terms of such license agreements and a store operations agreement entered into in fiscal 2018. These agreements provide that the parties will review the royalty rates for such licenses every five years, and the first review was initiated by the Company in November 2019.

The Company engaged independent counsel to advise on the review process. The Company's Nominating and Governance Committee received regular updates from, and provided regular feedback to, the Company and its independent counsel regarding the status and expected outcome of the negotiations with AHI and its counsel regarding the license agreements. On July 13, 2021, the Nominating and Governance Committee approved entering into an agreement between the Company and AHI, as negotiated by the Company and its independent counsel, to terminate the license agreements and to enter into a two-year interim trial license for AHI's use of Boots-related service marks in 11 Boots-branded pharmacies owned by AHI.

In 2018, following partial de-regulation of the Italian pharmacy market, the management services agreement pursuant to which services are provided to AHI by certain of our subsidiaries was amended to allow, among other things, additional retail advisory and related services to be provided to AHI to facilitate AHI's intention to conduct a trial of Boots-branded stores in Italy and to assist with the possible roll out of further Boots-branded stores (subject to the success of the pilot stores). Further, a distribution agreement was entered into between a subsidiary of the Company and AHI, which replaced previous distribution agreements between the parties and which allows AHI to purchase products for sale in Boots-branded stores in Italy. In fiscal 2022, pursuant to the agreements described in this paragraph, the Company and its subsidiaries provided products and services valued at approximately $316,000 to AHI and its affiliates, of which payment of approximately $148,000 remained due at the end of fiscal 2022 and has since been paid.

In fiscal 2022, AHI and its affiliates provided services and products valued at approximately $158,000 to subsidiaries of the Company.

Other relationships and transactions

Mr. Pessina and Ornella Barra are spouses. As noted in "Executive Compensation—Compensation Discussion and Analysis" below, Ms. Barra reports to Ms. Brewer and Ms. Brewer is the only member of management who makes recommendations concerning Ms. Barra's compensation to the CLP Committee. For a description of Ms. Barra's fiscal 2022 compensation and benefits, see "Executive Compensation—Compensation Discussion and Analysis" and "Executive Compensation—Executive Compensation Tables and Supporting Information" below.

Throughout fiscal 2022, Mr. Pessina's daughter served as an employee of the Company in a non-executive officer capacity. Elena Pessina serves as Director, Global Communications Agency Operations and received total compensation in fiscal 2022 of more than $120,000. The compensation of Ms. Pessina is comparable to other Company employees at a similar level.

Mr. Shulman was appointed to the Board pursuant to the terms of the Appointment and Waiver Agreement and in connection with the Company's investment in VillageMD, whereby the Company increased its beneficial ownership of the outstanding equity interests of VillageMD from approximately 30% to approximately 63% on a fully diluted basis for a purchase price of $5.2 billion in aggregate consideration. In accordance with the terms of the transaction, VillageMD used part of the proceeds of the Company's acquisition of additional outstanding equity interests in VillageMD to fund a tender offer to purchase up to $1.9 billion of units in VillageMD for cash from existing holders, including Mr. Shulman, who received proceeds of approximately $117 million in consideration for the tender of 287,781 units. Mr. Shulman currently owns approximately 1% of the outstanding equity interests of VillageMD. See "—Director Nomination Process—Agreement Involving VillageMD Board Nominee".

Mr. Shulman is also the Executive Chairman and owns approximately 5.3% of the outstanding equity interests of CCX Next, LLC ("CareCentrix"). On September 4, 2021, the Company entered into an agreement (the "Initial Investment Agreement") whereby the Company purchased 55% of CareCentrix from a holding company owning equity in CareCentrix for consideration of $332 million. The transaction closed in August 2022. In connection with the transaction, Mr. Shulman received approximately $15.4 million in proceeds. Under the terms of the Initial Investment Agreement, the Company had the option to acquire the remaining equity interests of CareCentrix in the future. The Company exercised its option in October 2022 and entered into an agreement (the "Subsequent Investment Agreement") whereby WBA has agreed to acquire the remaining 45% of CareCentrix for consideration of $392 million. In connection with the second transaction, which is expected to close by March 2023, it is anticipated that Mr. Shulman will receive proceeds of approximately $18.3 million. Mr. Shulman also receives compensation for his role as Executive Chairman of CareCentrix and is eligible for an annual bonus. In fiscal year 2022, Mr. Shulman received $497,000 in base salary and bonus for his service as Executive Chairman of CareCentrix.

Director compensation

Each Non-Employee Director receives compensation for his or her service to the Board. Mr. Pessina, our Executive Chairman, and Ms. Brewer, our CEO, are employees of the Company and therefore do not receive any additional compensation for their service to the Board. Information about their compensation can be found in "Executive Compensation—Compensation Discussion and Analysis—Fiscal 2022 Executive Compensation," "Executive Compensation—Compensation Discussion and Analysis—Executive Chairman Compensation" and "Executive Compensation—Executive Compensation Tables and Supporting Information" below.

Pursuant to its charter, the CLP Committee is charged with reviewing annually all elements of Non-Employee Director compensation and recommending to the Board any changes. In consultation with our independent compensation consultant, the Board approves any changes to the form and amount of Non-Employee Director compensation after reviewing the CLP Committee's recommendations.

Cash retainers

In fiscal 2022, each then-serving Non-Employee Director received a $100,000 annual cash retainer except for Mr. Shulman, who received a pro-rated amount due to the timing of when he joined the Board. Also in fiscal 2022, the then-serving Lead Independent Director received an additional annual cash retainer of $40,000, the Chair of the Audit Committee received an additional annual cash retainer of $25,000, and the Chairs of the other standing Board Committees received an additional annual cash retainer of $20,000. All cash retainers were paid in quarterly installments. The cash retainer amounts have not increased since fiscal 2018.

Equity-based awards

A substantial portion of each Non-Employee Director's annual compensation is in the form of equity, which the Board believes helps align director compensation with the interests of our stockholders. Under the Walgreens Boots Alliance, Inc. 2021 Omnibus Incentive Plan (the "2021 Omnibus Incentive Plan"), each Non-Employee Director is granted fully-vested shares of our common stock annually, on a date determined by the Board (currently November 1), for his or her service during the prior 12 months.

In fiscal 2022, each Non-Employee Director who was in place as of November 1, 2021, received a grant of our common stock with a market value of $200,000 as of the grant date (November 1, 2021). This grant was made under the 2021 Omnibus Incentive Plan for service as a director from November 1, 2020 through October 31, 2021. The equity-based retainer has not increased since fiscal 2018.

Deferral opportunities

Under the 2021 Omnibus Incentive Plan, the following deferral opportunities are available as elected by the Non-Employee Directors:

- All cash retainer payments may be deferred into a deferred cash compensation account or awarded in the form of deferred stock units ("DSUs"); and
- The annual stock grant may be awarded in the form of DSUs.

All amounts deferred into the deferred cash compensation account accrue interest at a monthly compounding rate equal to 120% of the applicable federal midterm rate. The 2021 Omnibus Incentive Plan provides Non-Employee Directors with election options relating to the timing and form of payment of account balances following termination of his or her service as a director, subject to certain restrictions. DSUs accrue dividend equivalents, which are then subsequently credited as additional DSUs.

Other director compensation matters

A Non-Employee Director who joins the Board during a fiscal year receives pro-rated amounts for all elements of his or her compensation for such fiscal year. A Non-Employee Director who leaves the Board during a fiscal year is entitled to retain any portion of his or her cash retainer already received for his or her service during such fiscal year, but is not entitled to receive a pro-rated equity award on the following November 1 for such pro-rated service.

All directors are reimbursed for expenses incurred in connection with meetings of the Board and its Committees. On a very limited basis, we may determine that it is appropriate for a Non-Employee Director to be accompanied by his or her spouse or partner in connection with these meetings and/or at other events related to such Non-Employee Director's service on the Board and its Committees. In these circumstances, we also reimburse the spouse's or partner's travel expenses. In addition, in accordance with the Corporate Governance Guidelines, directors are reimbursed for reasonable expenses related to continuing education programs. In addition to the amounts reported, directors are eligible to receive the same discount on merchandise purchased from us as we make available to employees generally.

Non-employee director stock ownership guidelines

We have adopted stock ownership guidelines for Non-Employee Directors. Under these guidelines, each Non-Employee Director is expected to accumulate shares of our common stock equal to the lesser of (a) 20,000 shares of our common stock and (b) the number of shares valued at three times such director's total annual cash and equity compensation for Board service. Each Non-Employee Director is required to satisfy the stock ownership guidelines applicable to him or her within five years after first becoming subject to the guidelines. We consider DSUs as shares owned for purposes of compliance with these guidelines.

As of the Record Date, each Non-Employee Director had either met these guidelines or was within the five-year transition period. The stock ownership guidelines applicable to Mr. Pessina and Ms. Brewer are described further in "Executive Compensation—Compensation Discussion and Analysis—Executive Compensation Corporate Governance—Stock Ownership Guidelines" below.

2022 Non-employee director compensation

The following table shows information regarding the compensation earned or paid during fiscal 2022 to Non-Employee Directors who served on the Board during the fiscal year. Mr. Pessina and Ms. Brewer are employees of the Company and therefore did not receive any additional compensation for their service to the Board in fiscal 2022.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
José E. Almeida[4]	41,111	199,974	10,000	251,085
Janice M. Babiak	125,000	200,000	—	325,000
David J. Brailer[4]	120,000	200,000	—	320,000
William C. Foote	160,000	200,000	—	360,000
Ginger L. Graham	100,000	200,000	—	300,000
Valerie B. Jarrett	100,000	200,000	—	300,000
John A. Lederer	100,000	200,000	—	300,000
Dominic P. Murphy	100,000	200,000	—	300,000
Nancy M. Schlichting	120,000	199,974	—	319,974
Steven J. Shulman[4]	59,167	—	—	59,167
James A. Skinner[4]	41,111	116,667	10,000	167,778

[1] Includes the annual retainer and other cash retainers outlined above (in all cases including deferred amounts). For each of Messrs. Skinner and Almeida, represents pro-rated fees received for their service as a Non-Employee Director up to January 27, 2022, the date they ceased serving on the Board. During fiscal 2022, the following directors deferred all of their retainers into DSUs: Dr. Brailer; Ms. Jarrett; Mr. Lederer; Mr. Murphy; and Mr. Skinner.

[2] Represents the grant date (November 1, 2021) fair value determined in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 of the stock grant under the 2021 Omnibus Incentive Plan to each then-serving Non-Employee Director (including any deferred amounts). The number of shares granted was calculated by dividing $200,000 by $47.32, the closing stock price on November 1, 2021. All stock awards are fully vested at the grant date. Amounts for Mr. Almeida and Ms. Schlichting are less than $200,000 because these directors elected to receive the annual equity award in stock, and fractional shares are not issued. All other eligible Non-Employee Directors elected to receive this award in the form of DSUs. The amount for Mr. Skinner was pro-rated to reflect the portion of the 12-month period ended November 1, 2021 during which he served as a Non-Employee Director.

The table below shows DSUs issued under the 2021 Omnibus Incentive Plan and its predecessor plan and the former Walgreen Co. Nonemployee Director Stock Plan held as of August 31, 2022 by each Non-Employee Director who served during the fiscal year. The aggregate number of DSUs accumulated in each Non-Employee Director's account relates to deferrals of cash retainer payments and stock awards, including additional DSUs credited as a result of dividend equivalents earned with respect to the DSUs.

Name	DSUs
José E. Almeida	—
Janice M. Babiak	36,634
David J. Brailer	63,996
William C. Foote	77,461
Ginger L. Graham	49,257
Valerie B. Jarrett	8,510
John A. Lederer	38,945
Dominic P. Murphy	49,483
Nancy M. Schlichting	66,035
Steven J. Shulman	—
James A Skinner	95,624

[3] Amounts reflected in this column for Messrs. Almeida and Skinner represent a $10,000 charitable donation made by the Company in connection with their resignations from the Board.

[4] Messrs. Almeida and Skinner ceased serving on the Board on January 27, 2022. Dr. Brailer resigned from the Board on August 19, 2022. Mr. Shulman was appointed to the Board on January 27, 2022 and resigned from the Board on December 1, 2022.

2023 Non-employee director annual compensation review

The CLP Committee conducted its annual review of our Non-Employee Director compensation program in July 2022. Following that review, the CLP Committee, in consultation with our independent compensation consultant, did not recommend any changes in the compensation program for Non-Employee Directors for fiscal 2023.

Security ownership of certain beneficial owners and management

The following table sets forth information, as of the Record Date (unless otherwise noted), concerning the ownership of our common stock by each person who is known to us to beneficially own more than 5% of our common stock, by each director and director nominee, by each NEO (as defined below), and by all current directors and executive officers as a group. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared power to vote or to direct the disposition of, as well as any shares that such person has the right to acquire within 60 days, including through the exercise of options or other rights. Under these rules, the same shares may be beneficially owned by more than one person if there is shared power to vote and/or shared power to direct the disposition of the shares. Except as otherwise noted, to our knowledge, the persons named possessed sole voting and investment power over such shares, and such shares are not subject to any pledge.

Name[1]	Shares of Common Stock Owned[2]	Options Currently Exercisable or Exercisable Within 60 Days	Total Shares of Common Stock Beneficially Owned[2]	Percent of Class
The Vanguard Group[3]	59,253,434	—	59,253,434	6.9%
BlackRock, Inc.[4]	55,032,519	—	55,032,519	6.4%
State Street Corporation[5]	47,095,044	—	47,095,044	5.5%
Janice M. Babiak[6]	1,200	—	1,200	*
Ornella Barra[2][7]	1,954,250	801,105	2,755,355	*
Inderpal S. Bhandari	—	—	—	*
Rosalind G. Brewer	49,704	118,633	168,337	*
William C. Foote[6]	8,207	—	8,207	*
Ginger L. Graham[6]	2,150	—	2,150	*
Bryan C. Hanson	—	—	—	*
Valerie B. Jarrett[6]	—	—	—	*
James Kehoe	163,745	389,301	553,046	*
John A. Lederer[6]	50,000	—	50,000	*
Dominic P. Murphy[6]	798	—	798	*
Stefano Pessina[8]	145,441,907	1,994,010	147,435,917	17.1%
Nancy M. Schlichting[6]	5,515	—	5,515	*
John Standley	45,702	67,815	113,517	*
All current directors and executive officers as a group (20) individuals	147,694,361	3,415,446	151,109,807	17.5%

* Less than 1% of the Company's outstanding common stock.

[1] Unless otherwise indicated, the business address of each of the identified individuals is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, IL 60015.

(2) Does not include shares underlying restricted stock units ("RSUs") and RSUs credited as dividends on RSUs issued under equity incentive plans that do not vest within 60 days of the Record Date. The table below presents such unvested RSUs separately and, in total with beneficially owned stock, as of the Record Date for each then-serving NEO and current executive officers as a group. Except as set forth in the table below, none of the directors has any RSUs.

Name	Restricted Stock Units	Shares of Common Stock Beneficially Owned	Total
Ornella Barra	85,674	2,755,355	2,841,029
Rosalind G. Brewer	331,166	168,337	499,503
James Kehoe	108,571	553,046	661,617
Stefano Pessina	385,873	147,435,917	147,821,790
John Standley	—	113,517	113,517
All current executive officers as a group (11) individuals	1,227,616	151,041,937	152,269,553

(3) Represents shares beneficially owned as of December 31, 2021, based on a Schedule 13G/A filed on February 10, 2022 by The Vanguard Group. In such filing, The Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355, and indicates that it has shared voting power with respect to 1,157,192 shares, sole dispositive power with respect to 56,280,638 shares, and shared dispositive power with respect to 2,972,796 shares.

(4) Represents shares beneficially owned as of December 31, 2021, based on a Schedule 13G/A filed on February 7, 2022 by BlackRock, Inc. In such filing, BlackRock, Inc. lists its address as 55 East 52nd Street, New York, NY 10055, and indicates that it has sole voting power with respect to 47,580,950 shares and sole dispositive power with respect to 55,032,519 shares.

(5) Represents shares beneficially owned as of December 31, 2021, based on a Schedule 13G/A filed on February 14, 2022 by State Street Corporation. In such filing, State Street Corporation lists its address as State Street Financial Center, 1 Lincoln Street, Boston, MA 02111, and indicates that it has shared voting power with respect to 37,719,736 shares and shared dispositive power with respect to 46,910,838 shares.

(6) Does not include DSUs issued under the 2021 Omnibus Incentive Plan, its predecessor plan and the former Walgreen Co. Nonemployee Director Stock Plan. The table below shows DSUs (including additional DSUs credited as a result of dividend equivalents earned with respect to the DSUs) held separately, and in total with beneficially owned stock, as of the Record Date by each Non-Employee Director who held DSUs. Please note that the ownership of these DSUs by our directors is also reflected above in the section entitled "Director Compensation".

Name	Deferred Stock Units	Shares of Common Stock Beneficially Owned	Total
Janice M. Babiak	42,635	1,200	43,835
Inderpal S. Bhandari	460	—	460
William C. Foote	84,003	8,207	92,210
Ginger L. Graham	55,425	2,150	57,575
Bryan C. Hanson	—	—	—
Valerie B. Jarrett	14,839	—	14,839
John A. Lederer	45,836	50,000	95,836
Dominic P. Murphy	56,355	798	57,153
Nancy M. Schlichting	66,909	5,515	72,424

(7) 1,718,000 shares beneficially owned by Ms. Barra are held of record by OLB Holdings Ltd., which is wholly owned by Ms. Barra.

(8) Based on a Schedule 13D/A jointly filed with the SEC on July 27, 2020 by Alliance Santé Participations S.A. ("ASP"), NewCIP II S.a.r.l. ("NEWCIP II"), and Stefano Pessina and a Form 4 filed with the SEC by Mr. Pessina on November 3, 2022. Such filings indicate that ASP has sole voting power and sole dispositive power with respect to the 144,788,821 shares that it holds directly and of record, that NEWCIP II is the sole shareholder of ASP, and that Mr. Pessina holds 100% voting control over NEWCIP II. Accordingly, each of NEWCIP II and Mr. Pessina may be deemed to be the beneficial owner of the 144,788,821 shares held directly and of record by ASP. In the Schedule 13D/A, the address of both ASP and NEWCIP II is listed as 14, avenue du X Septembre, L-2550, Luxembourg, Grand Duchy of Luxembourg.

As a result of being beneficial owners of more than 5% of our common stock, The Vanguard Group, BlackRock, Inc., and State Street Corporation are currently considered "related persons" under our Related Party Transactions Policy described under the caption entitled "Related Party Transactions" of this Proxy Statement.

Delinquent section 16(a) reports

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our common stock, to file initial reports of ownership and changes in ownership with the SEC. The SEC has established specific due dates for these reports, and we are required to disclose in this Proxy Statement any known late filings or failures to file. Based on a review of Section 16 reports filed electronically with the SEC during our most recent fiscal year and the written representations from our executive officers and directors, we believe that, during fiscal 2022, all such required reports were filed in a timely manner and disclosed all required transactions during fiscal 2022. With respect to fiscal 2023, a Form 4 for John Standley, reporting the sale of shares of common stock to satisfy tax withholding obligations upon the vesting of an RSU award, was not timely filed due to an administrative error.

Executive compensation

Proposal 2

Advisory vote to approve named executive officer compensation



Vote
FOR

What am I voting on?	Stockholders are being asked to approve, on an advisory basis, the compensation of our NEOs as described in the "—Compensation Discussion and Analysis" and "— Executive Compensation Tables and Supporting Information" sections of this Proxy Statement below.
What is the Board's voting recommendation?	The Board recommends a vote **"FOR"** Proposal 2. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.
What is the required vote?	Approval of Proposal 2 requires the affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the matter. If you elect to abstain, the abstention will have the same effect as an "AGAINST" vote on Proposal 2.

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our stockholders have the opportunity to cast an advisory vote to approve the compensation of our NEOs as disclosed pursuant to the SEC's compensation disclosure rules, including the "—Compensation Discussion and Analysis" and "—Executive Compensation Tables and Supporting Information" sections of this Proxy Statement below (a "say-on-pay proposal").

Our executive compensation program incorporates policies and practices designed to be aligned with our long-term goals and strategies and promote responsible pay and governance practices. We believe our executive compensation program appropriately rewards performance and is aligned with the long-term interests of our stockholders. We encourage our stockholders to read the "—Compensation Discussion and Analysis" and "—Executive Compensation Tables and Supporting Information" sections of this Proxy Statement below, which describe the details of our executive compensation program and many of the executive compensation decisions made by the CLP Committee in fiscal 2022.

We value the feedback provided by our stockholders. At the 2022 Annual Meeting, the majority of our stockholders supported our executive compensation program, with approximately **61%** of the votes cast in favor of the say-on-pay proposal. Both prior to the vote and following the vote we conducted extensive outreach with our stockholders, including discussions with many of our institutional stockholders regarding executive compensation, and the CLP Committee and the Board consider the views of our stockholders regarding the design and effectiveness of our executive compensation program.

For a discussion of last year's say on pay vote, see "—Executive Summary—Consideration of Say on Pay and Related Stockholder Feedback" within our Compensation Discussion and Analysis.

Our stockholders are being asked to approve the following resolution at the Annual Meeting:

RESOLVED, that the stockholders approve the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables and the accompanying narrative disclosure, each as set forth in the Company's Proxy Statement for its 2023 Annual Meeting of Stockholders).

As an advisory vote, this Proposal 2 is not binding on us or on the CLP Committee or the Board. However, the CLP Committee and the Board value the opinions expressed by our stockholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding our NEOs.

We currently include say-on-pay proposals in our proxy materials on an annual basis, and it is expected that the next vote on a say-on-pay proposal will occur at our 2024 annual meeting of stockholders (the "2024 Annual Meeting").

Compensation discussion and analysis

This Compensation Discussion and Analysis ("CD&A") describes the material elements of our executive compensation program, practices and processes, focusing in particular on the executive pay decisions for our fiscal 2022 Named Executive Officers ("NEOs") listed below:



Stefano Pessina
Executive Chairman



Rosalind G. Brewer
Chief Executive
Officer ("CEO")



James Kehoe
Executive Vice President
and Global Chief
Financial Officer



Ornella Barra
Chief Operating
Officer, International



John Standley
Former Executive
Vice President and
President, Walgreen
Co. (through
November 1, 2022)

Executive summary

Our company in fiscal 2022

We are an integrated healthcare, pharmacy and retail leader serving millions of customers and patients every day through dispensing medications, improving access to a wide range of health services, providing high quality health and beauty products and offering anytime, anywhere convenience across our digital platforms, with sales of $**132.7** billion in the fiscal year ended August 31, 2022.

We made tremendous progress on our strategic priorities in fiscal 2022. Specifically, we:

- Met or exceeded our strategic goals for fiscal 2022 with respect to the adjusted operating income of our U.S. Retail Pharmacy segment, retail comparable sales growth and retail gross margin, despite a challenging macro environment.
- Accelerated U.S. Healthcare strategy through strategic investments in VillageMD, Shields Health Solutions and CareCentrix.
- Raised the projected three-year savings target under our Transformational Cost Management Program from $3.3 billion to $3.5 billion through fiscal 2024.
- Continued to build a high-performance culture and a winning team by expanding our Executive Committee to operate and structure ourselves as a healthcare company.

The following illustrates some of the Company's other key results for fiscal 2022:

Sales[1]

$132.7B

in fiscal 2022, up year-on-year on a reported and constant currency basis

Reported EPS[1] [2]

$5.01

in fiscal 2022, up from $2.30 in the prior year

Adjusted EPS[1] [2] [3]

$5.04

in fiscal 2022, up year-on-year on a reported and constant currency basis

[1] Results are for WBA continuing operations.

[2] On a diluted basis.

[3] Non-GAAP financial measure. Please refer to Appendix A beginning on page 116 for related definitions and reconciliations to the most directly comparable U.S. GAAP financial measures.

Redesigned compensation philosophy to align with cultural and strategic transformation

In conjunction with the launch of our new consumer-centric healthcare strategy, in fiscal 2022, the Company holistically reassessed its compensation philosophy and executive compensation program to evaluate whether it was aligned with the cultural transformation that the Company has undertaken and reflective of our business strategy to focus on becoming a leader in U.S. healthcare. Many of the changes and decisions discussed in this CD&A, including the modernized compensation philosophy adopted by our CLP Committee, were made recognizing that the Company was at an important organizational inflection point and to align with the Company's strategic and cultural transformation.

Executive compensation

In fiscal 2022, our CLP Committee approved the following compensation philosophy to inspire, drive and retain the talent needed to support our new strategy, as supported by the guiding principles below, to reimagine our core business, develop our healthcare business and drive growth for the Company for years to come.

Philosophy to inspire, drive and retain the talent needed to support our new strategy				
Inspire leaders to champion the Company's strategy, culture and values to drive results and ensure a diverse, inclusive and ethical workplace	Align the interests of our senior executives with those of our stockholders, and reward for the creation of long-term value	Drive and reward individual accountability through both financial and non-financial, including environmental and social, goals	Create a strong linkage between pay and performance through the use of performance-based incentive awards	Provide market competitive reward opportunities designed to attract and retain top talent

OUR WHY	**Our Purpose** Why we exist— our enduring North Star.	**More joyful lives through better health.**
OUR WHAT	**Our Vision** Our tangible, company-wide aspiration for the near-term.	**To be the leading partner in reimagining local healthcare and wellbeing for all.**
OUR HOW	**Our Values** Our shared beliefs and principles that guide our decisions and how we will show up in our day-to-day work.	**Courageous** | **Connected** | **Committed** | **Curious**

Consideration of say-on-pay and related stockholder feedback

At the 2022 Annual Meeting, our say-on-pay proposal received the support of approximately 61% of the votes cast. This represented an improvement over the 47% support received at our 2021 Annual Meeting, but was still well below the over 90% support we averaged for our say-on-pay proposals at our 2018-2020 Annual Meetings.

Our CLP Committee values an open dialogue with our stockholders, and the CLP Committee believes that regular communication with our stockholders and other stakeholders is a critical part of enabling our long-term success. Accordingly, the Company has a regular stockholder engagement program, reaching out to stockholders and regularly bringing their feedback on compensation matters to the CLP Committee and the Board for discussion and consideration.



YEAR-ROUND engagement with stockholders

SUMMER

- Review changes to our largest stockholders' proxy voting policies and perspectives
- Plan for outreach to our largest stockholders and smaller institutional investors with active engagement programs

FALL

- Conduct engagements with our largest investors and smaller institutional investors to discuss corporate governance, executive compensation and ESG initiatives
- Share engagement feedback with our Board and committees, as appropriate, for consideration
- Enhance governance practices and disclosures, as warranted

WINTER/SPRING

- In advance of the annual stockholder meeting, conduct additional engagement with investors as needed/requested and share feedback with the Board and committees
- Hold annual stockholder meeting
- Review feedback from annual stockholder meeting and determine future priorities

In 2021 and 2022, stockholder engagement continued to be a priority of the Board, and particularly of the CLP Committee. Ms. Schlichting, our CLP Committee Chair, along with Mr. Foote, our former Lead Independent Director, personally engaged with many stockholders. From an executive compensation perspective, the CLP Committee was intent on understanding specific stockholder feedback related to our executive compensation program and our 2021 and 2022 say-on-pay votes.

In connection with and following our 2022 Annual Meeting, we reached out to 51 of our largest stockholders, including our largest stockholder, Mr. Pessina, representing approximately 55% of our outstanding shares, with 13 stockholders representing approximately 45% of our total shares outstanding accepting our invitation to share feedback; some investors we contacted either did not respond or confirmed that a discussion was not needed at that time. Members of the Board offered to meet with all stockholders to whom we reached out and participated in all meetings that they were requested to attend. We believe these percentages demonstrate our commitment to stockholder outreach and feedback, especially given the challenges of engaging with retail investors, who make up approximately 24% of our stockholder base.

Outreach



55%
of outstanding shares

Engagement



45%
of outstanding shares

Board Participation



22%
of outstanding shares

Executive compensation

We clearly understood from our engagement process that the primary reason many of our stockholders did not vote to support the say-on-pay proposal stemmed from the use of discretion in our long-term incentive program in fiscal 2020. While stockholders expressed an appreciation for the challenging circumstances of the COVID-19 pandemic, they generally disfavored modifications of long-term awards and requested additional disclosure around the CLP Committee's decisions. In response, we filed supplemental disclosure in January 2022 in advance of our 2022 Annual Meeting, which provided additional information regarding the CLP Committee's rationale for its use of discretion in our fiscal 2020 long-term incentive program and the actions we had already taken in response to stockholder feedback that we had received up to that point. Through both this additional filing as well as our stockholder engagement, we appreciated the opportunity to further explain the timing of our decision-making process and the efforts of the CLP Committee to adopt a balanced approach that recognized actual Company performance and the extraordinary efforts of our team. In recognition that a formulaic program is preferable over discretionary adjustments, and in order to avoid the need to use discretion in the future, the CLP Committee made proactive changes to our target setting and goals as a result of COVID-19. Although these changes were made by the CLP Committee before the 2021 say-on-pay vote, it is important to note that the changes were made with the intent of avoiding circumstances where discretion would be necessary to ensure fair and equitable treatment in the future. Further, our fiscal 2023 long-term incentive program will utilize less discretion than our historical practices, as we have eliminated stock options from our compensation program, along with the discretionary individual adjustment factor that historically applied to these stock option grants.

The Board and the CLP Committee take very seriously the voting results and the feedback received from our stockholders. We believe that the results of the 2021 and 2022 votes on executive compensation were unusual because of the unique circumstances of fiscal 2020 which contributed to the vote results for both 2021 and 2022, as reflected by the high levels of support that the Company had received for our executive compensation programs over the prior three years. In addition, in connection with any potential discretionary decisions in the future, the CLP Committee is committed to (a) basing its decisions on the principles of our compensation philosophy, specifically linking (i) pay to both Company and individual performance and (ii) the interests of our senior executives to the interests of our stockholders; and (b) disclosing key quantitative and qualitative factors considered in reaching its decisions. In the course of our outreach, institutional investors reacted positively to the CLP Committee's commitments regarding positive discretion noted above. We believe our institutional investors were largely satisfied by our responsiveness on this matter and understand the use of discretion was an isolated event, which belief was specifically reinforced in discussions with six of the Company's seven largest stockholders (representing approximately 39% of our outstanding shares) who communicated that they supported our say-on-pay proposal in 2022 and appreciated our responsiveness to our 2021 say-on-pay vote results.

The table below outlines specific feedback and topics discussed during our stockholder engagement efforts in recent years and the actions we have taken in response, or which are responsive to, such feedback under our executive compensation program.

Stockholder Feedback	Responsiveness and Rationale
Concern with absence of cap on cash severance payments	We have adopted a policy whereby going forward, cash severance payments to any executive officer that in the aggregate exceed 2.99 times the sum of such executive's annual base salary and target annual bonus will require stockholder approval.

Concern with the exercise of discretion resulting in an above-target payout for the fiscal 2020 performance shares and the potential exercise of such discretion in the future	• During fiscal 2020, in light of the impact of COVID-19 and to recognize the extraordinary efforts of our executives and broader team members to pivot their efforts to address COVID-19 and to keep our business strategy moving forward, the CLP Committee exercised discretion in the payout of our long-term incentive program based on what it believes was a balanced approach, using objective metrics and recognizing performance prior to the onset of the pandemic.
	
	 • The Board and the CLP Committee understand the concerns raised by stockholders and believe positive discretion should be limited to only extraordinary circumstances. We acknowledge the request from certain proxy advisory firms for the Company to make a bright-line commitment to forbid discretionary adjustments in the future. However, we do not believe it is prudent to permanently restrict our ability to respond to extraordinary and unforeseen circumstances, which could be at odds with our fiduciary obligation. The CLP Committee had not exercised such discretion prior to fiscal 2020 and has no intention of doing so again in the future. In addition, in connection with any potential discretionary decisions in the future, the CLP Committee is committed to the following:
	
	    • the CLP Committee will base its decisions on the principles of our compensation philosophy, specifically linking: (i) pay to both Company and individual performance; and (ii) the interests of our senior executives to the interests of our stockholders; and
	
	    • the CLP Committee will disclose key quantitative and qualitative factors considered in reaching its decisions.
	
	 • We believe our institutional investors were largely satisfied by our responsiveness on this matter, and understand the use of discretion was an isolated event, which belief was specifically reinforced in discussions with six of the Company's seven largest stockholders (representing approximately 39% of our outstanding shares) who communicated that they supported our say-on-pay proposal in 2022 and appreciated our responsiveness to our 2021 say-on-pay vote results.
	
	 • Consistent with our compensation program framework that emphasizes pay and performance, fiscal 2021 and fiscal 2022 payouts under our performance share awards were based on formulaic results.
	
	 • Our fiscal 2023 LTI program will utilize less discretion than our historical practices, as we have discontinued the use of stock options, along with the discretionary individual adjustment factor that historically applied to these grants.

Desire for Company disclosure of forward-looking performance targets for performance share awards	We understand the desire of stockholders to receive this information and must balance the usefulness of disclosure with competitive concerns. At this time, we believe that the disclosure of forward-looking performance goals could result in competitive harm and be detrimental to our operating performance. However, consistent with the approach taken by many of our peer companies, we have committed to retrospectively disclose the financial performance goals and payouts following the completion of the performance period.
Concern with the use of one financial metric in the short-term incentive plan	The CLP Committee included the following three financial metrics for the fiscal 2021 and fiscal 2022 short-term incentive plans: • Adjusted Operating Income (weighted at 65%) • Free Cash Flow (weighted at 25%) • Diversity Equity & Inclusion (weighted at 10%) based on quantitative goals

Executive compensation

Stockholder Feedback	Responsiveness and Rationale
Concern with the use of one financial metric in the performance share portion of the long-term incentive plan	The CLP Committee included the following two financial metrics for the fiscal 2021-2023 and fiscal 2022-2024 performance share portion of the long-term incentive plan: • Adjusted EPS growth (weighted at 70%) • Revenue growth (weighted at 30%)
Concern with lack of a relative performance component in our compensation program	Beginning with the fiscal 2023-2025 performance share program, performance share awards will also be subject to a relative total stockholder return ("rTSR") modifier, pursuant to which the number of shares earned may be adjusted by up to +/- 20% based on the Company's rTSR performance compared to the companies in our executive compensation peer group.
Concern that the existing clawback policy would be difficult to enforce and did not require disclosure of any exercise of the policy	The CLP Committee adopted resolutions that require disclosure of enforcement of the clawback policy with respect to any Section 16 officer, unless the Board or CLP Committee conclude that legal or privacy concerns would prevent such disclosure.

2023 executive compensation program

In furtherance of our efforts to modernize our executive compensation program and align it with our transformation to a healthcare organization, after consulting with internal management and our independent compensation consultant and taking into account stockholder feedback received during our stockholder engagement efforts, the CLP Committee approved a number of changes to the Company's executive compensation program. The combination of the changes are intended to complement each other and support, on a holistic basis, the Company's execution against its strategic operating plan and support the Company's cultural transformation. Specifically, the CLP Committee approved the following changes to the Walgreens Boots Alliance, Inc. Management Incentive Plan (the "MIP") and our long-term incentive compensation program for fiscal 2023:

2023 Management incentive plan

In conjunction with the Company's transformation into a healthcare organization, the CLP Committee determined to reposition the DEI metrics applicable under the MIP beginning in fiscal 2023 to further align with the Company's ESG strategy, which is centered on driving health equity. This new goal will focus on three areas that have an impact on health and disproportionately impact the well-being of underserved communities:

• **Healthy & Inclusive Workplace.** As a leading healthcare company providing localized care in communities across the country, many of which are located in medically underserved areas, our goal is to increase representation of women and people of color among the leadership team in order to bring unique perspectives to bear on our hardest healthcare challenges. This performance goal is intended to increase the representation of those most impacted by health disparities in the decision-making process related to how we deliver care. In addition, a new goal related to increasing representation of people with disabilities provides sustainable work to an underrepresented community, thereby addressing several social determinants of health, including economic instability, social isolation and unemployment. This representation goal serves as a critical talent pipeline to fill jobs in a scarce talent marketplace.

• **Sustainable Marketplace.** This goal is intended to incentivize our senior executives and other employees to source goods and services from enterprises owned by women, people of color, veterans and service-disabled veterans, people with disabilities and LGBTQ+ people. It helps provide financial opportunity to businesses owned by people who are socially or economically disadvantaged, helping to address income and employment challenges that can serve as social determinants of health.

• **Healthy Planet.** We believe climate change poses an imminent threat to human health and the health of our planet. We know that climate change is a contributor to health inequities as extreme weather events and drought contribute to unsafe air and drinking water, and to food insecurity. Our new goals focused on carbon reduction and waste management incentivize our senior executives and other employees to contribute to the creation of a sustainable environment as a way to prevent the exacerbation of pre-existing inequalities.

2023 Long-term incentive compensation program

Following a holistic review of our long-term incentive program, we made several changes which better align our fiscal 2023 design with our revised strategy, our new compensation philosophy and recent competitive market trends:

- **Elimination of Stock Options.** Beginning in fiscal 2023, stock options will no longer be granted as part of our long-term incentive compensation program, and our participating NEOs will instead receive their long-term incentive compensation 50% in the form of performance share awards and 50% in the form of RSUs. This change was made to be better reflective of a mature organization after considering the market trend of reducing the percentage of equity compensation granted in the form of stock options. With this change, the Company's long-term incentive compensation program remains entirely at-risk as the values of both the performance shares and RSUs fluctuate based on our stock price performance and with the vesting of the performance shares subject to pre-established long-term performance objectives. The elimination of stock options also discontinues the associated discretionary individual adjustment factor that applied to these grants historically.
- **Modified Performance Share Award Design.** The performance metrics applicable to the fiscal 2023 performance share awards will, as in fiscal 2022, consist of adjusted EPS growth (weighted 70%) and revenue growth (weighted 30%), but the fiscal 2023 performance share awards will also be subject to a new rTSR modifier, pursuant to which the number of shares earned may be adjusted by up to +/- 20% based on the Company's rTSR performance compared to the companies in our executive compensation peer group over the applicable three-year performance period. The CLP Committee believes that the Company is at an appropriate inflection point in its transformation into a healthcare organization to incorporate an rTSR metric in order to focus leadership on the development of our U.S. Healthcare segment as our growth engine for the future. The CLP Committee believes that measuring rTSR over a three-year period will help measure and reward the extent to which we are successful in the execution of our business strategy and our transformation into a healthcare organization. In addition, beginning in fiscal 2023 and in order to align with the competitive market, the maximum payout for performance share awards was increased from 150% to 200%, with payout to be determined on a formulaic basis against pre-established performance goals. The following graphics illustrate the transition of our performance share program from fiscal 2022 to fiscal 2023:

Fiscal 2022 Performance Share Payout Calculation



Target Award (# of Performance Shares granted) × Achievement Factor: Financial Metrics = Earned Amount (# of Performance Shares)

Fiscal 2023 Performance Share Payout Calculation



Target Award (# of Performance Shares granted) × Achievement Factor: Financial Metrics = Initial Earned Amount (# of Performance Shares) × rTSR Modifier Result = Final Amount (# of Performance Shares)

Pay delivery and performance alignment

The majority of compensation value is delivered to our executives in the form of compensation that is variable and "at-risk" based on performance, as illustrated in the following graphics:

2022 Target Compensation — Rosalind G. Brewer (CEO)


Base Salary
9%
Annual Cash Incentive
19%
Long-Term Equity Incentive
72%
At Risk
91%

2022 Target Compensation — Average of All Other NEOs[(1)]


Base Salary
16%
Annual Cash Incentive
19%
Long-Term Equity Incentive
65%
At Risk
84%

(1) Excludes Mr. Pessina, whose compensation for fiscal 2022 was 100% "at-risk", as described below.

Compensation program best practices

The CLP Committee has adopted a number of commonly-viewed best practices that it believes are consistent with our compensation philosophy and serve the long-term interests of our stockholders. These include the following:

We DO Have This Practice

- ✔ Incentive award goals that are objective and tied to key Company performance metrics
- ✔ A majority of compensation delivered as at-risk compensation in the form of equity-based awards that are tied to stockholder return
- ✔ Beginning with the fiscal 2023 compensation program, performance share awards include a relative TSR performance modifier to link compensation paid to the Company's performance relative to our peer group
- ✔ Robust stock ownership guidelines
- ✔ Policies prohibiting hedging/short sales of stock by directors, executives and senior employees
- ✔ Expanded clawback policy, which allows for the recoupment of compensation in the event of misconduct, fraud, or financial restatement
- ✔ Double-trigger change in control severance for participating NEOs
- ✔ Policy requiring stockholder approval for cash severance payments in excess of 2.99 times sum of annual base salary and target annual bonus
- ✔ Performance share awards generally have a three-year performance period to drive sustainable value and promote retention

We DO NOT Have This Practice

- ✖ Multi-year guarantees for salary increases, nonperformance-based bonuses, or equity compensation
- ✖ Change in control excise tax gross-ups for NEOs
- ✖ Repricing of options without stockholder approval
- ✖ Excessive perquisites
- ✖ Excessive severance and/or change in control provisions
- ✖ Payout of dividends or dividend equivalents on unearned or unvested equity
- ✖ Excessive pension or defined benefit supplemental executive retirement plan
- ✖ A high percentage of fixed compensation

In addition, we actively engaged with stockholders in soliciting input on our executive compensation program. See "Corporate Governance—Board Responsibilities—Stockholder Engagement Program" and "—Consideration of Say-On-Pay and Related Stockholder Feedback" for a description of our stockholder engagement efforts.

Fiscal 2022 executive compensation

Components of our fiscal 2022 executive compensation program

The CLP Committee oversees our executive compensation program, which includes elements designed to support our compensation objectives and reward specific aspects of our financial performance that the Board believes are critical to driving long-term stockholder value in a sustainable manner. The CLP Committee is dedicated to providing a substantial portion of executive compensation as "at-risk" and variable compensation, with between 83% to 91% of the total direct compensation paid to the CEO and the other NEOs tied to Company and individual performance (excluding Mr. Pessina, whose compensation is 100% at-risk).

Annual compensation

The key components of total direct compensation under our fiscal 2022 executive compensation program, and how each supports our compensation objectives are listed below.

Compensation Element	Description	Primary Objectives
Base Salary	• Annual fixed cash compensation	• Provides a form of fixed compensation determined based on individual performance, level of responsibility, experience, internal equity, and competitive pay levels • Supports the attraction and retention of talented executives

Annual Cash Incentive Payments	• Annual cash incentive with payouts, if any, based on Company and individual performance
	• Targets determined at the beginning of the fiscal year
	• Payout decisions made following conclusion of fiscal year based on Company performance
		• Incentivizes performance by linking annual cash compensation to attainment of key short-term performance goals:
		  • by the Company, as measured against annual targets for the following metrics:
		    • adjusted operating income, weighted 65%;
		    • free cash flow, weighted 25%; and
		    • diversity, equity and inclusion, weighted 10%
		  • by the individual, as measured by achievement of specific strategic goals and an assessment of individual performance

Long-term incentive compensation

Element Compensation	Description	Primary Objectives
Performance Shares **50%**	• Long-term incentive award with payout tied to achievement of Company performance over a three-year performance period • Performance targets established at the beginning of the three-year performance period for each year during the performance period, with payout determined by the simple average of the three annual performance periods • Payable in common stock	• Incentivizes performance by linking long-term incentive compensation to performance over three one-year performance periods based on attainment of goals in the following metrics, as well as changes in absolute share price: adjusted EPS growth, weighted 70%, and revenue growth, weighted 30% • Increases executive stock ownership • Facilitates retention and further aligns our executives' interests with those of our stockholders
Stock Options **25%**	• Provides opportunity to purchase stock at the grant date fair market value over a ten-year period from the grant date • Results in value only if stock price increases	• Incentivizes performance by linking realized compensation to the long-term appreciation in stock price • Increases executive stock ownership • Facilitates retention and further aligns our executives' interests with those of our stockholders over a multi-year vesting period
RSUs **25%**	• Long-term incentive award with value fluctuating based on Company stock price performance • Payable in common stock	• Facilitates retention and further aligns interests with those of our stockholders by focusing executives on long-term objectives over a multi-year vesting period, with the value of the award fluctuating based on stock price performance • Increases executive stock ownership

2022 Base salary

Base salary is a key component of executive compensation, both on its own and because annual incentive awards are calculated as a percentage of base salary. In October 2021, the CLP Committee completed its annual review of market data and individual performance in connection with its consideration of base salary adjustments for the NEOs (other than Mr. Pessina). At the conclusion of the review, the CLP Committee approved the base salary increases shown in the table below for the NEOs. The CLP Committee approved an increase in Mr. Standley's base salary from $950,000 to $1.1 million in recognition of his increased responsibilities following the organizational changes we implemented in fiscal 2021 and to further align his compensation both internally and with market practices. Ms. Brewer's annual base salary did not increase as compared to fiscal 2021 as it was established at the time she joined the Company in mid-fiscal 2021 after considering the input of our independent compensation consultant and the level of compensation deemed necessary by the CLP Committee to recruit her to join the Company.

Name	2022 Annual Base Salary[1] ($)	% Increase from 2021
Stefano Pessina	—	—%
Rosalind G. Brewer	1,500,000	—%
James Kehoe	973,930	3.00%
Ornella Barra	1,059,694	2.00%
John Standley	1,100,000	15.79%

[1] Amounts for Ms. Barra, were determined and paid in British Pounds Sterling (with the 2.0% increase noted above), and then converted to U.S. dollars at an exchange rate of approximately £1=$1.30062 (the average exchange rate during fiscal 2022 used by the CLP Committee for purposes of executive compensation decisions).

2022 Annual cash incentive payments

For fiscal 2022, substantially all of our senior executives (including our NEOs other than Mr. Pessina) were eligible to receive an annual cash incentive payment through the MIP. The MIP rewards executives for achieving key financial and non-financial goals at both the Company and individual levels and is intended to align our senior executives' interests directly with our financial goals and leadership behaviors. Under the terms of the MIP, participants are eligible for a formulaic payout, based on their target bonus opportunity and the achievement of the pre-established performance goals. In addition, the MIP includes an individual performance factor, which could result in an incremental increase of the formulaic payout by up to 20% or decrease of as much as 100%, based on a participant's individual performance to allow for the differentiation in payouts based on an assessment of individual performance against broader Company performance goals and objectives.

For the participating NEOs, annual cash incentive payments were calculated as follows:



Earned Base Salary	×	Target Short-Term Incentive Opportunity %	×	Company Performance Against Annual Goals	=	Preliminary Cash Incentive Award Amount
Determined by reviewing: • Internal and market-based peer group benchmarks • Individual performance		Established using: • Market-based peer group benchmarks • Internal calibration		Adjusted Operating Income (65%) Free Cash Flow (25%) Diversity, Equity and Inclusion (10%)		▼ Individual Performance Adjustment ▼ Final Cash Incentive Award Amount

For fiscal 2022, the target cash incentive opportunity for each of the NEOs who participated in the MIP was set considering market practices for each specific role, among other factors. Target percentages were unchanged from fiscal 2021 for the participating NEOs, except for Mr. Standley, whose target MIP reward as a percentage of base salary was increased from 100% to 125% in recognition of his increased responsibilities following the organizational changes we implemented in fiscal 2021 and to further align his compensation with market practices and peers:

Name	2022 Target Bonus (% of Salary)
Stefano Pessina	—%
Rosalind G. Brewer	200%
James Kehoe	125%
Ornella Barra	125%
John Standley(1)	118%

(1) Percentage reflects Mr. Standley's weighted average target bonus opportunity during fiscal 2022.

The CLP Committee approved the use of adjusted operating income, free cash flow, and DEI goals as the metrics for measuring Company and division performance under the fiscal 2022 MIP awards. The CLP Committee believes that this combination of metrics is consistent with our business objectives to both grow our existing business and to generate cash to invest in our future business strategy, as well as drive our DEI objectives which are critical to our Purpose, Vision and Values. The CLP Committee elected to retain the same performance goals as 2021, based on the following rationale:

Executive compensation

Metric	Rationale
Adjusted Operating Income (weighted 65%)[1]	Reflects: • Overall operating performance and profitability • Effective cost management • Operational efficiency and business expansion • Appropriate allocation of resources
Free Cash Flow (weighted 25%)[2]	Reflects: • The opportunity to invest in our key priorities, including innovation • Effective working capital management • Operational efficiency • Appropriate allocation of resources

Diversity, Equity and Inclusion (weighted 10%)	Reflects:
	• Ongoing commitment to a diverse and inclusive workforce, based on the following criteria:
	  • Growth in the number of women in leadership roles (global – weighted at 25% for U.S. and 50% for International)
	  • Growth in the number of People of Color in leadership roles (U.S. – weighted at 25%)
	  • Compliance with diverse slates of candidates (global – weighted at 15% for U.S. and 25% for International)
	  • Compliance with diverse interview panels (global – weighted at 15% for U.S. and 25% for International)
	  • Increase in spend with diverse suppliers (U.S. – weighted at 20%)
	• Financial incentive for leadership behaviors that align with Company values

[1]   Adjusted operating income refers to our operating income, calculated in accordance with accounting principles generally accepted in the United States ("GAAP"), as adjusted to reflect certain specified adjustments and intersegment transfers as approved by the CLP Committee in accordance with the terms of the MIP. The CLP Committee reserves the right to make these adjustments to help ensure that certain items that are deemed non-operating or otherwise out of management's control do not impact payouts in either a positive or negative manner in order to support the program objective of incenting operational performance with respect to key short-term performance goals.

[2]   Free cash flow is defined as net cash provided by (used in) operating activities, as defined for GAAP reporting purposes, less additions to property, plant and equipment, as further adjusted for intersegment transfers and any material unplanned or unknown items as may be approved by the CLP Committee in accordance with the terms of the MIP. The CLP Committee reserves the right to make these adjustments to help ensure that certain items that are deemed non-operating or otherwise out of management's control do not impact payouts in either a positive or negative manner in order to support the program objective of incenting operational performance with respect to key short-term performance goals. This measurement is calculated on a constant currency basis, eliminating the effects of variance to the Company's budget currency rate in manner consistent with internal management reporting.

For Ms. Brewer and our other participating NEOs (other than Mr. Standley), MIP payouts are based on the Company's consolidated performance. The CLP Committee believes this design reinforces the need for collaboration among those executives. Mr. Standley's award was based 70% on the results of the U.S. Retail Pharmacy segment business performance and 30% on our consolidated performance. This balance was intended to align his incentive more heavily with the performance of the business unit he led, while still reinforcing the need for collaboration with the overall corporate objectives.

For fiscal 2022, the adjusted operating income target was set at $5,056 million and $4,303 million for WBA and the U.S. Retail Pharmacy segment, respectively. For fiscal 2022, the free cash flow target was set at $3,040 million for WBA, and $3,861 million in directly controllable free cash flow for the U.S. Retail Pharmacy segment (which excludes corporate interest, taxes and other items outside of segment-level control). The targets were set in relation to our Board approved fiscal 2022 budget and were approved by the CLP Committee in October 2021. Fiscal 2022 targets were generally set below fiscal 2021 targets to reflect the ongoing impact of the COVID-19 pandemic, the increase in reimbursement pressure on the Company's pharmacy business, and investments in the U.S. Healthcare business. The CLP Committee believed that the targets it established were rigorous yet achievable in light of our internal forecast as well as the macroeconomic and industry environments at the time the goals were established in October 2021.

Performance ranges, goals and results

The following tables illustrate the range of payouts that can be earned under the MIP depending on our performance during the fiscal 2022 performance period:

	Company Performance (as a % of weighted target)	Award[1] (as a % of weighted target grant)
Adjusted Operating Income Performance Measure		
Below Threshold	<85%	0%
Threshold	85%	50%
Target	100%	100%
Maximum	≥115%	200%
Free Cash Flow Performance Measure		
Below Threshold	<70%	0%
Threshold	70%	50%
Target	100%	100%
Maximum	≥130%	200%
Diversity, Equity and Inclusion Performance Measure		
Below Threshold	*Payouts generally require year-over-year improvement, and ranges are bespoke to each underlying DEI metric (see below for details)*	0%
Threshold		50%
Target		100%
Maximum		200%

[1] Performance between threshold and target, or between target and maximum, will earn award on an interpolated basis between 50% and 100% or between 100% and 200%, respectively.

The following tables set forth the threshold, target and maximum goals, as well as actual results for fiscal 2022:

WBA Performance[1]

	Adjusted Operating Income ($ in millions)	Free Cash Flow ($ in millions)	Diversity, Equity and Inclusion[2]
Threshold	$ 4,297	$ 2,128	
Target	$ 5,056	$ 3,040	
Maximum	$ 5,814	$ 3,952	See details in table below
Result	$ 5,340	$ 2,799	
% Achievement	106%	92%	
% Payout[3]	136%	74%	
Metric Weighting	65%	25%	10%
Total Weighted Payout %	88.4%	18.5%	11.8%
Total WBA Payout: 119%			

[1] WBA performance applies to all bonus eligible NEOs, except it is weighted at 30% for Mr. Standley.

[2] Please see the table that follows for additional detail on DEI performance.

[3] As described herein, these payout levels reflect certain specified adjustments approved by the CLP Committee under the terms of the MIP.

U.S. Retail Pharmacy Segment Performance[1]

	Adjusted Operating Income ($ in millions)	Free Cash Flow ($ in millions)	Diversity, Equity and Inclusion
Threshold	$ 3,658	$ 2,703	
Target	$ 4,303	$ 3,861	
Maximum	$ 4,949	$ 5,019	See details in table below
Result	$ 4,393	$ 3,258	
% Achievement	102%	84%[2]	
% Payout[3]	121%	79%	
Metric Weighting	65%	25%	10%
Total Weighted Payout %	78.65%	19.75%	11.8%
Total U.S. Segment Payout: 110%			

[1] U.S. Retail Pharmacy segment performance is weighted at 70% for Mr. Standley.

[2] As described in more detail in the paragraph following these tables, this U.S. Retail Pharmacy segment metric includes a qualitative component tied to quality and consistency of free cash flow delivery (weighted at 30% of this metric), which contributed to this achievement level.

[3] As described herein, these payout levels reflect certain specified adjustments approved by the CLP Committee under the terms of the MIP.

WBA and Walgreens DEI Performance

	% Increase in Women Leadership	% Increase in People of Color[1]	Compliance with Diverse Interview Panels and Slates of Candidates	Diverse Supplier Spend ($ in millions)
Threshold	34.6%	21.6% (9.6% HL/BAA)	100%	$521.5
Target	37.9%	23.7% (10.8% HL/BAA)	100%	$ 625
Maximum	40.9%	25.7% (12% HL/BAA)	100% of all panels and slates are 50% diverse	$ 729
Result	35.9%	28.7% (11.4% HL/BAA)	100%	$625.4
% Payout	73%	200%	100%	100%
Metric Weighting	25%	25%	30%	20%
Total Weighted Payout %	18.25%	50%	30%	20%
Total U.S. DEI Metric Payout: 118%				

[1] "HL" = Hispanic or Latino; "BAA" = Black or African American.

The CLP Committee retains the right under the terms of the MIP to modify the results of our financial metrics to exclude the impacts, both positive and negative, resulting from unusual, unplanned or unpredictable events. For fiscal 2022, these consisted of adjustments to adjusted operating income and free cash flow results relating to the impact of the VillageMD transaction (which was not contemplated the original fiscal 2022 budget), and an adjustment to free cash flow to exclude certain legal and regulatory payments and settlements that are related to historical periods.

When targets were set in October 2021, the CLP Committee agreed that divisional free cash flow, which was used for a portion of Mr. Standley's bonus, would be evaluated on divisional, directly controlled free cash flow (quantitative weighted at 70%) and quality and consistency of free cash flow delivery (weighted at 30%). This decision was intended to tie the divisional bonus to the free cash flow actually controlled by the division.

Individual performance

In order to improve our ability to link pay and performance for our senior executives, including each of the NEOs participating in the MIP, when the fiscal 2022 MIP performance design components were approved in October 2021, the CLP Committee retained the authority to adjust cash incentive award payments by up to 120% of the formula-driven MIP payout levels (subject to an aggregate maximum of 200% of target) or down to 0% of target. The CEO was given authority by the CLP Committee to recommend to the CLP Committee adjustments for participants other than herself. In October 2022, the CLP Committee evaluated detailed summaries of individual NEO performance achievements against broader Company performance goals and objectives. Based on such review, the CLP Committee did not adjust the formulaic MIP payouts for any of the participating NEOs.

Payouts for fiscal 2022 performance

Fiscal 2022 cash incentive payments to our NEOs were as follows:

Name	2022 Cash MIP Award Eligible Salary[1] ($)	2022 Target Cash MIP Award (% of Salary)	2022 Target Cash MIP Awards[1] ($)	Company Performance (% of Target)	Individual Performance Adjustment	2022 Cash Incentive Award Payment[1] ($)
Stefano Pessina	$ —	—%	$ —	—%	—%	$ —
Rosalind G Brewer	$1,500,000	200%	$3,000,000	119%	100%	$3,570,000
James Kehoe	$ 969,202	125%	$ 1,211,503	119%	100%	$1,441,689
Ornella Barra	$1,056,231	125%	$ 1,320,289	119%	100%	$1,571,144
John Standley	$1,059,592	118%[2]	$ 1,246,346	113%[3]	100%	$1,404,632

[1] Amounts for Ms. Barra were determined and paid in British Pounds Sterling and converted to U.S. Dollars at an exchange rate of approximately £1.30062 (the average exchange rate during fiscal 2022 used by the CLP Committee for purposes of executive compensation decisions).

[2] Percentage reflects Mr. Standley's weighted average target bonus opportunity during fiscal 2022.

[3] Mr. Standley's bonus was based 70% on the performance of the U.S. Retail Pharmacy segment (110%) and 30% on the performance of WBA (119%) resulting in total weighted performance as a percentage of target of 113%.

2022 Long-term incentive compensation

The Company maintains a long-term incentive compensation program that is intended to further align our executives' interests with those of our stockholders. Long-term incentive compensation is granted annually under the 2021 Omnibus Incentive Plan.

The fiscal 2022 targeted mix and grant levels for the participating NEOs are set forth below, which did not change as compared to fiscal 2021 for the then-serving NEOs. As previously disclosed, the CLP Committee determined to increase the target value of Ms. Brewer's long-term incentive compensation from $11.0 million as set forth in her offer letter to $11.5 million in recognition of the excellent progress she made in leading the transformation of the Company during her first six months in her role as CEO.

NEO	Stock Options	RSUs	Performance Shares	Target Value ($)
Rosalind Brewer	25%	25%	50%	$ 11,500,000
James Kehoe[1]	25%	25%	50%	$ 4,500,000
Ornella Barra	25%	25%	50%	$ 4,500,000
John Standley[1]	25%	25%	50%	$ 4,000,000

[1] The amounts reflected for Messrs. Kehoe and Standley do not reflect the impact of the 110% individual performance factor applicable to their fiscal 2022 stock option awards, as described below.

The targeted equity mix used for fiscal 2022 was chosen in order to further align the Company's long-term incentive design with market practices and our business objectives, while continuing to align our leaders' interest with those of the stockholders.

2022 Performance share awards

In October 2021, the CLP Committee approved the use of adjusted EPS growth (weighted 70%) and revenue growth (weighted 30%) for the fiscal 2022-2024 performance period as the metrics for measuring performance for purposes of the performance share awards. The CLP Committee believes that this combination of metrics, along with the metrics in the annual cash incentive program, strikes an appropriate balance with respect to incenting top-line growth, profitability, cash flow generation and important non-financial business imperatives. These metrics were selected based on the following reasons:

Metric	Rationale
Adjusted EPS Growth (weighted 70%)[1]	• Correlates with long-term stockholder value creation • Key indicator of sustainable, long-term profitability • Operational efficiency • Appropriate allocation of resources
Revenue Growth (weighted 30%)[2]	• Focus on increasing revenue in our base business and growing new revenue streams • Key indicator of growth of the business • Appropriate allocation of resources and investments

[1] "Adjusted EPS Growth" means GAAP diluted net EPS annual growth, as adjusted for acquisition-related amortization, LIFO inventory accounting, cost transformation expenses, asset impairments, acquisition-related costs, and any material unplanned or unknown items in accordance with the Company's Non-GAAP financial measures policy maintained by the Global Controllership as well as any material unplanned or unknown items as may be approved by the CLP Committee in accordance with the 2021 Omnibus Incentive Plan, measured based on three one-year periods, with payouts determined based on the simple average of the formulaic achievement during the three one-year periods. As with adjusted operating income, the CLP Committee reserves the right to modify our adjusted EPS to help ensure that certain items that are non-operating or otherwise out of management's control do not impact payouts in either a positive or negative manner in order to incent operational performance.

[2] "Revenue Growth" means the Company's year-over-year percent change in revenue as calculated under GAAP. Revenue is calculated on a constant currency basis, eliminating the effects of variance to the Company's three-year plan currency in a manner consistent with internal management reporting. Further, revenue is calculated on a basis that normalizes for changes in average wholesale price and generic utilization within the U.S. reporting segment relative to the corresponding three-year plan assumption, so as to eliminate the effects of these variables which may skew revenue in a way that is inconsistent with underlying business performance. As with adjusted EPS growth, the CLP Committee reserves the right to adjust revenue to help ensure that certain items that are non-operating or otherwise out of management's control do not impact payouts in either a positive or negative manner in order to incent operational performance.

For the participating NEOs, results will be based on our consolidated Company performance, which the CLP Committee believes reinforces the need for collaboration among the executive leadership team. The 2022-2024 plan targets were set in relation to our Board approved three-year financial plan for the period and were approved by the CLP Committee in October 2021. The CLP Committee believed that the targets it established were rigorous yet achievable in light of our internal forecast as well as the macroeconomic and industry environments at the time the goals were established in October 2021.

The following table illustrates the range of performance shares that can be earned under these awards depending on our performance during the fiscal 2022-2024 performance period. We do not disclose specific forward-looking performance targets for our performance share awards as the disclosure could result in competitive harm and be detrimental to our operating performance. However, following the completion of the performance period, we retrospectively disclose the performance goals and payouts for our completed performance cycles (such as for the 2020-2022 cycle, as described in more detail below).

Performance Measure	Company Performance (as a % of weighted target)	Performance Shares Earned[1] (as a % of weighted target grant)
Adjusted EPS Growth		
Below Threshold	<10 percentage points below growth target	0%
Threshold	10 percentage points below growth target	50%
Target	at growth target	100%
Maximum	≥10 percentage points above growth target	150%
Revenue Growth		
Below Threshold	<5 percentage points below growth target	0%
Threshold	5 percentage points below growth target	50%
Target	at growth target	100%
Maximum	≥5 percentage points above growth target	150%

[1]   Performance between threshold and target, or between target and maximum, will earn performance shares on a straight line interpolated basis between 50% and 100% or between 100% and 150%, respectively.

2022 Stock option grants

Stock options are viewed as performance-based incentive compensation by the CLP Committee as they provide no realizable value to recipients if our share price does not increase from the grant date. As in prior years, the CLP Committee recognized individual performance through the application of an individual performance factor. The individual performance factor is based on such individual's performance during the prior year, which could result in an incremental increase or decrease in the target economic value of the stock options granted to such individual. At the end of fiscal 2021, Ms. Brewer conducted an evaluation of the contribution of each member of the management team in the areas of strategy, leadership and operating performance as it relates to our long-term goals. Based on such assessment, Ms. Brewer recommended to the CLP Committee individual increases of 10% over the target number of stock options to be granted in November 2021 to each of Messrs. Kehoe and Standley.

Our 2022 stock options vest in approximately one-third increments on each of the first, second and third anniversaries of the November 1, 2021 grant date, and have a ten-year term.

2022 Restricted stock unit grants

Given the volatile nature of the stock market, RSUs are included as a component of the Company's executive compensation program as the CLP Committee believes that it is important for retention to have a portion of long-term incentives that is not tied to the achievement of performance goals or future stock price appreciation but still at-risk with the value fluctuating based on changes in stockholder value. RSUs also assist in attracting and retaining talented executives.

Our 2022 RSUs vest in approximately one-third increments on each of the first, second and third anniversaries of the November 1, 2021 grant date.

Payout of 2020-2022 performance shares

In November 2019, performance shares were granted to our then-serving senior executives for the fiscal 2020-2022 performance period. The performance shares had a performance period of September 1, 2019 through August 31, 2022 and were contingent on the Company achieving its three-year cumulative adjusted EPS goals. The fiscal 2020-2022 target was set in relation to our Board approved three-year financial plan for the period and was approved by the CLP Committee in October 2019. The goals were designed to be challenging but achievable for the three-year performance period in light of our internal forecast as well as the macroeconomic and industry environments at the time.

The following chart sets forth the financial performance measure, performance period, performance goals and corresponding payouts as a percentage of the target performance share opportunity for the fiscal 2020-2022 performance share cycle:

Performance Measure	Performance Level	Fiscal 2020-2022 Goal[1] ($)	Performance (as a % of Target)	% of Performance Shares Earned[2]
Cumulative Adjusted EPS	Below Threshold:	<14.19	<90%	0% of target grant
	Threshold:	14.19	90%	50% of target grant
	Target:	15.77	100%	100% of target grant
	Maximum:	17.35	110%	150% of target grant

[1] As discussed in our fiscal 2020 and fiscal 2021 proxy statements and supplemental filings, the goal for the three-year performance period was adjusted in 2020 to reflect the impacts of COVID-19 on the three-year plan.

[2] Performance between threshold and target, or between target and maximum, will earn performance shares on a straight line interpolated basis between 50% and 100% or between 100% and 150%, respectively.

The achievement over the three-year period was $16.83, or 106.7% of the goal resulting in a formulaic payout of 133.5% of target. These results reflect permitted adjustments under the plan relating to mergers, acquisitions and other transactions during the cycle that were not contemplated in the originally approved targets. Consequently, the CLP Committee approved the resulting performance share vesting levels for the NEOs who received such performance shares as follows: Mr. Pessina, 204,441 shares; Mr. Kehoe, 57,498 shares; and Ms. Barra, 57,498 shares.

Kehoe CEO transition RSUs

As previously disclosed, in May 2021, Mr. Kehoe was granted a special performance-based RSU award as his role was deemed critical to the organization during the fiscal 2021 CEO transition (the "CEO Transition RSUs"). This award was intended to provide an incentive to Mr. Kehoe to drive the performance and success of our business during this transitional period. The CEO Transition RSUs were scheduled to vest 50% on each of May 1, 2022 and 2023, subject to Mr. Kehoe's achievement of the following performance goals over the course of 2022 and 2023:

- Successful launch of the healthcare business model, in partnership with the healthcare leadership team;
- Achievement of publicly disclosed cost transformation goals;
- Successful completion of the Finance for the Future transformation program; and
- Increasing the diversity of global finance leadership team (VP and above).

In April 2022, the CLP Committee certified the achievement of the performance goals applicable to the first 50% portion of the CEO Transition RSUs, and this portion subsequently vested on May 1, 2022. The remaining 50% portion of the CEO Transition RSUs that is scheduled to vest in May 2023 is subject to Mr. Kehoe's continued employment and the achievement of the aforementioned performance goals, with the ultimate value of the award fluctuating based on stock price performance.

Executive chairman compensation

The CLP Committee believes (after consulting with our independent compensation consultant) that providing Mr. Pessina with substantially all of his compensation (other than certain limited perquisites, as described elsewhere in this CD&A) in the form of RSUs is appropriate and closely aligns his compensation with the interests of our stockholders. The CLP Committee also believes (after consulting with our independent compensation consultant) that the total amount of Mr. Pessina's compensation package is competitive with median market practices for executive chairs of general industry companies with a similar size and complexity (as measured by revenue and market capitalization), and is appropriate given his impact on the Company and in light of his performance in the role.

For fiscal 2022, in consideration for his service as Executive Chairman, the CLP Committee granted Mr. Pessina an RSU award equal in total economic value to $8 million. The number of RSUs granted was determined by dividing the grant value by the average closing price for our common stock over the last 30 trading days of fiscal 2021, which was $47.95. This award will vest on third anniversary of the grant date and is subject to forfeiture or full or pro-rated accelerated vesting in certain circumstances, including if Mr. Pessina ceases to serve on the Board (subject to certain exceptions). In addition to the three-year vesting period, this RSU award also included a fiscal 2022 adjusted operating income performance goal, the achievement of which was certified by the CLP Committee in October 2022. For a discussion of the circumstances related to forfeiture or to full or pro-rated accelerated vesting of Mr. Pessina's outstanding awards, see "Executive Compensation Tables and Supporting Information—2022 Potential Payments Upon Termination or Change in Control" below.

Name	Total Dollar Value of RSU Award	Number of RSUs	Aggregate Grant Date Fair Value of RSU Award*
Stefano Pessina	$8,000,000	166,840	$7,894,869

* This value is less than the target economic value approved by the CLP Committee due to the difference in the average share price used to determine the number of shares ($47.95) and the stock price on the date of grant ($47.32).

Retirement and other benefits

Retirement plans and program

The primary retirement program applicable to our U.S. employees is a tax-qualified 401(k) Retirement Savings Plan (the "401(k) Plan"). The retirement benefits available for the Company's executive officers under the tax-qualified 401(k) Plan are the same as those available for other eligible employees.

The Company also has a non-qualified supplemental retirement plan, the Walgreens Boots Alliance, Inc. Executive Retirement Savings Plan ("Executive Deferred Plan"), pursuant to which participants receive Company contribution credits that cannot be made due to tax law limitations and may elect to defer portions of their annual base salary and/or short-term incentive awards. Additional information regarding the Executive Deferred Plan is provided under "—Executive Compensation Tables and Supporting Information—2022 Nonqualified Deferred Compensation."

In lieu of further participation in any defined contribution plan, Ms. Barra receives a pension supplement of 40% of base salary, consistent with relevant market practice at the time of implementation.

Perquisites

We provide our NEOs and other senior executives with perquisites and other personal benefits that we believe are non-excessive and competitive with those offered by companies comparable to us. In April 2022, in consultation with our independent compensation consultant, the CLP Committee conducted a review of these perquisites and other personal benefits and determined that they remained generally consistent with relevant market practice. The aggregate reported value of our CEO Ms. Brewer's perquisites and other personal benefits were higher in fiscal 2022 than in fiscal 2021. This increase was primarily due to certain security-related services that were provided to Ms. Brewer in fiscal 2022. A third-party security provider recommended these benefits, noting that these security services were appropriate and necessary to protect Ms. Brewer in line with her risk exposure. For additional details, see the discussion below and the "—Executive Compensation Tables and Supporting Information" section of this Proxy Statement.

Aircraft Usage. Pursuant to our guidelines for aircraft usage, we permit the personal use of our aircraft by each of Ms. Brewer and Mr. Pessina. We also allow the partner or spouse of each, as applicable, to accompany the executive on such personal trips (in addition to accompanying him or her on business trips). In limited circumstances, pre-approved personal use of our aircraft by other senior executives is also permitted.

During fiscal 2021, the Company hired an outside security provider to perform a comprehensive security assessment with respect to Ms. Brewer. Based on its security assessment, the outside security provider recommended certain home security services be provided to Ms. Brewer and that Ms. Brewer use corporate aircraft for all business and personal travel. Accordingly, the Company pays for certain security services for Ms. Brewer and her use of corporate aircraft for all personal travel. Because the Company believes it is in the best interests of the Company and its stockholders to protect Ms. Brewer against possible security threats to her and her family members, the Company requires that Ms. Brewer accept such personal security protection. The Company also believes that the costs of this security are appropriate and necessary. Although the Company does not consider Ms. Brewer's required use of corporate aircraft for security purposes to be a perquisite or other personal benefit for the reasons described above, the Company has reported the costs related to the use of the corporate aircraft for personal travel in the "2022 All Other Compensation Table" under "—Executive Compensation Tables and Supporting Information" below.

The CLP Committee has authorized Mr. Pessina during the time he serves as Executive Chairman to use corporate aircraft without requiring reimbursement for up to 20 flight hours per year for personal travel. To the extent Mr. Pessina's use of corporate aircraft for personal travel exceeds the number of hours per year allowed by the CLP Committee without reimbursement, Mr. Pessina is required to reimburse the Company, pursuant to an aircraft time-sharing agreement consistent with Federal Aviation Administration regulations, an amount intended to approximate the Company's incremental cost of such travel.

Occasionally, an executive's spouse or other guests may accompany the executive on corporate aircraft when the aircraft is already scheduled for business purposes and can accommodate additional passengers. In those cases, there is no additional aggregate incremental cost to the Company and, as a result, no amount associated with such use is reflected in the "2022 All Other Compensation Table" under "—Executive Compensation Tables and Supporting Information" below.

Relocation and Related Benefits. Executive officers are eligible for certain relocation and related benefits if they are assigned to work in a country that is not their "home country" or are otherwise requested to relocate for their role (as defined in the applicable policies). Ms. Brewer received relocation benefits in fiscal 2022 in connection with these policies.

Other. We provide limited additional perquisites and other personal benefits to our NEOs and other senior executives, including an annual medical examination, limited reimbursement of health club dues, long-term disability, life insurance and personal accident insurance, preferred flight status with certain airline programs, and tax preparation services for executives with tax obligations in multiple countries. During fiscal 2022, following a review of our perquisites and other benefits and after consulting with our independent compensation consultant, in order to align with the competitive market, the CLP Committee approved a financial planning and tax preparation benefit for our Section 16 executive officers (excluding the Global Controller and Chief Accounting Officer), including our NEOs. The benefit provides reimbursement of up to $20,000 for Ms. Brewer and $16,000 for our other NEOs of the costs incurred for qualifying financial planning and tax preparation services. The perquisites and other benefits we provided to our NEOs during fiscal 2022 are further quantified in the footnotes in the "2022 Summary Compensation Table" under "—Executive Compensation Tables and Supporting Information" below.

Employment and separation arrangements

For U.S.-based executives, we generally execute an offer of employment before an executive joins the Company. This offer describes the basic terms of the executive's employment, including his or her start date, starting salary, annual incentive target, long-term incentive award target and perquisites. The terms of the executive's employment are based thereafter on sustained good performance rather than contractual terms, and the Company's policies, such as the Executive Severance and Change in Control Plan, will apply as applicable. Under certain circumstances, the Company also recognizes that special arrangements with respect to an executive's employment may be necessary or desirable.

Ms. Barra, who was employed by Alliance Boots or one of its subsidiaries prior to the closing of Walgreen Co.'s acquisition of the remaining 55% interest of Alliance Boots on December 31, 2014, has an employment agreement from such time. Formal employment agreements are a competitive market practice in Monaco, where Ms. Barra was a resident when she entered into her employment agreement.

Ms. Barra's agreement provides for a 12-month notice period prior to termination of employment by either Ms. Barra or us, subject to certain exceptions set forth in the agreement. We also provide, at our expense, annual tax advice from external tax advisors relating to U.S. and UK tax returns in relation to Ms. Barra's employment with us.

Severance and change in control plan

Severance Benefits. We maintain the Walgreens Boots Alliance, Inc. Executive Severance and Change in Control Plan (the "Severance and CIC Plan"). The CLP Committee believes it is appropriate to provide executives with the rewards and protections afforded by the Severance and CIC Plan. The Severance and CIC Plan reduces the need to negotiate individual severance arrangements with departing executives and protects our executives from termination for circumstances not of their doing. The CLP Committee also believes the policy promotes management independence and helps retain, stabilize and focus the executive officers in the event of a change in control.

The Severance and CIC Plan provides eligible executives certain severance benefits (a) upon an involuntary termination by us at any time (other than for cause or upon death or disability, as those terms are defined in the Severance and CIC Plan) or (b) within one year following a "change in control," upon an involuntary termination not for cause, death or disability, or upon a voluntary termination for "good reason" (as those terms are defined in the Severance and CIC Plan). The Severance and CIC Plan also contains a double-trigger feature with respect to a change in control, meaning that the Severance and CIC Plan requires both a change in control and a qualifying termination of employment within one year following the change in control in order to receive severance benefits. If the payments and benefits to a participant under the Severance and CIC Plan would subject the participant to an excise tax, then such payments will be reduced by the minimum amount necessary to avoid such excise tax, but only if such reduction will result in the participant receiving a higher net after-tax amount.

Ms. Brewer and Mr. Kehoe are the only continuing NEOs who are currently eligible for benefits under the Severance and CIC Plan, as Mr. Pessina, as Executive Chairman, is not eligible for participation in the Severance and CIC Plan, and Ms. Barra would receive benefits pursuant to her employment agreement in lieu of benefits under the Severance and CIC Plan. Mr. Standley ceased serving as Executive Vice President and President, Walgreen Co. as of November 1, 2022 and will receive severance benefits pursuant to the terms of the Severance and CIC Plan.

Ms. Brewer's and Mr. Kehoe's potential benefits under the Severance and CIC Plan, Ms. Barra's potential benefits under her employment arrangements and the severance benefits to be received by Mr. Standley in connection with his separation in November 2022 are described under "—Executive Compensation Tables and Supporting Information—2022 Potential Payments upon Termination or Change in Control."

Cash Severance Policy. After considering stockholder feedback, in October 2022, the CLP Committee adopted a policy requiring the Company to seek stockholder approval of any future severance arrangements that provide for cash severance payments to any senior executive that in the aggregate exceed 2.99 times the sum of such executive's annual base salary and target annual bonus.

Executive compensation corporate governance

Our executive compensation philosophy

Our CLP Committee believes that our executive compensation program should reward actions and behaviors that support our cultural transformation and business strategy. In conjunction with the launch of its new consumer-centric healthcare strategy, in fiscal 2022, the Company reassessed its compensation philosophy and executive compensation program to evaluate whether it was aligned with the cultural transformation that the Company has undertaken and reflective of the Company's business strategy to focus on becoming a leader in U.S. healthcare. In fiscal 2022, our CLP Committee approved the following compensation philosophy to inspire, drive and retain the talent needed to support our new strategy, as supported by the guiding principles below, to reimagine our core business, develop our healthcare business and drive growth for the Company for years to come.

Philosophy to inspire, drive and retain the talent needed to support our new strategy

Inspire leaders to champion the Company's strategy, culture and values to drive results and ensure a diverse, inclusive and ethical workplace	Align the interests of our senior executives with those of our stockholders, and reward for the creation of long-term value	Drive and reward individual accountability through both financial and non-financial, including environmental and social, goals	Create a strong linkage between pay and performance through the use of performance-based incentive awards	Provide market competitive reward opportunities designed to attract and retain top talent

OUR WHY	**Our Purpose** Why we exist— our enduring North Star.	**More joyful lives through better health.**
OUR WHAT	**Our Vision** Our tangible, company-wide aspiration for the near-term.	**To be the leading partner in reimagining local healthcare and wellbeing for all.**
OUR HOW	**Our Values** Our shared beliefs and principles that guide our decisions and how we will show up in our day-to-day work.	**Courageous** / **Connected** / **Committed** / **Curious**

Compensation decision-making

As illustrated in the table below, our CEO Ms. Brewer reviews annually the performance and pay level of each of our "senior executives" (i.e., certain Senior Vice President level executives and above), develops recommendations concerning the compensation of each senior executive and presents those recommendations to the CLP Committee. The CEO does not make any recommendation concerning her own compensation.

While the CLP Committee considers the input of our CEO and management in the compensation decision-making process, the CLP Committee is responsible for overseeing our executive compensation program, which includes our annual cash incentive and long-term equity compensation programs as well as our retirement and other benefit programs and practices. The CLP Committee considers all elements of the program in total, as well as individual performance, Company-wide performance and internal equity and market compensation considerations, when making executive compensation-related decisions.

Market Review	Internal Review	Pay Decisions

• Performed by independent compensation consultant
• Considers peer pay practices
• Influences program design
• Provides benchmarking for senior executive roles
	• CEO evaluates performance
	• CEO and management review market data and internal comparable roles
	• CEO recommends to the CLP Committee program changes and any pay adjustments
		• CEO and management recommend to the CLP Committee any program changes to align with business objectives
		• CEO recommends pay adjustments
		• CLP Committee carefully considers:
		  • Historical and current market practices,
		  • Internal equity issues, and
		  • Established market trends
		• CLP Committee approves any program and pay changes

Competitive market review

The CLP Committee considers market pay practices from the peer group below when setting executive compensation to assess the overall competitiveness and reasonableness of the Company's executive compensation program. The CLP Committee generally sets target total direct compensation at rates that result in median market levels when compared to our peer group. The actual positioning of target total direct compensation relative to the median varies based on each senior executive's experience and skill set.

The composition of our peer group used to assess the competitiveness of our executive compensation program is reviewed annually by the CLP Committee and is updated as deemed appropriate by the CLP Committee in consultation with our independent compensation consultant. In evaluating companies for inclusion in our peer group, the CLP Committee considers, among other factors, revenue size, industry and the peer groups of our closest competitors. The CLP Committee believes that our peer group appropriately reflects the industries and markets in which we compete for executive talent, and it includes companies in both the retail and healthcare industries. The CLP Committee also considers companies of similar global size, while balancing the need to have a peer group comprised of a sufficiently large number of companies so as to be able to derive meaningful insights and observations.

Set forth below is our fiscal 2022 peer group, which was the same peer group used for fiscal 2021 compensation decisions:

Cardinal Health	CVS Health	Kroger	Mondelez	Target
Cigna	Elevance Health[1]	McDonald's	PepsiCo	United Health
Coca-Cola	Humana	McKesson	Pfizer	Wal-Mart
Costco	Johnson & Johnson	Medtronic	Procter & Gamble	

[1] In June 2022, peer company Anthem Inc. was formally rebranded as Elevance Health.

For the respective companies' most recently completed fiscal year for which data was available prior to the setting of fiscal 2022 compensation in October 2021, we were at the 64th percentile of our peer group in terms of revenue reported and the 13th percentile of our peer group in terms of market value. After the review of peer group data, the CLP Committee establishes base salary adjustments, annual cash incentive awards and long-term incentive awards, as applicable, for the NEOs and our other senior executives.

Role of the compensation consultant

As noted above, the CLP Committee has engaged Mercer as its independent compensation consultant. Among other matters, the CLP Committee uses Mercer to provide information regarding market compensation practices and trends and to advise the CLP Committee on Non-Employee Director and executive compensation decisions, particularly with respect to our CEO and Executive Chairman. A representative of Mercer meets regularly with the CLP Committee and, as needed, has access to the CLP Committee and its Chair during and between regularly-scheduled meetings.

We also engage Mercer to serve as the executive compensation consultant to our management team. The CLP Committee has reviewed and considered the relevant factors specified under SEC and Nasdaq rules regarding our relationship with Mercer and, based upon this review, has concluded that the advice it receives from Mercer is and was objective and is and was not influenced by any relationships Mercer or its affiliates may otherwise have with our management team, the Board, the Company or its subsidiaries. See "Corporate Governance—Board Committees and Meetings—Independent Compensation Advisor" above for more information regarding our relationship with Mercer and its affiliates.

Compensation risk oversight

In October 2022, the CLP Committee retained our independent compensation consultant to conduct a risk review of our compensation programs and assess whether any of our incentive compensation plans, either individually or in the aggregate, would encourage our executives or employees to undertake unnecessary or inappropriate risks that were reasonably likely to have a material adverse impact on us. The CLP Committee reviewed this external risk assessment of our incentive compensation plans and considered several factors, including the various design elements of our incentive plans, the impact of our leadership and culture and the presence of risk—mitigating controls.

As part of these assessments, our management and the CLP Committee, as well as our independent compensation consultant, evaluated those plans that were identified as having the potential to deliver a significant amount of compensation, which included the short-term and long-term incentive programs described elsewhere in this CD&A.

In agreement with the overall findings of the 2022 risk assessment conducted by our independent compensation consultant, the CLP Committee thereafter concluded that it was not reasonably likely that risks arising from our compensation policies and practices would have a material adverse effect on us due to a variety of factors. In reaching this conclusion, the CLP Committee considered the following:

- Our compensation programs are designed to provide a mix of both fixed and variable incentive compensation;
- Our compensation programs are balanced between a variety of different measures, and both short-term and long-term incentives are designed to reward execution of our short-term and long-term corporate strategies;
- We allocate compensation among base salary, annual cash incentives, and long-term incentives, such as performance shares and RSUs, that include both time of service and performance-based criteria;
- The annual cash incentive component involves cash-based plan awards with payouts tied to the achievement of pre-established Company-wide financial and individual performance objectives;
- Long-term incentive compensation includes components that are paid based on results averaged out over a number of years and that vest over an extended period;
- Executives are required to own a specified level of shares in order to comply with the stock ownership guidelines described in "Stock Ownership Guidelines" below, which encourages focusing on enhancing long-term stockholder value in a sustainable manner;
- As described below under "Compensation Recovery (Clawback) Policy," we have adopted a clawback policy applicable to all officers that is designed to allow us to recover incentive compensation paid if there is a restatement of financial results or misconduct, including fraud;
- As described below under "Anti-Hedging and Anti-Pledging Policies," we have a policy that prohibits directors, executives and senior employees from participating in transactions designed to hedge or speculate on any change in our stock price ensuring that, as designed, directors, executives and senior employees bear the full risk of their ownership of our securities and have the same objectives as the Company's other stockholders; and
- We have incentive programs that provide the CLP Committee with discretion to make downward adjustments to certain payments or awards under the component programs.

Stock ownership guidelines

The Board first adopted executive stock ownership guidelines in 2008. Under the current guidelines, each senior executive has five years from the date of election or appointment to his or her position to achieve the lesser of the fixed or variable ownership level associated with his or her position. The minimum stock ownership guidelines for our CEO and other senior executives are as follows:

Executive Level	Fixed Number of Shares	Variable Number of Shares[1]
Executive Chairman	230,000	5x Salary
Chief Executive Officer	230,000	5x Salary
Chief Operating Officer	130,000	4x Salary
Executive Vice President	60,000	3x Salary
Senior Vice President	30,000	2x Salary

[1]   Variable number of shares equals stated salary multiple divided by share price as of the measurement date.

The following are included in determining stock ownership for purposes of these guidelines (to the extent applicable):

• restricted stock and RSUs, discounted by an assumed tax rate of 35% and only up to 50% of the applicable ownership target;

• shares held by minor dependents and spouses; and

• shares owned outright, such as shares acquired upon the vesting of performance shares and the exercise of stock options.

In October 2022, the CLP Committee reviewed our executives' progress towards meeting these guidelines. The CLP Committee concluded that each of the continuing NEOs has either met the stock ownership requirement applicable to him or her or is within the five-year transition period.

More information about the stock ownership guidelines applicable to Non-Employee Directors can be found in "Corporate Governance—Director Compensation—Non-Employee Director Stock Ownership Guidelines" above.

Compensation recovery (clawback) policy

The Board has adopted a compensation recovery, or "clawback," policy for cash and equity incentive awards paid to executive officers. If there is a restatement of financial results or other misconduct (including fraud), then the policy allows the CLP Committee to seek reimbursement of the incremental portion of incentive compensation paid to executive officers in excess of the awards that would have been paid based on the restated financial results or in the absence of such misconduct. The CLP Committee may look back over the three-year period prior to the restatement or other misconduct for the recoupment, and may also look to both current and former executive officers.

The policy provides the CLP Committee with the discretion to recoup amounts of excess incentive compensation paid to an officer in conjunction with any materially incorrect results (even if not resulting in a restatement), or misconduct on the part of the executive officer, including fraud or other conduct that would lead to a "for cause" termination (as defined in the Company's clawback policy). The clawback policy requires disclosure of any exercise of the clawback policy for any Section 16 officer, unless the Board or CLP Committee concludes that legal or privacy concerns would prevent such disclosure. The Company will review and revise the policy to comply with Dodd-Frank following finalization of the Nasdaq listing standards relating to the recoupment of erroneously paid compensation.

In addition to the clawback policy, our CEO and Global Chief Financial Officer are subject to any clawbacks that may be required under the Sarbanes-Oxley Act of 2002.

Anti-hedging and anti-pledging policies

We have adopted, as part of our insider trading policy, prohibitions on the short sale of our common stock and other securities and transactions in publicly-traded options relating to Company securities, as well as the purchase or sale of financial instruments that are designed to hedge or offset any decrease in the market value of our common stock or other securities. These policies prohibit our directors, officers and senior employees, including each of the NEOs, from hedging the risk of their ownership of our common stock through the use of financial mechanisms, such as exchange funds, prepaid variable forward contracts, equity swaps, puts, calls, collars and other derivative instruments.

This policy also prohibits our directors, officers and senior employees, including each of the NEOs, from pledging our common stock or other securities as collateral for a loan without the prior written approval of our Global Chief Legal Officer and our Corporate Secretary where specified criteria are met.

Compensation committee report

The following Compensation Committee Report shall not be deemed to be incorporated by reference into any filing we may make under the Securities Act or the Exchange Act, notwithstanding any general statement contained in any such filing incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

The Compensation and Leadership Performance Committee reviews the Company's Compensation Discussion and Analysis on behalf of the Board. The Compensation and Leadership Performance Committee has reviewed and discussed the Compensation Discussion and Analysis with management.

Based on this review and discussion, the Compensation and Leadership Performance Committee recommended to the Board that the Compensation Discussion and Analysis above be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2022.

Compensation and Leadership Performance Committee

Nancy M. Schlichting, **Chair**
Ginger L. Graham
Valerie B. Jarrett
John A. Lederer

Executive compensation tables and supporting information

2022 Summary compensation table

The following table shows information regarding the compensation of each Named Executive Officer ("NEO") for fiscal 2022, 2021 and 2020. The values shown represent each NEO's compensation during the fiscal year, including the grant date fair value of equity awards that were granted during a fiscal year that vest in a future year or years, subject to the terms and conditions of each award.

Certain amounts paid to or earned by certain NEOs were paid or accrued in British Pounds Sterling. In the tables below, amounts for fiscal 2022 (other than the pension value calculations, as noted in footnote 6 below) were converted to U.S. dollars at an exchange rate of approximately £1=$1.30062 (the average exchange rate during fiscal 2022 used by the CLP Committee for purposes of executive compensation decisions).

Name and Principal Position[1]	Fiscal Year	Salary ($)	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)[6]	Total Compensation ($)
Stefano Pessina Executive Chairman	2022	—	—	7,894,869	—	—	—	111,252	8,006,121
	2021	—	—	—	—	—	—	131,064	131,064
	2020	—	—	13,180,703	4,252,100	—	—	50,384	17,483,187
Rosalind G. Brewer Chief Executive Officer	2022	1,500,000	—	8,511,685	2,885,690	3,570,000	—	820,114	17,287,489
	2021	695,652	4,500,000	20,200,048	—	2,404,875	—	532,923	28,333,498
James Kehoe Executive Vice President and Global Chief Financial Officer	2022	969,202	—	3,330,666	1,242,103	1,441,689	—	128,526	7,112,186
	2021	945,563	—	4,836,701	1,015,009	1,879,306	—	76,998	8,753,577
	2020	941,719	521,626	5,207,062	1,435,077	467,179	—	83,756	8,656,419
Ornella Barra Chief Operating Officer, International	2022	1,056,231	—	3,330,666	1,129,181	1,571,144	—	484,512	7,571,734
	2021	1,088,116	—	2,836,689	1,015,009	2,162,631	—	493,086	7,595,531
	2020	1,010,809	559,894	5,207,062	1,435,077	501,454	—	497,545	9,211,841
John Standley Former Executive Vice President, Walgreens Boots Alliance, Inc. and President, Walgreens	2022	1,059,592	—	2,960,576	1,104,095	1,404,632	—	137,425	6,666,320
	2021	950,000	—	4,521,481	902,225	1,311,000	—	50,142	7,734,848

[1] Mr. Standley ceased to serve as an executive officer as of November 1, 2022.

[2] The amount reported in this column for Ms. Brewer for 2021 represents her cash sign-on award, which was paid following her March 15, 2021 hire date, and is subject to repayment if Ms. Brewer resigns (except for good reason) or is terminated for cause prior to the two-year anniversary of her hire date.

[3] Represents the aggregate grant date fair value, determined in accordance with FASB ASC Topic 718, of RSUs and performance shares (for all NEOs other than Mr. Pessina) granted under the 2021 Omnibus Incentive Plan during the fiscal year. These values do not represent amounts paid to or realized by the applicable NEO. The amounts included for the performance shares granted during fiscal 2022 are calculated based on the probable satisfaction of the performance conditions for such awards and the price of our common stock as of the date of grant. Assuming the highest level of performance is achieved for the annual performance shares granted during fiscal 2022, the maximum value at the grant date would be as follows: Ms. Brewer: $8,511,709; Ms. Barra: $3,330,666; Mr. Kehoe: $3,330,666; and Mr. Standley $2,960,576. See "—Compensation Discussion and Analysis—2022 Long-Term Incentive Compensation—2022 Performance Share Awards" above for further information regarding these awards. For additional information regarding our stock compensation plans, see Note 13 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2022 (the "2022 Annual Report"). Stock awards that remained outstanding as of August 31, 2022 are reflected in the "2022 Outstanding Equity Awards at Fiscal Year-End" table below.

(4) Represents the grant date fair value, determined in accordance with FASB ASC Topic 718, of stock options (for all NEOs other than Mr. Pessina) granted under the 2021 Omnibus Incentive Plan during the fiscal year. These values do not represent amounts paid to or realized by the applicable NEO. See "—Compensation Discussion and Analysis" above for further information regarding these awards. The grant date fair value of each option granted in fiscal 2022 was determined using the Black-Scholes option pricing model, with weighted-average assumptions of: risk-free interest rate (U.S. Treasury security rates for the expected term of the option), 1.35%; average expected life of options, 6.15 years; volatility (based on historical and implied volatility of the Company's common stock), 29.49%; dividend yield (the Company's cash dividend for the expected term), 4.04%; and weighted average grant date fair value (granted at market price), $8.10. For additional information regarding our stock compensation plans, see Note 13 to the consolidated financial statements included in the 2022 Annual Report. Stock options that remained outstanding as of August 31, 2022 are reflected in the "2022 Outstanding Equity Awards at Fiscal Year-End" table below.

(5) Includes the annual incentive compensation, if any, earned for each fiscal year (or portion thereof) pursuant to the MIP.

(6) Detail of the amounts reported in the "All Other Compensation" column for fiscal 2022 is provided in the table below.

Item	Stefano Pessina ($)	Rosalind G. Brewer ($)	James Kehoe ($)	Ornella Barra ($)	John Standley ($)
Life Insurance	—	25,900	9,583	4,875	13,323
Pension Supplements(A)	—	—	—	422,493	—
401(k) Plan(B)	—	—	12,200	—	11,194
Executive Deferred Plan(B)	—	27,800	82,947	—	82,624
Perquisites, Personal Benefits and Relocation(C)	111,252	766,414	23,796	57,144	30,284
Total	111,252	820,114	128,526	484,512	137,425

(A) Consists of a cash payment in lieu of participation in a defined contribution plan.

(B) Consists of Company matching contribution credits under the 401(k) Plan and Executive Deferred Plan, as applicable.

(C) For Mr. Pessina, consists of personal use of the Company's aircraft ($73,862) and expenses associated with annual tax advice from external tax advisors ($37,390). Other than the personal aircraft usage described below, the benefits were valued on the basis of the aggregate incremental cost to the Company and represent the amount accrued for payment or paid to the service provider or the executive, as applicable.

For Ms. Brewer, consists of expenses related to her relocation to Illinois, including moving expenses ($69,886) and tax gross ups ($55,761), the Company's incremental costs relating to long-term disability and personal accident benefits ($45,430), the personal use of the Company's aircraft ($346,519), additional security services including professional driver services, privacy integrity services and executive security ($246,729), personal use of Company car ($1,863) and Walgreens loyalty points ($225). Other than the personal aircraft usage described below, the benefits were valued on the basis of the aggregate incremental cost to the Company and represent the amount accrued for payment or paid to the service provider or the executive, as applicable.

For Mr. Kehoe, consists of the Company's incremental costs relating to long-term disability and personal accident insurance benefits ($22,343), tax gross ups ($179), personal use of the Company car ($1,049) and Walgreens loyalty points ($225).

For Ms. Barra, consists of commuting costs ($31,169) and expenses associated with annual tax advice from external tax advisors ($25,975). The expenses were valued on the basis of the aggregate incremental cost to the Company and represent the amount accrued for payment or paid to the service provider or the executive, as applicable.

For Mr. Standley, consists of the Company's incremental costs relating to long-term disability and personal accident insurance benefits ($25,180), an annual executive healthcare screening ($4,700), tax gross ups ($179) and Walgreens loyalty points ($225).

For executives with personal use of the Company's aircraft, the Company determines the amount associated with personal use of its aircraft by calculating the incremental cost to it by multiplying the aircraft's hourly variable operating cost by a trip's flight time, which includes any flight time of an empty return flight. Variable operating costs include: (1) landing, parking, passenger ground transportation, crew travel and flight planning services expenses; (2) supplies, catering and crew traveling expenses; (3) aircraft fuel and oil expenses; (4) maintenance, parts and external labor (inspections and repairs); and (5) any customs, foreign permit and similar fees. Fixed costs that do not vary based upon usage are not included in the calculation of direct operating cost.

2022 Grants of plan-based awards

The following table shows information regarding the incentive awards granted to the NEOs for fiscal 2022.

Name	Award Type[1]	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	All Other Option Awards: Number of Securities Underlying Options (#)[5]	Exercise or Base Price of Option Awards ($/Sh)[6]	Grant Date Fair Value of Stock and Option Awards ($)[7]
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Stefano Pessina	RSU	11/1/2021	10/19/2021							166,840			7,894,869
Rosalind Brewer	SO	11/1/2021	10/19/2021								356,258	47.32	2,885,690
	RSU	11/1/2021	10/19/2021							59,958			2,837,213
	PS	11/1/2021	10/19/2021				59,959	119,917	179,876				5,674,472
	MIP			1,500,000	3,000,000	6,000,000							
James Kehoe	SO	11/1/2021	10/19/2021								153,346	47.32	1,242,103
	RSU	11/1/2021	10/19/2021							23,462			1,110,222
	PS	11/1/2021	10/19/2021				23,462	46,924	70,386				2,220,444
	MIP			605,751	1,211,503	2,423,005							
Ornella Barra	SO	11/1/2021	10/19/2021								139,405	47.32	1,129,181
	RSU	11/1/2021	10/19/2021							23,462			1,110,222
	PS	11/1/2021	10/19/2021				23,462	46,924	70,386				2,220,444
	MIP			660,144	1,320,289	2,640,578							
John Standley	SO	11/1/2021	10/19/2021								136,308	47.32	1,104,095
	RSU	11/1/2021	10/19/2021							20,855			986,859
	PS	11/1/2021	10/19/2021				20,855	41,710	62,565				1,973,717
	MIP			623,173	1,246,346	2,492,692							

[1] Includes stock options (SO), performance shares (PS), and Restricted Stock Units (RSU) issued under the 2021 Omnibus Incentive Plan and annual cash incentives payable under the MIP.

[2] These amounts represent the threshold, target, and maximum annual incentives under the MIP for fiscal 2022. The related performance targets and results are described above in "—Compensation Discussion and Analysis." For the MIP, the threshold award was set at 50% of the target award, and the maximum award was set at 200% of the target award.

[3] These share numbers represent the threshold, target, and maximum performance share awards for the fiscal 2022-2024 performance period. The threshold award was set at 50% of the target performance share award, and the maximum award was set at 150% of the target performance share award. The performance share awards are subject to pro-rated or accelerated vesting in certain circumstances, including as a result of retirement.

[4] Represents the number of RSUs granted in fiscal 2022, as follows: (a) except for the award to Mr. Pessina, the annual RSUs granted on November 1, 2021 vest one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and the final one-third on the third anniversary of the grant date, subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances; and (b) the RSUs granted to Mr. Pessina vest on the third anniversary of the grant date, subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances, including if Mr. Pessina ceases to serve on the Board in certain circumstances.

[5] The stock option awards vest one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and the final one-third on the third anniversary of the grant date, subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances (including, as a result of retirement). The stock options expire on the tenth anniversary of the grant date.

[6] The exercise price for stock option awards is the per-share closing price of the Company's common stock on the grant date.

[7] Represents the aggregate grant date fair value, determined in accordance with FASB ASC Topic 718 of all equity awards granted to the NEOs during fiscal 2022, with the amounts included for the performance shares calculated based on the probable satisfaction of the performance conditions for such awards at the time of the grant. For additional information regarding our stock compensation plans, see Note 13 to the consolidated financial statements included in our 2022 Annual Report.

2022 Outstanding equity awards at fiscal year-end

The following table shows information regarding the outstanding equity awards held by each of the NEOs as of August 31, 2022.

Name	Grant Date	Option Awards[1] Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Awards That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Stefano Pessina	2/12/2016	263,273	—	77.08	2/12/2026	—	—	—	—
	11/1/2016	410,798	—	82.46	11/1/2026	—	—	—	—
	11/1/2017	504,710	—	67.01	11/1/2027	—	—	—	—
	11/1/2018	395,061	—	79.90	11/1/2028	—	—	—	—
	11/1/2019	279,832	140,336	57.38	11/1/2029	—	—	—	—
	11/1/2019	—	—	—	—	28,923	1,014,043	—	—
	11/1/2021	—	—	—	—	174,331	6,112,029	—	—
	11/1/2019	—	—	—	—	—	—	204,441	7,167,686
Rosalind Brewer	11/1/2021	—	356,258	47.32	11/1/2031	—	—	—	—
	3/15/2021	—	—	—	—	130,233	4,565,983	—	—
	11/1/2021	—	—	—	—	62,650	2,196,506	—	—
	3/15/2021	—	—	—	—	—	—	183,470	6,432,458
	11/1/2021	—	—	—	—	—	—	119,917	4,204,290
James Kehoe	11/1/2018	103,702	—	79.90	11/1/2028	—	—	—	—
	11/1/2019	94,442	47,364	57.38	11/1/2029	—	—	—	—
	11/1/2020	46,364	92,869	34.04	11/1/2030	—	—	—	—
	11/1/2021	—	153,346	47.32	11/1/2031	—	—	—	—
	11/1/2019	—	—	—	—	8,135	285,201	—	—
	11/1/2020	—	—	—	—	20,152	706,540	—	—
	5/1/2021	—	—	—	—	—	—	20,042	702,686
	11/1/2021	—	—	—	—	24,515	859,509	—	—
	11/1/2019	—	—	—	—	—	—	57,498	2,015,896
	11/1/2020	—	—	—	—	—	—	55,556	1,947,793
	11/1/2021	—	—	—	—	—	—	46,924	1,645,155
Ornella Barra	11/1/2015	84,466	—	84.68	11/1/2025	—	—	—	—
	11/1/2016	140,844	—	82.46	11/1/2026	—	—	—	—
	11/1/2017	161,506	—	67.01	11/1/2027	—	—	—	—
	11/1/2018	133,333	—	79.90	11/1/2028	—	—	—	—
	11/1/2019	94,442	47,364	57.38	11/1/2029	—	—	—	—
	11/1/2020	46,364	92,869	34.04	11/1/2030	—	—	—	—
	11/1/2021	—	139,405	47.32	11/1/2031	—	—	—	—
	11/1/2019	—	—	—	—	8,135	285,201	—	—
	11/1/2020	—	—	—	—	20,152	706,540	—	—
	11/1/2021	—	—	—	—	24,515	859,509	—	—
	11/1/2019	—	—	—	—	—	—	57,498	2,015,896
	11/1/2020	—	—	—	—	—	—	55,556	1,947,793
	11/1/2021	—	—	—	—	—	—	46,924	1,645,155
John Standley	11/1/2020	41,212	82,550	34.04	11/1/2030	—	—	—	—
	11/1/2021	—	136,308	47.32	11/1/2031	—	—	—	—
	9/1/2020	—	—	—	—	29,603	1,037,884	—	—
	11/1/2020	—	—	—	—	17,913	628,023	—	—
	11/1/2021	—	—	—	—	21,791	764,004	—	—
	11/1/2020	—	—	—	—	—	—	49,383	1,731,368
	11/1/2021	—	—	—	—	—	—	41,710	1,462,353

(1)   For each of the unvested stock option awards, one-third of the award vests on each of the first, second and third anniversary of the grant date. All unvested stock options are subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances, including, upon retirement and, with respect to the awards to Mr. Pessina, if he ceases to serve on the Board in certain circumstances.

(2)   Includes the number and value of the unvested RSUs awarded under the 2021 Omnibus Incentive Plan, and includes dividend equivalents through August 31, 2022. The RSUs granted on November 1, 2019, 2020 and 2021 (excluding the RSUs granted to Mr. Pessina on November 1, 2021), the RSUs granted to Mr. Standley on September 1, 2020, and the RSUs granted to Ms. Brewer on March 15, 2021 vest one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and the remainder on the third anniversary of the grant date. The RSUs granted to Mr. Pessina on November 1, 2021 vest on the third anniversary of the grant date. All RSUs are subject to forfeiture in certain circumstances or full or pro-rated accelerated vesting in certain circumstances, including, with respect to the awards to Mr. Pessina, if he ceases to serve on the Board in certain circumstances. Also see footnote (4) to the 2022 Grants of Plan-Based Awards table above for a description of the terms of RSUs granted during fiscal 2022.

(3)   Except as described below, represents the number and value of performance shares based on the target performance level. As described in the "—Compensation Discussion and Analysis" section, the performance shares granted in November 2020 and 2021 vest, if at all, based on the Company's adjusted EPS growth and revenue growth performance over each of the component fiscal years in the fiscal 2021-2023 and fiscal 2022-2024 performance periods, respectively. In October 2022, the CLP Committee certified the performance achievement and released the performance shares granted in November 2019 relating to the fiscal 2020-2022 performance period. With respect to the November 2019 performance shares, the number of units reported in this table represent the actual number of shares that vested, with the market value determined based on the August 31, 2022 closing stock price. These performance share awards are subject to prorated or accelerated vesting in certain circumstances, including upon retirement. In addition, the award granted on May 1, 2021 to Mr. Kehoe represents the CEO Transition RSUs granted on that date. Under the terms of the award agreement, the performance conditions applicable to the first half of the vesting period were certified as achieved in April 2022, and as a result the award vested one-half on the first anniversary of the grant date. The remaining one-half of the award is shown in this table and is scheduled to vest on the second anniversary of the grant date, subject to satisfaction of the applicable performance conditions, and subject to forfeiture in certain circumstances and full accelerated vesting upon a qualifying termination within one year following a change in control of the Company.

2022 Option exercises and stock vested

The following table shows information regarding stock vested by each of the NEOs during fiscal 2022. No options were exercised during fiscal 2022.

	Option Awards		Stock Awards	
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
Stefano Pessina[1][2]	—	—	192,278	9,212,224
Rosalind Brewer[2]	—	—	63,472	3,057,441
James Kehoe[1][2]	—	—	86,775	4,075,755
Ornella Barra[1][2]	—	—	77,502	3,740,333
John Standley[2]	—	—	36,862	1,828,349

(1)   Awards include performance shares vested on August 31, 2021, with performance certified and performance shares released in October 2021. For Mr. Kehoe, also includes performance-based RSUs granted May 1, 2021, including related dividend equivalents, which vested one-half on May 1, 2022.

(2)   Awards include RSUs granted on November 1, 2019 (in the cases of Messrs. Pessina and Kehoe and Ms. Barra), and RSUs granted on November 1, 2020 (in the cases of Messrs. Kehoe and Standley and Ms. Barra), in all cases including related dividend equivalents, all of which vested one-third on November 1, 2021. Also includes RSUs granted on December 10, 2019 to Mr. Kehoe and Ms. Barra, including related dividend equivalents, which vested one-half on September 1, 2021, two separate RSUs granted to Mr. Standley on September 1, 2020, including related dividend equivalents, one of which vested in full on September 1, 2021, and one of which vested one-third on that date, and RSUs granted to Ms. Brewer on March 15, 2021, including related dividend equivalents, which vested one-third on March 15, 2022.

2022 Nonqualified deferred compensation

The Executive Deferred Plan replaces the contributions the Company is unable to provide under the 401(k) Plan as a result of various tax law limitations that restrict contributions made for highly-compensated participants under the 401(k) Plan. The Executive Deferred Plan includes two features. First, participants receive Company contribution credits equal to the matching contributions that cannot be made to the 401(k) Plan due to the tax law limitations described above ("Company Contributions"). Second, participants may also elect to defer, on a pre-tax basis, up to (i) 50% of their annual base salary and/or (ii) 85% of their short-term incentive awards ("Participant Contributions"). A participant's account under the Executive Deferred Plan is credited with investment gains and/or losses based on the investment fund elections of the participant. Executive Deferred Plan accounts are paid following termination of employment. Company Contribution accounts are paid in a lump sum or installments, depending on the size of the account balance and the participant's age at the time of employment termination. Participant Contribution accounts are paid in a lump sum or installments over a selected number of years, based on the participant's advance election at the time of deferral.

The following table reflects fiscal 2022 contributions, earnings, withdrawals and end-of-year balances for participating NEOs under the Executive Deferred Plan.

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End (8/31/22) ($)[2]
Rosalind Brewer	Executive Deferred Plan	—	27,800	(943)	—	26,857
James Kehoe	Executive Deferred Plan	469,827	82,947	(252,801)	—	1,130,441
John Standley	Executive Deferred Plan	—	82,624	(10,483)	—	72,141

[1] The amount shown in this column reflects company contributions under the Executive Deferred Plan, which are also reported as "All Other Compensation" in the "2022 Summary Compensation Table" above.

[2] For Mr. Kehoe, this column includes the following amounts that were previously reported in the Summary Compensation Table as compensation for fiscal years 2020 and 2021: 2020 = $56,527; and 2021 = $555,530.

2022 Potential payments upon termination or change in control

The information below describes the compensation and benefits payable to each of the NEOs in the event of termination of his or her employment as of August 31, 2022, and as of the later indicated separation date in the case of Mr. Standley. The actual amounts to be paid under any of the scenarios can only be determined at the time of such NEO's separation from the Company. Furthermore, the CLP Committee retains discretion to provide additional benefits to senior executives upon termination or resignation if it believes the circumstances so warrant.

Upon termination of employment for any reason, each NEO will be entitled to receive amounts earned during his or her employment. These amounts may include:

- Any earned awards that are not yet paid, including unpaid approved awards under the MIP for the completed fiscal year and unpaid vested performance share awards under the applicable omnibus incentive plan for the completed fiscal year;
- Vested stock options;
- Earned but unused vacation pay and paid time off; and
- Base salary earned through the date of termination.

Under the terms of certain of the Company's compensation arrangements, if the payments and benefits to a participating NEO under such compensation arrangement would subject the NEO to the excise tax imposed by Section 4999 of the Code, then such payments will be reduced by the minimum amount necessary to avoid such excise tax or, if provided in the applicable compensation arrangements for an NEO, paid in full with the NEO responsible for any associated excise tax or reduced by the minimum amount necessary to avoid such excise tax, based on whether such payment or reduction would result in the NEO receiving a higher net after-tax amount. The amounts described in this section do not reflect the application of any reduction in compensation or benefits pursuant to the terms of the applicable compensation arrangements.

Unless otherwise noted, the information below also does not include amounts earned for fiscal 2022 that are shown in the "2022 Summary Compensation Table" above.

Mr. Pessina. Mr. Pessina's sole compensation in fiscal 2020 consisted of the performance share, RSU and stock option awards issued in that year. Mr. Pessina elected to receive no compensation for fiscal 2021, other than limited perquisites. As described above, Mr. Pessina's compensation for fiscal 2022 as Executive Chairman consisted of RSUs. Upon termination of his employment as of August 31, 2022, the exclusive benefits provided to Mr. Pessina would be:

- In the event of Mr. Pessina's disability or death, he would receive full accelerated vesting of all unvested performance share, RSU and stock option awards;
- In the event Mr. Pessina's employment is terminated within one year after a change in control of the Company (other than for cause), he would receive full accelerated vesting of the fiscal 2020 stock option award and the fiscal 2020 and 2022 RSUs, and he would receive full vesting of the fiscal 2020 performance share award; and
- In the event Mr. Pessina resigns from the Board, and subject to "retirement" approval by the CLP Committee in all cases, he would receive full vesting of the fiscal 2020 performance share award, the fiscal 2020 stock option award, and the fiscal 2020 RSUs, and he would receive pro-rated vesting of the fiscal 2022 RSUs, subject to satisfaction of the applicable performance goal.

In each case except for termination following a change in control, the actual performance shares earned will be based on the Company's performance and settled at the end of the performance period. In the event of termination within one year following a change in control, the pro-rated performance shares are payable at target and settled within 45 days of termination of service.

As Executive Chairman, Mr. Pessina does not participate in any of the Company's employee benefit plans, including the Severance and CIC Plan.

Ms. Brewer. Ms. Brewer is eligible to participate in the Company's employment benefit plans, including the Severance and CIC Plan. Upon termination of her employment as of August 31, 2022, she would receive severance benefits (a) of $9,000,000 in cash severance (two times annual salary and target annual bonus) and $13,539 in subsidized COBRA premiums upon an involuntary termination by us at any time (other than for cause or upon death or disability, as those terms are defined in the Severance and CIC Plan); or (b) of $11,250,000 in cash severance (two and one-half times annual salary and target annual bonus) and $13,539 in subsidized COBRA premiums upon an involuntary termination without cause or a voluntary termination for "good reason" (as those terms are defined in the Severance and CIC Plan) within one year following a "change in control". See below for the treatment of Ms. Brewer's stock option, RSU and performance share awards upon the various termination of employment scenarios, and note that voluntary termination of employment for good reason is treated the same as involuntary termination without cause for purposes of certain new hire awards and for all awards following a change in control. If Ms. Brewer resigned (not for good reason) or was terminated for cause prior to the two-year anniversary of her start date, she would be required to pay to the Company the $4,500,000 cash sign-on award received in connection with her hire.

Mr. Kehoe. Mr. Kehoe is eligible to participate in the Company's employment benefit plans, including the Severance and CIC Plan. Upon termination of his employment as of August 31, 2022, he would receive severance benefits (a) of $4,382,685 in cash severance (two times annual salary and target annual bonus) and $26,889 in subsidized COBRA premiums upon an involuntary termination by us at any time (other than for cause or upon death or disability, as those terms are defined in the Severance and CIC Plan); or (b) of $5,478,356 in cash severance (two and one-half times annual salary and target annual bonus) and $26,889 in subsidized COBRA premiums upon an involuntary termination without cause or a voluntary termination for "good reason" (as those terms are defined in the Severance and CIC Plan) within one year following a "change in control". See below for the treatment of Mr. Kehoe's outstanding long-term incentive awards upon the various termination of employment scenarios, including the CEO Transition RSUs granted to Mr. Kehoe on May 1, 2021.

Mr. Standley. As of November 1, 2022, Mr. Standley's employment was terminated without cause, as defined in the Severance and CIC Plan. As such, he is entitled to receive the following benefits under that Plan: (a) $4,950,000 in cash severance (two times annual salary and target annual bonus); (b) $12,522 in subsidized COBRA premiums; and (c) a pro-rated annual bonus under the MIP for fiscal 2023 covering the portion of that fiscal year through his separation date ($229,169 estimate, based on target performance). Pursuant to their terms and based on his continued service through the applicable vesting date: one-third of Mr. Standley's RSUs granted on September 1, 2020 vested on September 1, 2022; one-third of each of Mr. Standley's stock options and RSUs granted on November 1, 2020 and 2021 vested on November 1, 2022; and all remaining unvested stock options, RSUs and performance shares were forfeited, and vested stock options remain exercisable for 90 days following Mr. Standley's separation date.

Executive compensation

Ms. Barra. Ms. Barra has an employment agreement that sets forth potential payments to be made upon qualifying termination events, and as such she is not eligible for benefits under the Severance and CIC Plan. Certain amounts described herein would be paid in British Pounds Sterling; amounts shown in U.S. dollars are based on the average exchange rate during fiscal 2022 used by the CLP Committee for purposes of executive compensation decisions of £1=$1.30062.

Ms. Barra may be terminated for cause (as specified in her employment agreement) and would receive no payments. Termination by the Company not for cause or resignation by Ms. Barra requires 12 months' notice; accordingly, Ms. Barra would be entitled to her base salary and all other compensation and benefits during this notice period; provided, however, that the Company may terminate Ms. Barra's employment immediately and pay in monthly installments through the end of the notice period a total of £1,140,665 ($1,483,572), which represents base salary and cash payments in lieu of participation in a defined contribution plan (i.e., pension supplement). No additional payments would be made to Ms. Barra should her termination occur in connection with a change in control. In the event of a termination due to permanent disability or death as a result of an accident, Ms. Barra would receive three times her base salary pursuant to a personal accident insurance policy paid by the Company, which equals £2,444,282 ($3,179,082). Upon death while employed, a lump sum death benefit of £4,073,804 ($5,298,471) would be payable pursuant to a life insurance policy paid for by the Company, which represents five times Ms. Barra's base salary.

Equity awards

In addition to the benefits described above, the NEOs other than Messrs. Pessina and Standley (which are described above) hold stock options, performance share awards, and RSUs issued in fiscal 2020, 2021 and/or 2022 (and in certain cases stock options issued in prior fiscal years), all as reflected above in the "2022 Summary Compensation Table", the "2022 Grants of Plan-Based Awards" table and the "2022 Outstanding Equity Awards at Fiscal Year-End" table. Upon termination of employment of any of these NEOs as of August 31, 2022, these equity awards would be forfeited, except in the following circumstances:

- In the event of death while employed or termination due to disability, then he or she receives the following benefits with respect to these equity awards:
  - Vesting of the stock options is accelerated, and the vested option remains exercisable until one year from the date of death or disability;
  - Full vesting of performance shares, calculated based on performance through the end of the performance period, and distributed at the same time performance shares are distributed to other participants; and
  - Full vesting of RSUs, other than the remaining unvested CEO Transition RSUs granted to Mr. Kehoe in fiscal 2021, which are forfeited.
- In the event of retirement (defined as age 55 or older with at least 10 years of service and subject to CLP Committee approval with respect to fiscal 2019, 2020, 2021 and 2022 awards), then he or she receives the following benefits with respect to these equity awards:
  - For fiscal 2018 and prior years' stock options, all vested stock options remain exercisable until one year from the retirement date;
  - For fiscal 2019, 2020, 2021 and 2022 stock options, full accelerated vesting of any unvested stock options, and all vested stock options remain exercisable for the remainder of the 10-year term of such stock options;
  - For fiscal 2020, 2021 and 2022 performance shares, pro-rated vesting based on the portion of the performance period completed through the retirement date, and vested performance shares will settle based on actual Company performance at the end of the performance period; and
  - For fiscal 2020, 2021 and 2022 RSUs, pro-rated vesting.
- In the event of involuntary termination without cause or voluntary termination for good reason, in each case, within one year following a change in control, then he or she receives the following benefits with respect to these equity awards:
  - Vesting of the stock options is accelerated, and, in the case of the fiscal 2018 and prior year stock options, the vested stock options remain exercisable until 90 days from the date of termination, and, in the case of the fiscal 2019, 2020, 2021 and 2022 stock options, for the remainder of the 10-year term of such stock options;
  - Pro-rated vesting of the target level of performance shares (or full vesting in the case of Ms. Brewer's fiscal 2021 performance shares), with the value of such target performance shares distributed in cash following such termination of employment; and
  - Vesting of the RSUs is accelerated, with the May 1, 2022 - April 30, 2023 performance goals associated with the CEO Transition RSUs granted to Mr. Kehoe in fiscal 2021 deemed attained.
- For Ms. Brewer's fiscal 2021 RSUs and performance shares, in the event of involuntary termination without cause or voluntary termination for good reason, vesting of these awards is accelerated, and the vested performance shares will settle based on actual Company performance at the end of the performance period.

Outstanding Equity Awards. The table below shows the value of the equity awards held by each of the NEOs under each of the scenarios listed (except Mr. Standley, whose actual separation benefits are described above). The amounts shown assume that each such NEO's last day worked was August 31, 2022. For termination following a change in control, it is assumed that the change in control and termination of employment occurred simultaneously as of August 31, 2022, the last day of fiscal 2022.

Name	Stock Options ($)[1]	Performance Shares ($)[2]	Restricted Stock Units ($)[3]
Stefano Pessina			
Involuntary Termination for Cause	—	—	—
Involuntary Termination Not for Cause	—	—	—
Retirement from the Board	—	5,369,053	2,711,829
Other Voluntary Termination	—	—	—
Change in Control	—	5,369,053	7,126,072
Termination due to Disability	—	5,369,053	7,126,072
Termination due to Death	—	5,369,053	7,126,072
Rosalind Brewer			
Involuntary Termination for Cause	—	—	—
Involuntary Termination Not for Cause	—	6,432,458	4,565,983
Other Voluntary Termination	—	—	—
Change in Control	—	7,833,888	6,762,489
Termination due to Disability	—	10,636,748	6,762,489
Termination due to Death	—	10,636,748	6,762,489
James Kehoe			
Involuntary Termination for Cause	—	—	—
Involuntary Termination Not for Cause	—	—	—
Voluntary Termination/Retirement	—	—	—
Change in Control	94,726	3,356,948	2,553,936
Termination due to Disability	94,726	5,102,982	1,851,250
Termination due to Death	94,726	5,102,982	1,851,250
Ornella Barra			
Involuntary Termination for Cause	—	—	—
Involuntary Termination Not for Cause	—	—	—
Voluntary Termination/Retirement	94,726	3,356,948	770,812
Change in Control	94,726	3,356,948	1,851,250
Termination due to Disability	94,726	5,102,982	1,851,250
Termination due to Death	94,726	5,102,982	1,851,250

[1] The amounts shown in this column reflect the value of unvested stock options that become vested in full or in part upon the various termination of employment scenarios. All such stock options are included in the "2022 Outstanding Equity Awards at Fiscal Year-End" table above. For each applicable stock option, there is value included only if accelerated vesting of all or some portion of the award would occur and the applicable stock option exercise price is higher than the Company's closing stock price on August 31, 2022 ($35.06).

[2] The amounts shown in this column reflect the value of performance shares at target performance for the fiscal 2020, 2021 and 2022 grants in each of the scenarios listed based on the extent to which such performance shares become vested as of termination of employment. All such performance shares are included in the "2022 Outstanding Equity Awards at Fiscal Year-End" table above.

[3] The amounts shown in this column reflect the value of RSUs granted in fiscal 2020, 2021 and 2022 (including dividend equivalents) in each of the scenarios listed based on the extent to which such RSUs become vested as of termination of employment. All such RSUs are included in the "2022 Outstanding Equity Awards at Fiscal Year-End" table above.

Other. In addition to the compensation and benefits described above, (1) if any NEO retires after reaching the age of 55 and achieves at least 10 years of service with the Company or its subsidiaries, (2) in the event of the death of an NEO while employed, or the termination of an NEO due to disability, or (3) in the case of Ms. Brewer and Messrs. Kehoe and Standley, as part of benefits under the Severance and CIC Plan, such NEO would receive a pro-rated award under the MIP for the final partial year of participation. Because the MIP amounts are deemed earned as of the last day of the fiscal year, such amounts have been excluded from this section, except as described above within the context of the fiscal 2022 employment separation of Mr. Standley.

CEO pay ratio

As required by the SEC rules, we are providing the following information comparing the annual total compensation of our CEO, Ms. Brewer, to the median of the annual total compensation of all of our employees other than our CEO. As permitted by SEC rules, we used the same median employee for our pay ratio calculation this year as we used for the calculation included in last year's proxy. We believe it is reasonable to use the same median employee for purposes of the pay ratio calculation because there was no material change in our employee population or in the median employee's compensation arrangement or other material change that would significantly affect our pay ratio calculation. We identified our median employee for the fiscal 2021 pay ratio analysis using the methodology and the material assumptions, adjustments, and estimates described below.

Identification of Median Employee. The Company has a presence in nine countries. In determining the median employee last year, we used our active employee population on July 1, 2021, consisting of 307,250 employees. The pay ratio disclosure rules provide an exemption for companies to exclude non-U.S. employees from the median employee calculation if non-U.S. employees in a particular jurisdiction account for 5% or less of the company's total number of employees. We applied this de minimis exemption when identifying the median employee by excluding 4,356 employees in Germany. After taking into account the de minimis exemption, 242,772 employees in the U.S. and 64,478 employees located outside of the United States were considered for identifying the median employee. The total of these excluded employees represented approximately 1% of our workforce.

To identify the median employee, we considered the total actual cash earnings (base salary, overtime, and bonus) for the period of July 1, 2020 through June 30, 2021 for all active employees including full-time, part-time, seasonal and employees on leave. Of the 307,250 employees taken into consideration, the employee identified for calculating the CEO pay ratio resides in the U.S.

2022 CEO Pay Ratio Calculation. For purposes of reporting annual total compensation and the ratio of annual total compensation of our CEO to our median employee for fiscal 2022, both the CEO and median employee's annual total compensation were calculated consistent with the Summary Compensation Table executive compensation disclosure requirements, plus the value of employer-paid health insurance contributions. Ms. Brewer had total annual compensation of $17,296,189 in fiscal 2022. Our median employee had compensation of $24,530 in fiscal 2022. As a result, we estimate that the ratio of our CEO's compensation to that of our median employee was approximately 705 to 1.

Equity compensation plan information

The following table summarizes information about our common stock that may be issued upon the exercise of options, warrants, and rights under our equity compensation plans as of August 31, 2022.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1] (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a) (c)
Equity compensation plans approved by security holders[2]	25,415,293	60.08	68,723,283
Equity compensation plans not approved by security holders[3]	—	0.00	—
Total	25,415,293[4]	60.88	68,723,283

[1] Weighted average exercise price of outstanding options only. RSUs and performance shares do not have an exercise price and, accordingly, are not included in this calculation.

[2] We have two active equity incentive plans, both of which have been approved by our stockholders: the 2021 Omnibus Incentive Plan and the Walgreens Boots Alliance, Inc. Employee Stock Purchase Plan (formerly known as the 1982 Employees Stock Purchase Plan) (the "ESPP"). As of August 31, 2022, we also had outstanding equity awards that may be settled for shares of our common stock under three other plans approved by our stockholders: the 2013 Omnibus Incentive Plan (as assumed by Walgreens Boots Alliance, Inc.), the Walgreen Co. Executive Stock Option Plan (as assumed by Walgreens Boots Alliance, Inc.) (the "Former Option Plan") and the Walgreen Co. Long-Term Performance Incentive Plan (as assumed by Walgreens Boots Alliance, Inc.) (the "Former Incentive Plan").

The 2021 Omnibus Incentive Plan provides for incentive compensation to non-employee directors and our officers and employees, and permits various stock-based awards. These include, but are not limited to, stock options, restricted stock, RSUs, performance shares, performance units and stock appreciation rights ("SARs"). Pursuant to the 2021 Omnibus Incentive Plan, the number of authorized shares under the plan is reduced at two different rates depending on the type of award. Each share of common stock issuable upon the exercise of stock options or SARs reduces the number of shares available for future delivery under the 2021 Omnibus Incentive Plan by one share, while each share of common stock issued pursuant to "full value awards" reduces the number of shares available for future delivery by three shares. "Full value awards" are awards, other than stock options, SARs and awards where the participant has directly or indirectly paid the intrinsic value of the award, that are settled by the issuance of shares of common stock, including RSUs and performance shares. Awards that do not entitle the holder to receive or purchase shares, awards that are settled in cash, and awards that are granted in substitution for awards under a plan of an acquired entity are not counted against the aggregate number of shares available for issuance under the 2021 Omnibus Incentive Plan. As of August 31, 2022, 68,723,283 shares were available for future issuance under the 2021 Omnibus Incentive Plan.

The ESPP is a tax-qualified Code Section 423 stock purchase plan under which eligible employees are permitted to purchase shares of our common stock at a 10% discount. As of August 31, 2022, 7,454,716 shares were available for future issuance under this plan.

Former Plans: Following stockholder approval on January 28, 2021, the effective date of the 2021 Omnibus Incentive Plan, no further grants may be made under the 2013 Omnibus incentive Plan and shares that were available for issuance under the 2013 Omnibus Plan and not subject to outstanding awards became available for issuance (in addition to newly authorized shares) under the 2021 Omnibus Incentive Plan. Pursuant to the 2021 Omnibus Incentive Plan, shares that are subject to outstanding awards under the 2021 Omnibus Incentive Plan, the 2013 Omnibus Incentive Plan, the Former Plans and the former Share Walgreens Walgreen Co. Stock Purchase/Option Plan (the "Former Share Walgreens Plan") that subsequently are cancelled, forfeited, lapsed, or are otherwise terminated or settled without a distribution of shares become available for awards under the 2021 Omnibus Incentive Plan. The 2013 Omnibus Incentive Plan was an incentive compensation plan that permitted the grant of incentive stock options, nonqualified stock options, restricted stock, RSUs, performance units and performance shares. The Former Option Plan was an incentive compensation plan that permitted the grant of incentive stock options and nonqualified stock options to eligible employees. The Former Incentive Plan was an incentive compensation plan that permitted the grant of restricted stock, RSUs, performance units and performance shares. For additional information about our equity compensation plans, see Notes 1 and 13 to the Consolidated Financial Statements included in the 2022 Annual Report.

Equity compensation plan information

(3) We have equity awards that may be settled for shares of our common stock outstanding under the Former Share Walgreens Plan. The Former Share Walgreens Plan expired on September 30, 2012. As a result, no further awards may be granted under that plan.

The Former Share Walgreens Plan was a stock purchase and stock option incentive compensation plan that allowed eligible non-executive employees to buy stock (up to a specified percentage of base annual salary) during specific periods. For each share of common stock an employee purchased through the plan, the employee received from one to three options to purchase additional shares at a fixed price. The determination of the number of options was a function of the degree to which we attained pre-established performance goals. For options granted on or after October 1, 2005, the option price is the closing price of a share of common stock on the grant date. With respect to shares issued or granted under the Former Share Walgreens Plan, the applicable holding periods have been met and all outstanding options are vested and exercisable. Unexercised options expire 10 years after the date of the grant, subject to earlier termination if the optionee's employment ends. The outstanding options under this plan as of August 31, 2022 are reflected in the table.

(4) Comprised of options to acquire 20,039,338 shares, 1,864,349 shares subject to outstanding RSU awards and 3,511,606 shares subject to outstanding performance share awards. The number of performance shares indicated reflects the target amount awarded for awards outstanding as of August 31, 2022; the actual number of shares issued will range between 0% and 150% of the target amount for awards granted in fiscal 2020, 2021 and 2022 based upon our performance relative to the applicable goals as determined by the CLP Committee following the end of the applicable performance period.

Proposal 3

Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for fiscal year 2023



Vote
FOR

What am I voting on?	Stockholders are being asked to ratify the appointment of Deloitte to serve as our independent registered public accounting firm for fiscal 2023.
What is the Audit Committee and Board's voting recommendation?	The Board and the Audit Committee recommend a vote **"FOR"** Proposal 3. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.
What is the required vote?	Approval of Proposal 3 requires the affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting.

The Board has delegated to the Audit Committee the responsibility to hire, evaluate and, if appropriate, replace our independent registered public accounting firm. The Audit Committee has re-appointed Deloitte to serve as our independent registered public accounting firm and as auditors of our consolidated financial statements for fiscal 2023. Deloitte has served as our independent registered public accounting firm since 2002.

The Audit Committee annually evaluates the performance of our independent registered public accounting firm and the senior audit engagement team, and determines whether to re-engage the current firm or consider other audit firms. Further information regarding the factors considered in this evaluation are described in "Audit Committee Report" below.

At the Annual Meeting, stockholders are being asked to ratify the appointment of Deloitte as our independent registered public accounting firm for fiscal 2023. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and our stockholders.

One or more representatives of Deloitte are expected to be present at the Annual Meeting. The representatives will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Independent registered public accounting firm fees and services

Pre-approval of audit and permissible non-audit services of independent auditors

The Audit Committee is responsible for appointing, setting compensation for, and overseeing the work of our independent registered public accounting firm. In addition, it has established a policy concerning the pre-approval of services performed by our independent registered public accounting firm. Each proposed engagement not specifically identified by the SEC as impairing independence is evaluated for independence implications prior to our entering into a contract with the independent registered public accounting firm for such services.

The Audit Committee has approved in advance certain permitted services, the scope of which is consistent with auditor independence. These services are: (i) audits or reviews of subsidiaries that are filed with government and regulatory bodies and similar reports; (ii) services associated with SEC registration statements, other documents filed with the SEC or other documents issued in connection with securities offerings (for example, comfort letters or consents), and assistance in responding to SEC comment letters; (iii) consultations with management as to the accounting or disclosure of transactions or events and/or the actual or potential impact of final or proposed rules, standards, or interpretations by the SEC, the FASB, the International Accounting Standards Board, the Public Company Accounting Oversight Board (the "PCAOB") or other regulatory or standard-setting bodies; (iv) audits of employee benefit and pension plans; and (v) annual revenue certifications prepared for regulatory or commercial purposes.

If the project is in a permitted category, then it is considered pre-approved by the Audit Committee. All other services require specific pre-approval by the Audit Committee. Such engagements with total fees up to and including $500,000 require the approval of the Audit Committee Chair. Such engagements with total fees greater than $500,000 require the approval of the full Audit Committee. On a quarterly basis, the Audit Committee reviews a summary listing of service fees and a description of the nature of the engagement.

All audit, audit-related, and tax services performed by Deloitte for the Company and its consolidated subsidiaries in fiscal 2022 were pre-approved by the Audit Committee in accordance with the regulations of the SEC. The Audit Committee considered and determined that such provision of non-audit services during fiscal 2022 was compatible with maintaining auditor independence.

Audit fees and all other fees

The following table shows the fees for audit and other services provided by Deloitte for fiscal 2022 and 2021.

	2022 ($ in thousands)	2021 ($ in thousands)
Audit Fees[1]	$14,078	$11,869
Audit-Related Fees[2]	3,158	3,609
Tax Fees:[3]		
Compliance[4]	1,984	1,441
Planning and Advice[5]	1,903	2,980
All Other Fees[6]	705	816
Total: [7]	**$21,828**	**$20,715**

[1] Audit fees relate to professional services rendered in connection with the audit of our annual financial statements and internal control over financial reporting, review of our quarterly financial statements, and audit services provided in connection with other statutory and regulatory filings.

[2] Audit-related fees relate to professional services that are reasonably related to the performance of the audit or review of our financial statements.

[3] Tax fees relate to professional services rendered in connection with assistance with tax return preparation, tax audits, tax compliance, and tax consulting and planning services. Total tax fees were $3,887,000 in fiscal 2022 and $4,421,000 in fiscal 2021.

[4] Includes assistance with tax return preparation and related compliance matters, including accounting methods and tax credits.

[5] Includes tax planning advice and assistance with tax audits.

[6] All other fees relate to professional services not included in the categories above, including those related to strategic advisory services.

[7] The increase in fees from 2021 to 2022 reflects increased service needs due to merger and acquisition activities and information system modifications.

Audit committee report

The following Audit Committee Report shall not be deemed to be incorporated by reference into any filing we may make under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, notwithstanding any general statement contained in any such filing incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

As of October 13, 2022 (the date the Company filed its Annual Report on Form 10-K for fiscal 2022), the Audit Committee was comprised of the four members named below. The Board has determined that each current member satisfies the independence, financial literacy and other requirements in the Nasdaq listing standards and applicable securities laws. Each current member is also an "audit committee financial expert" as defined by the SEC. The Audit Committee Chair has comprehensive information, technology risk and cybersecurity experience and formal qualifications as well as extensive ESG experience, including with regard to climate change and sustainability reporting. As described above under "Corporate Governance—Board Committees and Meetings," the Audit Committee operates under a written charter adopted by the Board.

The purpose of the Audit Committee includes assisting the Board in the oversight and monitoring of the Company's:

- financial statements and other financial information;
- independent registered public accounting firm;
- internal audit department;
- compliance department;
- systems of internal controls (including those specific to technology and cybersecurity) and accounting policies established by the Company's management and the Board; and
- enterprise risk management.

During fiscal 2022, the Audit Committee's oversight responsibilities also included timely, explicit and continuing consideration of how COVID-19 impacted each of the areas above and its oversight of Deloitte discussed below.

At least annually, the Audit Committee reviews the Company's independent registered public accounting firm to decide whether to retain such firm on behalf of the Company. Deloitte has been the independent registered public accounting firm of the Company (including its predecessor, Walgreens) since May 2002.

When conducting its latest review of Deloitte, the Audit Committee actively engaged with Deloitte's engagement partners and senior leadership where appropriate and considered, among other factors:

- the professional qualifications of Deloitte and that of the lead audit partner and other key engagement partners relative to the current and ongoing needs of the Company;
- Deloitte's historical and recent performance on the Company's audits, including the extent and quality of Deloitte's communications with the Audit Committee related thereto;
- the appropriateness of Deloitte's fees relative to both efficiency and audit quality;
- Deloitte's independence policies and processes for maintaining its independence;
- Deloitte's tenure as the Company's independent registered public accounting firm and the potential for higher quality audit work and operational efficiencies given its depth of understanding of the Company's businesses, operations and systems, accounting policies and practices, and internal controls;
- Deloitte's capability, expertise, and efficiency in handling the breadth and complexity of the Company's operations across the globe;
- Deloitte's demonstrated professional integrity and objectivity, which is furthered by the Audit Committee-led process to rotate and select the lead audit partner and other key engagement partners at least every five years or as otherwise required by applicable law or regulation; and
- the relative costs, benefits, challenges, overall advisability and potential impact of selecting a different independent public accounting firm.

Audit committee report

Deloitte provided the Audit Committee with the written disclosures and the letter required by the applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, and the Audit Committee has discussed and confirmed with Deloitte its independence.

As a result of this evaluation, the Audit Committee approved the appointment of Deloitte as the Company's independent registered public accounting firm for the fiscal year ending August 31, 2023, subject to stockholder ratification.

In addition to its appointment, the Audit Committee is directly responsible for the oversight, compensation (including negotiation of audit fees), and retention of the Company's independent registered public accounting firm. The Audit Committee regularly monitors the audit, audit-related, tax, and other non-audit services provided by the Company's independent registered public accounting firm, specifically considering any potential challenges to auditor independence in the short term and long term.

The applicable Company policy requires the Audit Committee to approve, in advance, certain audit and permissible non-audit services to be performed by the Company's independent registered public accounting firm in excess of certain amounts. Changes in audit and other permissible fees between years generally reflect significant acquisitions and divestitures, macroeconomic factors, changes in systems and business prospects, or other factors that create efficiencies or disruptions for the Company.

The Company's management is responsible for the Company's internal control over financial reporting, the financial reporting process, and the preparation of the Company's financial statements. Deloitte is responsible for performing an independent audit of the Company's financial statements and of the effectiveness of the Company's internal control over financial reporting, in accordance with auditing standards promulgated by the PCAOB, and expressing opinions on the conformity of the financial statements with accounting principles generally accepted in the U.S. and the Company's effectiveness of internal control over financial reporting. The Audit Committee does not itself prepare the Company's financial statements or perform audits, and its members are not auditors or certifiers of such financial statements.

In performing its monitoring and oversight function, the Audit Committee has established procedures to receive and track the handling of complaints regarding accounting, internal control, and auditing matters. The Audit Committee regularly meets with the Company's management, including its General Auditor, and has regular private sessions with the General Auditor without other members of management present. The Audit Committee also regularly meets with Deloitte, with and without members of the Company's management present.

The Audit Committee reviewed and discussed the Company's financial statements with management, including its General Auditor, as well as with Deloitte. The Audit Committee discussed with Deloitte the quality of the Company's accounting principles; the reasonableness of its critical accounting estimates and judgments; and the disclosures in its financial statements, including disclosures relating to significant accounting policies. The Audit Committee discussed with Deloitte the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The Audit Committee also discussed with Deloitte significant disputes with management, if any. The Audit Committee relies, without independent verification, on the information provided to it and on the representations made by the Company's management, including its General Auditor, as well as by Deloitte.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2022.

Audit Committee

Janice M. Babiak, **Chair**
Ginger L. Graham
Valerie B. Jarrett
Nancy M. Schlichting

Stockholder proposals

Vote
⊗ AGAINST

What am I voting on?	The following two proposals were submitted by stockholders.
What is the Board's voting recommendation?	The Board recommends a vote **"AGAINST"** each of the following stockholder proposals. Valid proxies solicited by the Board will be so voted on each proposal unless stockholders specify a contrary choice in their voting instructions.
What is the required vote?	Approval of each of the following stockholder proposals requires the affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on such proposal. If you elect to abstain from voting on any of the following stockholder proposals, the abstention will have the same effect as an "AGAINST" vote on such proposal.

The following two proposals were submitted by stockholders. If the stockholder proponent, or a representative who is qualified under state law, properly presents such proposal for a vote, then the proposal will be voted on at the Annual Meeting.

In accordance with federal securities regulations, we have included each stockholder proposal plus any supporting statement as submitted by the proponent. We accept no responsibility for the accuracy of any stockholder proposal or any supporting statement.

Proposal 4 – Stockholder proposal requesting report on public health costs due to tobacco product sales and the impact on overall market returns

We have been advised that the Sisters of St. Francis of Philadelphia, 609 South Convent Road, Aston, PA 19014, which has indicated it is a beneficial owner of at least $2,000 in market value of our common stock, along with co-filers, intends to submit the following proposal at the Annual Meeting. We will promptly provide the name, address and share ownership information of the co-filers upon a stockholder's request.

Walgreens Boots Alliance
Public Health Costs Created by the Sale of Tobacco Products
2023

RESOLVED, shareholders ask that the board commission and disclose a report on the external public health costs created by the sale of tobacco products by our company (the "Company") and the manner in which such costs affect the vast majority of its shareholders who rely on overall market returns.

The negative health and productivity impacts from consumption of tobacco products impose $1.2 trillion in social damage; tobacco's unpriced social burden amounts to almost 3 percent of global GDP annually.[1]

Yet, in spite of the Company's positioning as a "true health care company"[2] and public pronouncements regarding its commitment to health and wellness[3] as well as the overwhelming evidence that tobacco - a known carcinogen that impairs respiratory function - significantly prejudices the health outcomes of smokers, and particularly smokers infected with COVID-19, the Company continues to sell tobacco products in its stores.

These public health costs, year after year, are devastating to economic growth and further compound the financial devastation wrought by the COVID-19 pandemic. Yet the Company does not disclose any methodology to address the public health costs of its tobacco sales. Thus, shareholders have no guidance as to costs the Company is externalizing and consequent economic harm. This information is essential to shareholders, the majority of whom are beneficial owners with broadly diversified interests.

---

[1]   https://www.cdc.gov/tobacco/data_statistics/fact_sheets/economics/econ_facts/index.htm

[2]   Walgreens CEO Stefano Pessina on comparing strategy with CVS (cnbc.com)

[3]   https://www.walgreensbootsalliance.com/about-us/living-our-values-vision-and-purpose

Stockholder proposals

Our company has signed the Business Roundtable Statement on the Purpose of a Corporation, which reads, "we share a fundamental commitment to all of our stakeholders ... We commit to deliver value to all of them, for the future success of our companies, our communities and our country."

But the Company undermines that commitment and ultimately the interests of its diversified shareholders by not disclosing the social and environmental costs and risks imposed on stakeholders, even when these costs and risks threaten society, the economy and the performance of other companies. All stakeholders are unalterably harmed when companies impose costs on the economy that lower GDP, which reduces equity value. While the Company may profit by ignoring costs it externalizes, diversified shareholders will ultimately pay these costs, and they have a right to ask what they are.

The Company's prior disclosures do not address this issue, because they do not address the public health costs that the company's tobacco sales impose on shareholders as diversified investors who must fund retirement, education, public goods and other critical social needs. This is a separate social issue of great importance. A report would help shareholders determine whether these externalized costs and the economic harm they may create ultimately serve their interests.

The board's statement in opposition to proposal 4

The Board has carefully considered this stockholder proposal and recommends that stockholders vote AGAINST the proposal because, as described below, the Board believes that the requested report is not necessary or in our stockholders' best interests.

Commissioning a report to extrapolate the Company's impact on public health costs and overall market returns is not practicable and not an appropriate use of Company resources.

We believe the requested report is not practical and would require a variety of assumptions and considerable external experts in order to accurately implement the proponents' request that the Company quantify the impact of a singular aspect of the Company's operations (i.e., the sale of one type of product) on the global economy or on stockholders worldwide who hold diversified portfolios. Further, we disagree with the proponents' assertion that this information is essential to stockholders; *when the Company received a nearly identical proposal at last year's annual meeting, the proposal received support from less than 12% of the votes cast at the annual meeting*. We also disagree that the Company's commitment to its stockholders is diluted in any way by not disclosing the Company's impact on external public health costs generally, and we do not believe the requested report would meaningfully add to the wealth of information and expertise otherwise available to globally diversified investors.

The Company already limits sales of tobacco products and is committed to helping people quit tobacco.

The Company touches millions of lives around the world every day, through the medicines we dispense and distribute, our convenient retail stores, and our health and beauty products. We deliver healthcare and support communities through both our day-to-day operations and our business values. The Company continually reviews and assesses its product assortment, including tobacco. We value the opinions of stakeholders on this topic and have engaged with a number of stockholders and other stakeholders in recent years on this topic.

Outside of North America, the Company's pharmacy businesses do not sell tobacco products. In February 2020, Walgreens stores ceased selling e-cigarette products, a decision that was taken as health officials examined the issue and as a number of U.S. states and municipalities developed regulations regarding the sale of these products.

In the U.S., Walgreens has de-emphasized tobacco products. We have a zero-tolerance policy that prohibits the sale of tobacco products to those under 21, and any employee violating the policy is subject to immediate termination. We require age verification from anyone purchasing these products, regardless of age, in all of our U.S. stores. Store employees are trained on this policy and signs notify customers of the identification requirements. In addition to these measures, Walgreens has developed a compliance monitoring program that employs data analytics to review all tobacco sales transactions for compliance with our policies on sales of age-restricted products.

Walgreens is also committed to having pharmacy play a role in helping people quit tobacco. Walgreens pharmacists and technicians are trained to support a patient's attempt to quit. Walgreens also offers digital support tools, prescription and over-the-counter products and an incentive program through the myWalgreens Health Goals platform to encourage and support our customers' choices regarding their use of tobacco products. In fiscal 2022 we saw an increase in our sales of smoking cessation products in our stores, compared with fiscal 2021, and in the same period sales of cigarettes and e-tobacco products decreased by 16 percent. In 2021, the Company decided to terminate all promotional programs with regard to tobacco products in an effort to reduce the engagement of tobacco with our customers. Since its inception in October 2015 and as of August 31, 2022, the "Walgreens Quit Smoking" page on the Company's website, which features expert tips and treatments and provides tools to help individuals stop smoking has received more than 460,000 visits. In addition, during fiscal 2022, more than 500 team members completed a stop smoking program, which included a personalized plan, discussion with a trained pharmacist and free nicotine replacement therapy patches or gum.

The Company is committed to advancing public health, as demonstrated by the material impact we have had in promoting health and wellness in communities we serve around the world.

We deliver healthcare and support communities through both our day-today operations and our business values. These essential roles are central to fulfilling our purpose to help people live more joyful lives through better health. Healthcare is at the center of our strategy, reflecting our operations and our corporate vision to be the leading partner in reimagining local healthcare and well-being for all.

Our public health efforts are embedded in our business strategy, which includes commitments to serve the needs of each neighborhood and create greater access for every person in every community addressing all dimensions of physical, emotional and mental health. Through our business activities, advocacy work and ESG initiatives, we engage with local communities to improve societal health and well-being, especially in markets with large populations of uninsured and underinsured people.

Each year we lead multiple programs across our Company to promote our purpose. For example, we have programs and campaigns to improve access to affordable, quality healthcare and awareness about critical health issues, with a specific focus on health equity, and have invested significant resources in our efforts to combat opioid abuse and prevent overdose-related deaths. We also have active partnerships to help support people living with cancer, empower young people and combat hygiene poverty. Just in fiscal 2021, the Company helped provide a total of 70 million immunizations for children in developing countries, raised over $20 million for the Susan G. Komen and The Leukemia & Lymphoma Society, and raised more than $21 million for Red Nose Day, which supports programs to end child poverty and ensure a healthy future for all children, which brings the total raised by the Company for Red Nose Day since 2016 to $240 million.

Many of our efforts as a Company are focused on striving to ensure healthcare is accessible and equitable for everyone, no matter their race, ethnicity or location. We believe that disparities in care lead to disparities in health and that communities and patients experiencing health disparities face more barriers to health and wellness services and poorer health outcomes. We established our Walgreens Chicago Health Equity Incubator pilot in Chicago in August 2020 with one store. The purpose of the incubator is to address health disparities through pharmacist provided patient – and community-centered healthcare services. Three months later, it expanded to 15 more stores on the South and West sides of Chicago. We have also increased collaborations with healthcare service providers covered on our Walgreens app, which helps to increase access. As of the end of fiscal 2021, 34 million consumers had participated in health education initiatives through our website.

Finally, we have also continued our efforts on the front lines of combating the COVID-19 pandemic. The Company has invested considerable resources in providing support in our communities throughout the pandemic. The global pandemic has validated the role of pharmacy in local communities, as we have administered millions of vaccines, completed millions of COVID-19 tests and fulfilled millions of same-day orders. Our pharmacists are trusted, expert voices to help people stay safe and healthy from the virus.

* * *

We remain dedicated to our purpose: more joyful lives through better health through our contributions to healthy communities, a healthy planet, a sustainable marketplace and an inclusive workplace. In spite of the challenging times, we remain committed to serving our communities and driving our efforts to care for our team members, customers, business partners and other stakeholders. We believe that the Company's focus and resources would be better spent on furthering these goals, which clearly support public health, instead of commissioning the requested report, which we do not believe would provide meaningful new information to stockholders.

The Board recommends that stockholders vote AGAINST Proposal 4. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

Proposal 5 – Stockholder proposal requesting an independent board chairman

We have been advised that Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, who has indicated he is a beneficial owner of at least $2,000 in market value of our common stock, intends to submit the following proposal at the Annual Meeting.

Proposal 5 – independent board chairman

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as follows:

Whenever possible, the Chairman of the Board shall be an Independent Director. The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis.

The Chairman shall not be a former employee of the company.

The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company. The job of the CEO is to manage the company. The job of the Chairman is to oversee the CEO and management.

Management said that the Boards current leadership structure provides effective oversight. The objective of this proposal is to improve the effectiveness of Board oversight. Better is not the enemy of good.

There are too many challenges in today's business environment for one person to hold the 2 most important jobs at a company with 315,000 employees. Plus in a recent 5-year period Walgreens stock fell from $77 to $39.

Please vote yes:



Independent Board Chairman – Proposal 5

The board's statement in opposition to proposal 5

The Board has carefully considered this stockholder proposal and recommends that stockholders vote AGAINST the proposal for the following reasons:

The Company's Board leadership structure should be tailored to the Company's evolving needs and not limited to the stockholder proposal's "one-size-fits-all" approach.

Decisions regarding the Board's leadership structure are of critical importance to the functioning of the Board and the Company. The Company's directors have a fiduciary duty to regularly consider the most appropriate Board leadership structure in light of the Company's specific and evolving circumstances.   The Board believes that it should not be constrained by a policy mandate when making decisions related to the leadership structure of the Company and that these decisions must be based on the application of business judgment and consideration of relevant circumstances to meet the unique business needs of the Company. Accordingly, as discussed above under "Corporate Governance—Board Structure—Board Leadership Structure," our governing documents provide the Board with the flexibility to select the most appropriate Board leadership structure for the Company, including selecting a Lead Independent Director to help promote robust independent leadership on the Board when our Chairman is also our Chief Executive Officer or another director who does not qualify as independent. Our Board believes that the Company and its stockholders benefit from this flexibility, and that the Board is best positioned to make this determination given our directors' knowledge of the Company's leadership team, strategy, challenges and opportunities over time. Arbitrarily limiting the ability of the Board to determine the most effective leadership structure for the Company on a case-by-case basis restricts the Board from protecting and enhancing long-term stockholder value. The Board believes that it is in the best interests of our stockholders for the Board to continue to determine on a case-by-case basis the most effective leadership structure for the Company, rather than take the stockholder proposal's rigid, "one-size-fits-all" approach to Board leadership.

The Board's current leadership structure provides effective, independent Board oversight.

Our current Board leadership structure is designed to meet the unique business needs of the Company and to build on the strengths of our Board. Each year the Nominating and Governance Committee reviews and makes recommendations on the appropriate governance framework for our Board leadership. The Nominating and Governance Committee takes into consideration governance best practices, feedback from stockholders and the facts and circumstances of the Company and Board.

The Company has had a separate Chairman and Chief Executive Officer since 2009. Our current Board leadership structure includes Stefano Pessina serving as Executive Chairman of the Board, Rosalind Brewer serving as CEO, and Ginger Graham serving as Lead Independent Director. As described in more detail in "Corporate Governance—Board Structure—Strong Independent Board Leadership," this structure provides for leadership of the Board that consists of a strong independent director with substantial structural influence, a non-independent member who has extensive experience in the Company's industry and a unique understanding of the Company's operations, and a CEO who has unfettered access to both the Lead Independent Director and Executive Chairman as resources in developing and executing the Company's strategy. We believe our Board leadership structure has served the Company well since its adoption, with the election of a strong lead independent director being critical to provide robust independent leadership on the Board. Since the Chairman of the Board currently is not an independent director, the Corporate Governance Guidelines require the independent directors to select a Lead Independent Director who is vested with significant responsibilities. Our Lead Independent Director is elected annually by the independent directors in executive session with no non-independent directors or management present. Ms. Graham was appointed as our Lead Independent Director in October 2022 as the successor to Bill Foote, who had served as Lead Independent Director since 2015. Ms. Graham was selected by her fellow independent directors in recognition of her extensive understanding of the Company's governance framework and ability to effectively oversee and enhance it, as well as her effective leadership capabilities and communication skills and demonstrated ability to serve as a judicious resource for other directors and facilitator of conversations among the Board and with management. As Lead Independent Director, Ms. Graham's responsibilities include:

- Presiding at all meetings of the independent directors and all meetings of the Board at which the Chairman of the Board is not present;
- Encouraging and facilitating the active participation of all directors;
- Serving as a communication facilitator between the CEO and other members of senior management on the one hand and the independent and non-management directors on the other hand (without inhibiting direct communication between senior management and other directors), and between individual directors and the Board, including by:
  - Providing the CEO and other members of senior management with feedback as determined in executive sessions;
  - Being available to discuss with independent and non-management directors any concerns they may have and, as appropriate, relaying any concerns to the full Board and/or the CEO or other members of senior management; and
  - Being a sounding board and advisor to the CEO and/or other members of senior management regarding her concerns and those of the independent directors;
- Approving, in consultation with the Executive Chairman of the Board and other members of senior management to the extent practicable, the information to be provided to the Board in preparation for and at Board meetings, and consulting with directors as to their information needs;
- Approving Board meeting agendas after conferring with the Executive Chairman of the Board, as appropriate, including adding agenda items in her discretion;
- Approving Board meeting schedules to provide sufficient time for discussion of all agenda items;
- Calling meetings of the independent directors in her sole discretion, as and when required;
- Leading the Board's annual evaluation of the Executive Chairman of the Board and CEO;
- Making herself available to advise the Committee chairs in fulfilling their designated roles and responsibilities to the Board;
- Upon the reasonable request of a major stockholder, making herself available for consultation and direct communication with such stockholder where appropriate; and
- Performing such other functions as the Board or other directors may request.

The Board believes that this structure is optimal at this time because it allows our CEO to focus on leading our business and operations, which is particularly critical given the Company's transformation into healthcare and need to execute on its strategic plan. At the same time, the Executive Chairman can focus on leadership of the Board, including calling and presiding over its meetings and preparing meeting agendas in collaboration with our CEO and the Lead Independent Director, while working collaboratively with senior management. Similarly, the Lead Independent Director can provide leadership for independent oversight of executive management by (i) encouraging active participation of all directors, (ii) leading discussions of sensitive matters with independent directors and serving as a liaison and supplemental channel of communication between independent directors and the management directors and (iii) serving as a sounding board and advisor to the management directors.

The Company's corporate governance policies and practices promote effective, independent Board oversight.

The Board believes that a commitment to strong corporate governance standards is an essential element of enhancing long-term stockholder value in a sustainable manner. The Board believes that its commitment to good governance that provides independent oversight is demonstrated in part by the continuous implementation of best governance practices, including:

- **Annual Board Elections —** Directors are elected annually and by a majority of the votes cast in uncontested director elections;
- **Stockholder Rights —** Our stockholders have cumulative voting rights, the right to call special meetings and a market-standard proxy access right;
- **Majority Independent Board —** Eight out of 10 of our Board nominees are independent; Ms. Brewer, our CEO, and Mr. Pessina, our Executive Chairman, are the only director nominees who are not independent. The Company's Corporate Governance Guidelines require that the Board consist of a substantial majority (at least two-thirds) of independent directors;
- **Active and Experienced Board —** Our directors are highly-qualified and engaged with the relevant business experience and skills to oversee management;
- **Director Succession Planning and Board Refreshment —** Our Nominating and Governance Committee oversees succession planning for Board and Committee membership and allows the Board to plan for replacement of departing director skill sets and committee leadership and membership. Mr. Foote, in his prior role as Chair of the Nominating and Governance Committee, led a robust succession planning program for the Board, which, excluding Ms. Brewer's addition to the Board, has resulted in the addition of four new directors since October 2020. As our new Nominating and Governance Committee Chair, Ms. Graham will continue the robust program;
- **Stockholder Engagement Program —** We value an open dialogue with our stockholders, and we believe that regular communication with our stockholders and other stakeholders is a critical part of enabling our long-term success. We engage with our stockholders through a continuous engagement program which is management-led and overseen by the Board. More information regarding our robust stockholder engagement program can be found on pages 8, 31 and 61;
- **Robust Board Evaluation and Director Peer Review Process —** The Nominating and Governance Committee oversees an annual evaluation process led by the Lead Independent Director and each director completes an annual self-evaluation of the Board and the committee(s) on which he or she serves. The results of this annual self-evaluation are discussed by the full Board and each committee, as applicable, and changes to the Board's and its committees' practices are implemented as appropriate. In addition, the Lead Independent Director typically conducts a confidential director peer review process to obtain candid feedback with regard to contributions of other directors and the Board as a whole. The Executive Chairman in turn performs this peer review process with regard to the Lead Independent Director;
- **Third-Party Board Evaluations —** In order to enhance our Board effectiveness and continually improve our governance practices, in 2022, the Nominating and Governance Committee introduced periodic third-party director evaluations as a new component of its Board evaluation program. The Nominating and Governance Committee believes that third-party evaluations will strengthen Board effectiveness as the third party will bring broad market insight and an objective, candid perspective on a wide range of governance matters, including board dynamics, structure and composition, information practices, meeting schedules and agendas, decision-making and overall effectiveness. In years that third-party evaluations are utilized, currently anticipated to be at least every three years, the evaluations will be conducted along with our standard self-evaluations and in lieu of the Company's standard confidential peer review process;
- **Independent Standing Board Committees —** The Board's Audit Committee, Compensation and Leadership Performance Committee, Finance and Technology Committee and Nominating and Governance Committee are each composed entirely of independent directors. Each committee is led by an independent director that the Board believes has the specific skills and attributes to effectively lead the respective committee. This vests the independent directors with oversight of critical matters, such as the integrity of the Company's financial statements, the Company's enterprise risk management function, the compensation of executive officers, the annual self-evaluation of the Board and its committee, and the Company's material financing and capital expenditure transactions and technology strategy; and

• **Executive Sessions of the Independent Directors —** Our independent directors hold regularly scheduled executive sessions without our management present. These executive sessions of independent directors are chaired by our Lead Independent Director. During these executive sessions, the independent directors discuss matters of concern as well as any matter they deem appropriate, including evaluations of the Executive Chairman and the CEO, Board meeting matters and Board effectiveness.

*   *   *

As a result of the above information, the Board believes that the rigid approach to the Company's leadership structure requested by the proposal is not necessary and not in the best interest of our stockholders. The Board believes it is best positioned to determine the most effective leadership structure for the Company based on the application of business judgment and consideration of the relevant circumstances currently facing the Company.

The Board recommends that stockholders vote AGAINST Proposal 5. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

Questions and answers about the proxy materials and the annual meeting

Q: **If I received a Notice of Internet Availability, how may I receive proxy materials?**

A: We use the "e-proxy" rules of the SEC, which allow companies to furnish their proxy materials over the Internet instead of mailing printed copies of the proxy materials to each stockholder. As a result, we are mailing to most of our stockholders a notice about the Internet availability of the proxy materials (the "Notice of Internet Availability"), which contains instructions on how to access this Proxy Statement, the accompanying Notice of 2023 Annual Meeting of Stockholders, and the 2022 Annual Report online.

If you received the Notice of Internet Availability by mail, you will not automatically receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability instructs you on how to access and review all of the important information contained in the proxy materials and how you may submit your proxy. The Notice of Internet Availability also contains information about how stockholders may, if desired, request a printed copy of these proxy materials.

Stockholders who do not receive the Notice of Internet Availability will receive a printed copy of these proxy materials by mail unless they have previously requested electronic delivery. We are providing notice of the availability of those materials by email to those stockholders who have previously elected to receive the proxy materials electronically. The email contains a link to the website where those materials are available, as well as a link to the proxy voting website.

Q: **How many shares are entitled to vote? How many votes per share may I cast?**

A: Stockholders of record of our common stock as of the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. As of the Record Date, 862,334,230 shares of our common stock were outstanding.

Our stockholders have cumulative voting rights in the election of directors (Proposal 1) and one vote per share on all other matters. Cumulative voting allows a stockholder to multiply the number of shares owned by the number of directors to be elected and to cast an equal number of votes for each of the 10 nominees to the Board, distribute their votes among as many nominees as they choose, or cast all their votes for one nominee.

Q: **What is the difference between holding shares as a stockholder of record and as a beneficial owner?**

A: Most of our stockholders hold their shares beneficially through a broker, bank, or other nominee rather than directly in their own name. There are some distinctions between shares held of record and shares owned beneficially, specifically:

Shares held of record: If your shares are registered directly in your name with our transfer agent, EQ Shareowner Services, then you are considered the stockholder of record with respect to those shares, and we are sending these proxy materials directly to you. As a stockholder of record, you have the right to grant your voting proxy directly to us or to vote at the Annual Meeting. If you received your proxy materials by mail, we have enclosed an accompanying proxy card for you to use. You may also submit voting instructions via the Internet or by telephone by following the instructions on the accompanying proxy card or Notice of Internet Availability, as described below under "How can I vote my shares without attending the Annual Meeting?" If you are a stockholder of record and choose to cumulate your votes in the election of directors, you must notify us in writing at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary or at WBABoard@wba.com and such notice must be received by the Company prior to the Annual Meeting or, if you vote in person at the Annual Meeting, notify the chair of the Annual Meeting prior to the commencement of voting.

Shares owned beneficially: If your shares are held in a brokerage account or by a broker, bank or other nominee, you are considered the beneficial owner of shares held in street name. Consequently, these proxy materials are being forwarded to you by your broker, bank, or other nominee, which is considered the stockholder of record with respect to those shares.

As a beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote the shares in your account, and you are also invited to attend and vote your shares at the Annual Meeting. However, because you are not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you request and receive a valid legal proxy from your broker, bank, or other nominee. Your broker, bank, or other nominee has provided a voting instruction form for you to use to direct them regarding how to vote your shares. Please instruct your broker, bank, or other nominee how to vote your shares using the voting instruction form you received from them or vote at the Annual Meeting. If you hold shares through a broker, bank, or other nominee and choose to cumulate your votes in the election of directors, you should contact them.

Q: Can I attend the Annual Meeting? How do I pre-register?

A: In addition to our personnel and guests, only the following persons may attend the Annual Meeting:

- A Company stockholder as of the Record Date, or one named representative in lieu thereof; and

- One guest of such stockholder or named representative.

Any stockholder, its named representative and/or guest who attends the Annual Meeting must be pre-registered and obtain an admission ticket in advance. Stockholders will need the 16-digit control number printed on the Notice of Internet Availability, voter instruction form or proxy card and, if applicable, will need to pre-register their named representative and any guest thereof. You should follow the instructions under "Additional Information—Attending the Annual Meeting" below to pre-register and obtain an admission ticket for yourself, your named representative, or any guest. **Attendees must be pre-registered by no later than 11:59 p.m., Eastern Time, on Thursday, January 19, 2023.**

For admission to the Annual Meeting, each attendee must present (i) a valid, government-issued photo identification and (ii) the above-referenced admission ticket in the attendee's name. Whether or not you attend the Annual Meeting, the event will be made available via webcast on our website at https://investor.walgreensbootsalliance.com. Since seating will be limited, admission to the Annual Meeting will be on a first come, first served basis.

A webcast replay of the entire meeting will be posted to our Investor Relations website at https://investor.walgreensbootsalliance.com following the Annual Meeting.

Q: How can I vote my shares at the Annual Meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the Annual Meeting. Even if you plan to attend the Annual Meeting, we recommend that you vote in advance, as described below under "How can I vote my shares without attending the Annual Meeting?" so that your vote will be counted if you later decide not to attend the Annual Meeting.

Shares held in street name through a brokerage account or by a broker, bank or other nominee may be voted in person at the Annual Meeting by you only if you obtain a valid legal proxy from your broker, bank or other nominee giving you the right to vote your shares.

Q: How can I vote my shares without attending the Annual Meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may vote by proxy or by submitting a voting instruction form without attending the Annual Meeting.

Shares held of record: If you hold your shares directly as the stockholder of record and you received a printed copy of the proxy materials by mail, you may vote without attending the Annual Meeting by one of the following methods:

- *By Mail:* Complete, sign and date the enclosed proxy card and return it in the prepaid envelope provided;

- *By Telephone:* Call the toll-free telephone number set forth on the proxy card and follow the recorded instructions; or

- *By Internet:* Go to *https://www.proxyvote.com* and follow the instructions on the website.

Please refer to the specific instructions set forth on the proxy card you received.

If you are a stockholder of record and you received a Notice of Internet Availability, you may vote without attending the Annual Meeting by accessing the secure Internet website registration page identified on the Notice of Internet Availability and following the instructions. Alternatively, you may vote by mail or telephone if you request a printed copy of the proxy materials by calling the toll-free telephone number set forth on the Notice of Internet Availability. Please refer to the specific instructions set forth in the Notice of Internet Availability you received.

Please note that the Internet and telephone voting facilities for stockholders of record will close at 11:59 p.m., Eastern Time, on January 25, 2023.

Shares held beneficially: If you hold your shares in street name through a brokerage account or by a broker, bank or other nominee, you should have received instructions on how to vote your shares or how to instruct your broker, bank or other nominee to vote your shares. Please follow their instructions carefully. If you give the broker voting instructions, your shares will be voted as you direct. **Please note that brokers, banks and other nominees may not vote your shares on non-routine matters in the absence of specific instructions from you, so please provide your voting instructions so your vote can**

be counted. **The determination of whether a proposal is "routine" or "non-routine" will be made by the NYSE or by Broadridge Financial Solutions, our independent agent to receive and tabulate stockholder votes, based on NYSE rules that regulate member brokerage firms. If a proposal is deemed "routine" and you do not give instructions to your broker or nominee, they may, but are not required to, vote your shares with respect to the proposal. If the proposal is deemed "non-routine" and you do not give instructions to your broker or nominee, they may not vote your shares with respect to the proposal and the shares will be treated as broker non-votes.**

If you hold your shares in street name through a brokerage account or by a broker, bank or other nominee, then you generally may vote without attending the Annual Meeting by one of the following *methods:*

- *By Mail:* If you received a printed copy of the proxy materials, you may vote by signing, dating and returning the voting instruction card sent to you by your broker, bank, or other nominee in the pre-addressed envelope provided; or

- *By Methods Listed on Voting Instruction Card:* Please refer to your voting instruction card or other information provided by your broker, bank or other nominee to determine whether you may provide voting instructions by telephone or electronically on the Internet, and follow the instructions on the voting instruction card or other information provided by the broker, bank or other nominee.

Q: **Can I change my vote or revoke my proxy?**

A: If you are the stockholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

- Filing a timely written notice of revocation with us at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary;

- Submitting a new proxy at a later date via the Internet, by telephone or by mail to Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary; or

- Attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account or by a broker, bank or other nominee, you should follow the instructions provided by them to revoke a proxy.

Only the latest validly executed proxy that you submit will be counted.

Q: **How will my shares be voted if I sign, date and return a proxy card without giving specific voting instructions?**

A: You may vote "For," "Against" or "Abstain" with respect to each of the proposals.

If you sign and return your accompanying proxy card without giving specific voting instructions, your shares will be voted as recommended by the Board and, with respect to any other matters to be voted upon at the Annual Meeting, in accordance with the discretion of the persons named on the accompanying proxy card. Furthermore, if you sign and return your accompanying proxy card without giving specific voting instructions regarding the election of directors, then the persons named on the accompanying proxy card will have discretionary authority to cumulate votes and to allocate such votes among some or all of the nominees recommended by the Board.

Q: **Who will count the votes?**

A: A representative of Broadridge Financial Solutions, Inc. will tabulate the votes, and a representative of CT Hagberg LLC will act as the inspector of election. Each firm is independent of the Company.

Q: **Is my vote confidential?**

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed to us or to third parties, except to allow for the tabulation and certification of votes and as necessary to meet applicable legal requirements, or to assert or defend claims for or against us. If you write comments on your proxy card or ballot, the proxy card or ballot may be forwarded to our management or to the Board for their review.

Q: **What is the quorum requirement for the Annual Meeting?**

A: The quorum requirement for holding the Annual Meeting and transacting business is a majority of the outstanding shares entitled to be voted at the Annual Meeting. The shares may be present in person or represented by proxy at the Annual Meeting. Abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Once a share is represented for any purpose at the Annual Meeting, it will be deemed present for the purpose of the quorum requirement for the remainder of the meeting (including any meeting resulting from an adjournment of the Annual Meeting, unless a new record date is set).

Q: What is the voting requirement to approve each of the proposals? What effect will abstentions and broker non-votes have?

A: Proposal 1 (Election of Directors). The election of directors at the Annual Meeting is an uncontested election. This means, with respect to the election of directors, the number of votes "FOR" a director's election must be a majority of the votes cast by the holders of the shares of our common stock voting in person or by proxy at the Annual Meeting with respect to that director's election. Abstentions with respect to a director will have the same effect as a vote "AGAINST" him or her.

Other Proposals. The affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the matter is required to approve each of the other proposals to be voted on at the Annual Meeting. For each of these proposals, abstentions have the same effect as a vote "AGAINST" approval of that proposal.

Broker Non-Votes. If you are a beneficial holder and do not provide specific voting instructions to your broker, then the organization that holds your shares will not be authorized to vote your shares on "non-routine" matters, which would result in "broker non-votes". Accordingly, we encourage you to vote promptly, even if you plan to attend the Annual Meeting. Broker non-votes will not have an effect on any of the proposals presented at the Annual Meeting.

Q: What does it mean if I receive more than one Notice of Internet Availability, proxy card or voting instruction form?

A: It generally means your shares are registered differently or are in more than one account. Please provide voting instructions for each proxy card or, if you vote via the Internet or by telephone, vote once for each Notice of Internet Availability or proxy card you receive so as to ensure that all of your shares are voted.

Q: Where can I find the voting results of the Annual Meeting?

A: We expect to announce preliminary voting results at the Annual Meeting. We will publish the voting results in a Current Report on Form 8-K filed with the SEC subsequent to the Annual Meeting.

Q: Who will bear the cost of soliciting votes for the Annual Meeting?

A: We will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials. We will also bear the cost of soliciting proxies on behalf of the Board. We will also provide copies of these proxy materials to banks, brokerage firms, fiduciaries and custodians holding in their names shares of our common stock beneficially owned by others, so that they may forward these proxy materials to the beneficial owners. We will, upon request, reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation materials to such beneficial owners.

We have retained the services of Alliance Advisors LLC to aid in the solicitation of proxies. We expect that we will pay Alliance Advisors LLC fees of approximately $11,000 in the aggregate, plus reasonable out-of-pocket expenses, for soliciting proxies. We have agreed to indemnify Alliance Advisors LLC against certain liabilities relating to or arising out of their engagement.

Solicitations may also be made by personal interview, mail, telephone, email, other electronic channels of communication, or otherwise by certain of our directors, officers and other employees, but we will not reimburse or provide additional compensation to these persons for these services.

Q: Where can I find additional copies of the proxy materials?

A: The Notice of Internet Availability, this Proxy Statement and the 2022 Annual Report are available at https://www.proxyvote.com. We have also made available on our website at https://investor.walgreensbootsalliance.com the 2022 Annual Report, including the financial statements and schedules.

We will furnish, on written request and without charge, a printed copy of this Proxy Statement and the 2022 Annual Report to each person whose proxy is solicited and to each person representing that, as of the Record Date, he or she was a beneficial owner of shares entitled to be voted at the Annual Meeting. Such written request should be addressed to us at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary.

Q: How do I obtain a separate set of proxy materials if I share an address with other stockholders?

A: To reduce expenses, in some cases, we are delivering one set of proxy materials to certain stockholders who share an address, unless otherwise requested. This is pursuant to a procedure approved by the SEC called "householding." If you received your proxy materials by mail, a separate proxy card is included in the proxy materials for each of these stockholders.

If you share an address with another stockholder and received only one set of proxy materials, or would otherwise like to request a separate copy of these materials, please contact Broadridge Financial Solutions, Inc. at 1-866-540-7095 or in writing at Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. We will promptly deliver a separate copy (free of charge) upon request. Similarly, if you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the Notice of Internet Availability or, if applicable, this Proxy Statement and the 2022 Annual Report, or if you hold stock in more than one account, and in either case, you wish to receive only a single copy of each of these documents for your household, you may also contact Broadridge Financial Solutions, Inc. If your shares are held through a brokerage account, please contact your broker directly.

Stockholders who participate in householding will continue to receive separate proxy cards to vote their shares, if you receive your proxy materials by mail. Stockholders that receive the Notice of Internet Availability will receive instructions on how to vote their shares via the Internet. Householding does not affect dividend check mailings.

Q: How can I obtain an additional proxy card or voting instruction form?

A: If you lose, misplace or otherwise need to obtain a Notice of Internet Availability, proxy card or voting instruction form and:

- You are a stockholder of record, contact us in writing at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary; or

- You are the beneficial owner of shares held indirectly through a broker, bank or other nominee, contact your account representative at that organization.

Additional information

Attending the annual meeting

In order to help ensure the safety of all attendees at the Annual Meeting, we have implemented the following policies.

Eligible Attendees. In addition to our personnel and guests, only the following persons may attend the Annual Meeting:

- A Company stockholder as of the Record Date, or one named representative in lieu thereof; and
- One guest of such stockholder or named representative.

Obtaining an Admission Ticket. Any stockholder, named representative or guest who attends the Annual Meeting must be pre-registered and obtain an admission ticket in advance.

- In order to obtain an admission ticket, please click on the "Register for Meeting" button found at https://www.proxyvote.com and follow the instructions provided. Attendees must print their own admission ticket and bring it to the Annual Meeting to gain access.
- A stockholder will need the 16-digit voting control number found on his, her or its Notice of Internet Availability, proxy card, or voting instruction form in order to pre-register and obtain an admission ticket, and, if applicable, will need to pre-register their named representative and any guest thereof.
- If a stockholder does not have Internet access or is unable to print an admission ticket, then they can register by calling Broadridge Financial Solutions, Inc. at 1-844-318-0137.

Admission Procedures. For admission to the Annual Meeting, each attendee must present (i) valid, government-issued photo identification (such as a driver's license or passport) and (ii) an admission ticket. Persons without proper identification or an admission ticket may be denied admission to the Annual Meeting.

Registration Deadline. Attendees must be pre-registered by no later than 11:59 p.m., Eastern Time, on Thursday, January 19, 2023.

Additional Security Measures. No weapons, cameras, recording devices, laptops, tablets, or briefcases, backpacks, or other large bags or packages, will be permitted at the Annual Meeting. For security reasons, all attendees may be subject to security inspections, and all bags may be searched. No one will be admitted to the Annual Meeting once the meeting has commenced.

Special Precautions Due to COVID-19. In order to protect the health and safety of our directors, employees and stockholders, we are taking special precautions in connection with the Annual Meeting due to the health impact of COVID-19. If you are not feeling well, have had close contact with someone who has tested positive for, or think you may have been exposed to, COVID-19, we ask that you vote by proxy for the meeting. We will require all attendees to comply with the Company's policies in place at the time of the meeting, which may include but are not limited to temperature checks, attendance limitations, social distancing and other safety protocols in accordance with any then-required federal, state and local guidelines. We also strongly encourage stockholders who plan to attend the Annual Meeting to review and follow the relevant guidance from public health authorities prior to attendance.

Seating at the Annual Meeting is limited, and admission is on a first come, first served basis. Please note that the Annual Meeting is a procedural business meeting, and item samples will not be offered.

Stockholder proposals for inclusion in the proxy statement for the 2024 annual meeting

We plan to hold the 2024 Annual Meeting on or around January 25, 2024, at a time and place to be specified in our Proxy Statement for that meeting.

We welcome comments or suggestions from our stockholders. If a stockholder wishes to have a proposal formally considered at the 2024 Annual Meeting and included in our Proxy Statement for that meeting, then we must receive the proposal in writing on or before the close of business on August 10, 2023 (or, if the date of the 2024 Annual Meeting is moved by 30 days from the anniversary of this year's Annual Meeting, the deadline will be a reasonable time before we begin to print and send our proxy materials, which date we will announce separately), and the proposal must otherwise comply with Rule 14a-8 under the Exchange Act. The proposal must be delivered in writing to us at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary.

Director nominations for inclusion in the proxy statement for the 2024 annual meeting

The Board has implemented proxy access, which allows a stockholder or group of up to 20 stockholders owning in aggregate 3 percent or more of our outstanding common stock continuously for at least three years, to nominate and include in our proxy materials director nominees constituting up to 20 percent of the number of directors in office (rounding down); provided that the stockholder(s) and nominee(s) satisfy the requirements in our by-laws.

If a stockholder or group of stockholders wants to nominate one or more director candidates to be included in our proxy materials for the 2024 Annual Meeting pursuant to the proxy access provisions in our by-laws, then we must receive proper written notice of such nomination at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary, by no earlier than the close of business on July 11, 2023 and no later than the close of business on August 10, 2023, and the nomination must otherwise comply with our by-laws. If, however, the date of the 2024 Annual Meeting is changed and is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, then we must receive such written notice no earlier than the close of business on the 150th day prior to the 2024 Annual Meeting and not later than the close of business on the later of the 120th day prior to the 2024 Annual Meeting or, if the first public announcement of the date of the 2024 Annual Meeting is less than 130 days prior to the date of such meeting, the 10th day following the public announcement of the date of the 2024 Annual Meeting. Failure to comply with the requirements, procedures, and deadlines in our by-laws may preclude the proxy access nomination of the applicable candidate(s) for election at the 2024 Annual Meeting.

Other proposals or director nominations for presentation at the 2024 annual meeting

Stockholder proposals or director nominations that are not intended for inclusion in our Proxy Statement for the 2024 Annual Meeting may be brought before the 2024 Annual Meeting in accordance with the advance notice procedures described in our by-laws. Under our by-laws, if a stockholder wishes to present other business or nominate a director candidate at the 2024 Annual Meeting, then we must receive proper written notice of any such business or nomination at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary, by no earlier than the close of business on September 28, 2023 and no later than the close of business on October 28, 2023, and each such proposal, nomination, and nominee must otherwise comply with our by-laws. If, however, the date of the 2024 Annual Meeting is changed and is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, then we must receive such notice no earlier than the close of business on the 120th day prior to the date of the 2024 Annual Meeting and not later than the close of business on the 90th day prior to the date of the 2024 Annual Meeting or, if the first public announcement of the date of the 2024 Annual Meeting is less than 100 days prior to the date of such meeting, the 10th day after the first public announcement of the date of the 2024 Annual Meeting. Failure to comply with the requirements, procedures, and deadlines in our by-laws may preclude presentation and consideration of the matter or nomination of the applicable candidate(s) for election at the 2024 Annual Meeting.

Further, to comply with the universal proxy rules, if a stockholder intends to solicit proxies in support of director nominees submitted under these advance notice provisions, then we must receive proper written notice that sets forth all information required by Rule 14a-19 under the Exchange Act at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary, by November 27, 2023 (or, if the 2024 Annual Meeting is called for a date that is not within 30 calendar days of the anniversary of the date of the 2023 Annual Meeting, then notice must be provided by the later of 60 calendar days prior to the date of the 2024 Annual Meeting or by the close of business on the 10th calendar day following the day on which public announcement of the date of the 2024 Annual Meeting is first made). The notice requirement under Rule 14a-19 is in addition to the applicable advance notice requirements under our by-laws as described above.

Cautionary note regarding forward-looking statements

This Proxy Statement contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements with respect to the CLP Committee's intentions regarding future uses of discretion and statements relating to our ESG-related goals and commitments. Words such as "expect," "likely," "outlook," "forecast," "preliminary," "pilot," "would," "could," "should," "can," "will," "project," "intend," "plan," "goal," "guidance," "target," "aim," "continue," "sustain," "synergy," "transform," "accelerate," "model," "long-term," "on track," "on schedule," "headwind," "tailwind," "believe," "seek," "estimate," "anticipate," "upcoming," "to come," "may," "possible," "assume," and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, known or unknown, which could cause actual results to vary materially from those indicated or anticipated. These and other risks, assumptions and uncertainties are described in the 2022 Annual Report and in other documents that we may file or furnish with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, we do not undertake, and we expressly disclaim, any duty or obligation to update publicly any forward-looking statement after the date of this Proxy Statement, whether as a result of new information, future events, changes in assumptions, or otherwise.

The information on our website, including, but not limited to, the contents of our 2021 ESG Report and our 2020-2021 DEI Report, is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated herein or into any of our other filings with the SEC.

Other matters

The Board knows of no other matters (other than those identified herein) to be brought before the Annual Meeting. If any other business should properly come before the Annual Meeting, the persons named in the proxy will vote on such matters according to their best judgment.

By order of the Board of Directors,

Joseph B. Amsbary, Jr.
Senior Vice President, Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on January 26, 2023

The Notice of Internet Availability, this Proxy Statement and the 2022 Annual Report are available at https://www.proxyvote.com.

We have also made available on our website at https://investor.walgreensbootsalliance.com/annual-reportsproxies a copy of the 2022 Annual Report, as filed with the SEC, including the financial statements and schedules. We will furnish, on written request and without charge, a printed copy of the 2022 Annual Report to each person whose proxy is solicited and to each person representing that, as of the Record Date, he, she or it was a beneficial owner of shares entitled to be voted at the meeting. Such written request should be directed to Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary.

Appendix A
Reconciliation of GAAP and non-GAAP financial measures

This Proxy Statement includes the following financial measures defined as non-GAAP financial measures by the SEC: Adjusted EPS. The tables below reconcile the non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with Generally Accepted Accounting Principles ("GAAP").

The supplemental non-GAAP financial measures are presented because management has evaluated the Company's financial results both including and excluding the adjusted items or the effects of foreign currency translation, as applicable, and believes that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the Company's business from period to period and trends in the Company's historical operating results. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented in the Proxy Statement.

We do not provide a reconciliation for non-GAAP estimates on a forward-looking basis where it is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various items that have not yet occurred, are out of the Company's control and/or cannot be reasonably predicted, and that would impact diluted net earnings per share, the most directly comparable forward-looking GAAP financial measure. For the same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures provided without the most directly comparable GAAP financial measures may vary materially from the corresponding GAAP financial measures.

Constant currency

The Company also presents certain information related to current period operating results in "constant currency," which is a non-GAAP financial measure. These amounts are calculated by translating current period results at the foreign currency exchange rates used in the comparable period in the prior year. The Company presents such constant currency financial information because it has significant operations outside of the U.S. reporting in currencies other than the U.S. dollar and this presentation provides a framework to assess how its business performed excluding the impact of foreign currency exchange rate fluctuations.

NET EARNINGS AND DILUTED NET EARNINGS PER SHARE

	(in millions)			
	Three months ended August 31,		Twelve months ended August 31,	
	2022	**2021**	**2022**	**2021**
Net (loss) earnings attributable to Walgreens Boots Alliance, Inc. - continuing operations (GAAP)	$ (415)	$ 358	$ 4,337	$1,994
Adjustments to operating income:				
Adjustments to equity earnings (loss) in AmerisourceBergen[1]	63	70	218	1,645
Acquisition-related amortization[2]	239	156	855	523
Transformational cost management[3]	305	79	763	417
Certain legal and regulatory accruals and settlements[4]	34	15	768	75
Acquisition-related costs[5]	69	29	223	54
Impairment of goodwill and intangible assets[6]	783	49	783	49
LIFO provision[7]	71	(73)	135	13
Total adjustments to operating income	1,565	325	3,746	2,775
Adjustments to other income, net:				
Net investment hedging loss[8]	—	2	1	8
Impairment of equity method investment and investment in equity securities[9]	—	—	190	—
Adjustment to gain on disposal of discontinued operations[10]	—	—	38	—
Gain on sale of equity method investment[11]	(138)	—	(559)	(290)
Gain on previously held investments[12]	—	—	(2,576)	—
Total adjustments to other income, net	(138)	3	(2,906)	(281)
Adjustments to interest expense, net:				
Early debt extinguishment[13]	—	(5)	4	414
Total adjustments to interest expense, net	—	(5)	4	414
Adjustments to income tax (benefit) provision:				
UK tax rate change[14]	—	378	—	378
Equity method non-cash tax[14]	16	8	70	(161)
Tax impact of adjustments[14]	(285)	(38)	(752)	(283)
Total adjustments to income tax (benefit) provision	(270)	348	(681)	(65)
Adjustments to post-tax earnings from other equity method investments:				
Adjustments to earnings in other equity method investments[15]	9	17	58	(504)
Total adjustments to post-tax earnings from other equity method investments	9	17	58	(504)
Adjustments to net loss attributable to non-controlling interests - continuing operations:				
Acquisition-related amortization[2]	(45)	(30)	(164)	(75)
Transformational cost management[3]	—	(2)	(1)	1
Acquisition-related costs[5]	(13)	—	(32)	—
LIFO provision[7]	—	5	—	(2)
Early debt extinguishment[13]	—	—	(1)	—
Total adjustments to net loss attributable to non-controlling interests - continuing operations	(58)	(27)	(198)	(77)
Adjusted net earnings attributable to Walgreens Boots Alliance, Inc. - continuing operations (Non-GAAP measure)	$ 694	$1,019	$ 4,360	$4,256
Net earnings attributable to Walgreens Boots Alliance, Inc. - discontinued operations (GAAP)	$ —	$ 268	$	$ 548
Acquisition-related amortization[2]	—	—	—	28
Transformational cost management[3]	—	—	—	1
Acquisition-related costs[5]	—	44	—	92
Gain on disposal of discontinued operations[10]	—	(322)	—	(322)

Tax impact of adjustments[14]		—		10		—		(6)
Total adjustments to net earnings attributable to Walgreens Boots Alliance, Inc. - discontinued operations	$	—	$	(268)	$	—	$	(206)
Adjusted net earnings attributable to Walgreens Boots Alliance, Inc. - discontinued operations (Non-GAAP measure)	$	—	$	—	$	—	$	342
Adjusted net earnings attributable to Walgreens Boots Alliance, Inc. (Non-GAAP measure)	$	694	$1,019		$ 4,360		$4,598	
Diluted net (loss) earnings per common share - continuing operations (GAAP)[16]	$	(0.48)	$	0.41	$	5.01	$	2.30
Adjustments to operating income		1.81		0.38		4.33		3.20
Adjustments to other income, net		(0.16)		—		(3.36)		(0.32)
Adjustments to interest expense, net		—		(0.01)		0.01		0.48
Adjustments to income tax (benefit) provision		(0.31)		0.40		(0.79)		(0.08)
Adjustments to post tax earnings from other equity method investments[15]		0.01		0.02		0.07		(0.58)
Adjustments to net loss attributable to non-controlling interests		(0.07)		(0.03)		(0.23)		(0.09)
Adjusted diluted net earnings per common share - continuing operations (Non-GAAP measure)[17]	$	0.80	$	1.17	$	5.04	$	4.91
Diluted net earnings per common share - discontinued operations (GAAP)	$	—	$	0.31	$	—	$	0.63
Total adjustments to net earnings attributable to Walgreens Boots Alliance, Inc. – discontinued operations		—		(0.31)		—		(0.24)
Adjusted diluted net earnings per common share - discontinued operations (Non-GAAP measure)	$	—	$	—	$	—	$	0.39
Adjusted diluted net earnings per common share (Non-GAAP measure)[17]	$	0.80	$	1.17	$	5.04	$	5.31
Weighted average common shares outstanding, diluted (in millions)[17]		865.3		867.2		865.9		866.4

1. Adjustments to equity earnings (loss) in AmerisourceBergen consist of the Company's proportionate share of non-GAAP adjustments reported by AmerisourceBergen consistent with the Company's non-GAAP measures. The Company recognized equity losses in AmerisourceBergen of $1,373 million during the three months ended November 30, 2020. These equity losses are primarily due to AmerisourceBergen's recognition of $5.6 billion, net of tax, charges related to its ongoing opioid litigation in its financial statements for the three months period ended September 30, 2020.

2. Acquisition-related amortization includes amortization of acquisition-related intangible assets, inventory valuation adjustments and stock-based compensation fair valuation adjustments. Amortization of acquisition-related intangible assets includes amortization of intangible assets such as customer relationships, trade names, trademarks, developed technology and contract intangibles. Intangible asset amortization excluded from the related non-GAAP measure represents the entire amount recorded within the Company's GAAP financial statements. The revenue generated by the associated intangible assets has not been excluded from the related non-GAAP measures. Amortization expense, unlike the related revenue, is not affected by operations of any particular period unless an intangible asset becomes impaired, or the estimated useful life of an intangible asset is revised. These charges are primarily recorded within selling, general and administrative expenses. Business combination accounting principles require us to measure acquired inventory at fair value. The fair value of the inventory reflects cost of acquired inventory and a portion of the expected profit margin. The acquisition-related inventory valuation adjustments exclude the expected profit margin component from cost of sales recorded under the business combination accounting principles. The stock based compensation fair valuation adjustment reflects the difference between the fair value based remeasurement of awards under purchase accounting and the grant date fair valuation. Post-acquisition compensation expense recognized in excess of the original grant date fair value of acquiree awards are excluded from the related non-GAAP measures as these arise from acquisition-related accounting requirements or agreements, and are not reflective of normal operating activities.

3. Transformational Cost Management Program charges are costs associated with a formal restructuring plan. These charges are primarily recorded within selling, general and administrative expenses. These costs do not reflect current operating performance and are impacted by the timing of restructuring activity.

4. Certain legal and regulatory accruals and settlements relate to significant charges associated with certain legal proceedings, including legal defense costs. In fiscal 2022, the Company recorded a $683 million charge related to a settlement agreement with the State of Florida to resolve all claims related to the distribution and dispensing of prescription opioid medications across the Company's pharmacies in the State of Florida. The Company excludes these charges when evaluating operating performance because it does not incur such charges on a predictable basis and exclusion of such charges enables more consistent evaluation of the Company's operating performance. These charges are recorded within selling, general and administrative expenses.

5. Acquisition-related costs are transaction and integration costs associated with certain merger, acquisition and divestitures related activities. These costs include charges incurred related to certain mergers, acquisition and divestitures related activities recorded in operating income, for example, costs related to integration efforts for merger, acquisition and divestitures activities. Examples of such costs include deal costs, severance and stock compensation. These charges are primarily recorded within selling, general and administrative expenses. These costs are significantly impacted by the timing and complexity of the underlying merger, acquisition and divestitures related activities and do not reflect the Company's current operating performance.

[6]   Impairment of goodwill and intangible assets do not relate to the ordinary course of the Company's business. The Company excludes these charges when evaluating operating performance because it does not incur such charges on a predictable basis and exclusion of such charges enables more consistent evaluation of the Company's operating performance. These charges are recorded within selling, general and administrative expenses.

[7]   The Company's U.S. Retail Pharmacy segment inventory is accounted for using the last-in-first-out ("LIFO") method. This adjustment represents the impact on cost of sales as if the U.S. Retail Pharmacy segment inventory is accounted for using first-in first-out ("FIFO") method. The LIFO provision is affected by changes in inventory quantities, product mix, and manufacturer pricing practices, which may be impacted by market and other external influences. Therefore, the Company cannot control the amounts recognized or timing of these items.

[8]   Gain or loss on certain derivative instruments used as economic hedges of the Company's net investments in foreign subsidiaries. These charges are recorded within Other income, net. We do not believe this volatility related to mark-to-market adjustment on the underlying derivative instruments reflects the Company's operational performance.

[9]   Impairment of equity method investment and investment in equity securities includes impairment of certain investments. The Company excludes these charges when evaluating operating performance because these do not relate to the ordinary course of the Company's business and it does not incur such charges on a predictable basis. Exclusion of such charges enables more consistent evaluation of the Company's operating performance. These charges are recorded within Other income, net.

[10] In fiscal 2022, the Company finalized the working capital adjustments with AmerisourceBergen related to the sale of the Alliance Healthcare business, resulting in a $38 million charge recorded to Other income, net in the Consolidated Statement of Earnings. In fiscal 2021, the Company recorded a net gain of $322 million within results of discontinued operations related to the sale of the Alliance Healthcare business. This gain was excluded as it is not reflective of normal operating activities.

[11]   Includes significant gains on the sale of equity method investments. In fiscal 2022, the Company recorded a gain of $417 million and $145 million in Other income, net due to a partial sale of its equity method investments in AmerisourceBergen and Option Care Health, respectively. In fiscal 2021, the Company recorded a gain of $290 million in Other income, net due to a partial sale of ownership interest in Option Care Health by the Company's then equity method investee HC Group Holdings.

[12] Includes significant gains on business combinations due to the remeasurement of previously held minority equity interests and debt securities to fair value. In fiscal 2022, the Company recorded such pre-tax gains of $2.2 billion and $402 million for VillageMD and Shields, respectively.

[13] In fiscal 2022, the Company incurred a $4 million loss in connection with the early extinguishment of debt related to the integration of Shields. In fiscal 2021, the Company incurred a $419 million loss related to the Company's cash tender offers to partially purchase and retire $3.3 billion of long-term U.S. denominated notes. The Company excludes these charges as related activities do not reflect the Company's ongoing financial performance.

[14] Adjustments to income tax provision (benefit) include adjustments to the GAAP basis tax provision (benefit) commensurate with non-GAAP adjustments and certain discrete tax items including U.S. and U.K. tax law changes and equity method non-cash tax. These charges are recorded within income tax provision (benefit).

[15] Adjustments to post tax earnings from other equity method investments consist of the proportionate share of certain equity method investees' non-cash items or unusual or infrequent items consistent with the Company's non-GAAP adjustments. These charges are recorded within post tax earnings from other equity method investments. Although the Company may have shareholder rights and board representation commensurate with its ownership interests in these equity method investees, adjustments relating to equity method investments are not intended to imply that the Company has direct control over their operations and resulting revenue and expenses. Moreover, these non-GAAP financial measures have limitations in that they do not reflect all revenue and expenses of these equity method investees. In fiscal 2021, due to partial sales of ownership interests in Option Care Health, our then equity method investee HC Group Holdings lost the ability to control Option Care Health and, therefore, deconsolidated Option Care Health in its financial statements. As a result of this deconsolidation, HC Group Holdings recognized a gain of $1.2 billion and the Company recorded its share of equity earnings in HC Group Holdings of $576 million.

[16] Due to the anti-dilutive effect resulting from the reported net loss, the impact of potentially dilutive securities on the per share amounts has been omitted from the quarterly calculation of weighted-average common shares outstanding for diluted EPS for the three months ended August 31, 2022. The impact of these potentially dilutive securities has been included in the calculation of weighted-average common shares outstanding for diluted EPS for the twelve months ended August 31, 2022.

[17] Includes impact of potentially dilutive securities in the quarterly calculation of weighted-average common shares, diluted for adjusted diluted net earnings per common share calculation purposes for the three and twelve months ended August 31, 2022.

Contact us

Walgreens Boots Alliance, Inc.
108 Wilmot Road
Deerfield, IL 60015 USA
+1 (847) 315-3700

 Walgreens Boots Alliance